UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

[redacted]

10012357

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 31, 2010

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from to

Commission File No. 0-12716

CLINICAL DATA, INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	**04-2573920**
(State or Other Jurisdiction of Incorporation or Organization)	*(I.R.S. Employer Identification No.)*
One Gateway Center, Suite 702, Newton, Massachusetts	**02458**
(Address of Principal Executive Offices)	*(Zip Code)*

Registrant's telephone number, including area code:
(617) 527-9933

Securities registered pursuant to Section 12(b) of the Act:

Common Stock, $.01 par value	The NASDAQ Stock Market LLC (NASDAQ Global Market)

Securities registered pursuant to Section 12(g) of the Act:

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☑

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☑ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§ 229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit ad post such files). YES ☐ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☑

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐ Accelerated filer ☑ Non-accelerated filer ☐ (Do not check if a smaller reporting company) Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☑

The aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was last sold on the NASDAQ Global Market as of the last business day of the registrant's most recently completed second fiscal quarter (September 30, 2009) was approximately $206,358,000.

The number of shares outstanding of the registrant's common stock as of June 14, 2010 was 29,682,386.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's Definitive Proxy Statement for the 2010 Annual Meeting of Shareholders to be held on or about September 16, 2010, are incorporated by reference in Part III hereof.

INDEX TO FORM 10-K

FOR THE FISCAL YEAR ENDED MARCH 31, 2010

PGxHealth®, Stedivaze™ and *FAMILION*® are either trademarks or registered trademarks, as the case may be, of Clinical Data, Inc. All other trademarks used herein, if any, are the property of their respective owners.

NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Annual Report on Form 10-K contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In particular, forward-looking statements regarding our expected performance and financial results in future periods — which include words such as "expect(s)," "feel(s)," "believe(s)," "would," "may," "anticipate(s)," and similar expressions — are based upon management's current expectations and beliefs and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in the preceding forward-looking statements. You are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date of the filing of this Annual Report on Form 10-K. The following factors known to management, including those set forth in Item 1A of this report entitled, "Risk Factors," could cause actual results to differ materially from those described in such forward-looking statements: our ability to raise cash or to produce cash from operations sufficient to fund our current level of activities, including clinical trials; the effects of regulatory decisions and approvals (or failure to obtain approvals) on our drug candidates and other existing products; our ability to continue to attract new customers and obtain new and expanded business opportunities from existing customers; management of our growth and successful integration of our operations with those of acquired subsidiaries; continued growth in demand in the United States and abroad for products such as those offered by us and the effect of intensifying competition among a rising number of companies offering products and services similar to those offered by us. Unless required by law, we undertake no obligation to update publicly any forward-looking statements, whether as a result of new information, future events, or otherwise. In addition, we encourage you to review the risk factors contained in Item 1A of this Annual Report on Form 10-K and in our other reports, registration statements and other documents filed from time to time with the United States Securities and Exchange Commission ("SEC") which describe a number of additional risks and uncertainties that could cause actual results to differ materially from those expected in the forward-looking statements made in this Annual Report on Form 10-K.

WHERE YOU CAN FIND MORE INFORMATION

We are subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, known as the Exchange Act, and in accordance with such laws, we file annual, quarterly and other reports, proxy statements and other information with the SEC. You may read and copy any document we file at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference rooms. Our SEC filings are also available to the public at the SEC's website at http://www.sec.gov and at our website at http://www.clda.com. The content on any website referred to in this Annual Report on Form 10-K is expressly not included by reference, unless expressly noted otherwise.

PART I

ITEM 1. *BUSINESS*

General

Clinical Data, Inc. is a Delaware corporation headquartered in Newton, Massachusetts. Our main operating business is PGxHealth, LLC, a wholly-owned Delaware limited liability company.

We are focused on the development and commercialization of novel therapeutics, with two lead compounds in the areas of central nervous system and cardiovascular disorders. Our first late-stage drug candidate is vilazodone, a dual-acting selective and potent serotonin reuptake inhibitor and serotonin receptor 1A ("5-HT_{1A}") partial agonist for the treatment of Major Depressive Disorder ("MDD") for which a New Drug Application ("NDA") was filed with the U.S. Food and Drug Administration ("FDA") on March 22, 2010. Our NDA for vilazodone was accepted for review by the FDA on May 21, 2010, with January 22, 2011 currently assigned as the date for decision-making by the FDA under the Prescription Drug User Fee Act ("PDUFA"). Our second late-stage drug candidate is apadenoson, trademarked Stedivaze, a selective adenosine receptor 2A ("AR_{2A}") agonist and potential best-in-class coronary vasodilator currently in Phase III of clinical development for use in nuclear Single Photo Emission Computed Topography ("SPECT") myocardial perfusion imaging.

We also have a pipeline of preclinical compounds, with plans to enter first-in-human trials. In May 2010, Santen Pharmaceutical Co., Ltd. ("Santen") exercised its option with respect to one of these compounds by making a $2.0 million payment for exclusive global rights to develop our second AR_{2A} agonist, referred to as ATL313, as a topical medication for glaucoma. Also, in August 2009, we entered into a license agreement with CombinatoRx, Inc. ("CombinatoRx") to develop ATL313 for the treatment of B-cell cancers, including multiple myeloma. An option agreement is also in place with Novartis Bioventures, Ltd., an affiliate of Novartis AG, for rights to develop our adenosine receptor 2B ("AR_{2B}") antagonist, referred to as ATL844, for the treatment of asthma and diabetes.

We also provide the *FAMILION* family of genetic tests for inherited cardiac syndromes, including cardiac channelopathies and cardiomyopathies, and have continued to expand both the menu of genetic tests for these inherited cardiac syndromes as well as third-party payor coverage. Furthermore, we apply our expertise to the development and commercialization of other genetic and pharmacogenetic tests related to these inheritable diseases and to drug response.

Our sources of liquidity as of March 31, 2010 include cash and cash equivalents of $49.2 million. Our projected uses of cash include: cash used to fund commercialization and further development of vilazodone; clinical development activities for Stedivaze, including a Phase III clinical development program; continued development of our other drug candidates; and working capital and other general corporate activities. We may also use our cash for the acquisition of businesses, technologies and products that will complement our existing assets.

In June 2010, we sold to the public 2.2 million shares of our common stock, par value $0.01 per share, at a price of $14.30 per share. The net proceeds to us are expected to be approximately $29.8 million after deducting underwriting commissions and estimated expenses payable by us associated with this transaction.

We believe that our cash, including the estimated net proceeds from the financing transaction completed in June 2010, will be sufficient to fund our operations through March 2011. Therefore, we will need additional capital to commercialize vilazodone and continue the development of Stedivaze beyond March 2011.

Vilazodone

Our lead drug candidate, vilazodone, is a novel dual-acting modulator of serotonin neurotransmission in development for the treatment of MDD with the potential for follow-on indications including Generalized Anxiety Disorder and other related mood disorders. Vilazodone is a selective and potent inhibitor of serotonin reuptake and a partial agonist at the 5-HT_{1A} receptor. MDD is a common mood disorder but, despite advances in the understanding of pharmacotherapy and the ongoing development of new agents, overall effectiveness of existing approved therapies is unsatisfactory. For example, approximately two-thirds of patients do not achieve remission with first-line treatment with a selective serotonin reuptake inhibitor ("SSRI") [STAR*D Study, January, 2006 *American*

Journal of Psychiatry]. Common causes for noncompliance or discontinuation of antidepressant therapy include lack of effectiveness and safety and tolerability issues, including antidepressant induced sexual dysfunction, weight gain, and neurological and gastrointestinal effects [Ashton, et al. Antidepressant-Related Adverse Effects Impacting Treatment Compliance: Results of Patient Survey, March/April 2005, *Current Therapeutic Research*].

We have completed two consecutive, randomized, double-blind, placebo-controlled Phase III clinical trials in which vilazodone achieved statistically significant results compared to placebo on the primary efficacy endpoint and on secondary endpoints related to symptoms of MDD and to global improvement. Vilazodone was generally well-tolerated; the most common adverse events considered to be drug-related were diarrhea, nausea and insomnia. In addition, vilazodone's impact on sexual function was similar to placebo when measured by quantitative, validated scales. Patient-reported adverse events related to sexual function, although infrequent, were more common on vilazodone than placebo. A statistically significant improvement in symptoms of anxiety associated with MDD, as measured by the Hamilton Anxiety Scale ("HAM-A") a secondary endpoint of the studies, was also observed. Based on the results of these and additional activities, including the manufacture of registration batches of the active pharmaceutical ingredient and the drug product, we submitted an NDA for vilazodone with the FDA on March 22, 2010, which was accepted for review by the FDA on May 21, 2010, with an assigned PDFUA date of January 22, 2011. Vilazodone is a New Chemical Entity and is currently not approved by the FDA or marketed for sale in any country.

The U.S. market for antidepressants in 2009, as defined by IMS Health's National Prescription Audit, indicated that more than 212 million prescriptions were written. This represents a growth rate of 2% over 2008 prescriptions. SSRIs and selective norepinephrine reuptake inhibitors lead the category of products prescribed for depression, and, according to IMS Health's National Sales Perspective, the U.S. market for antidepressants was roughly $12.0 billion in 2009.

We hold exclusive rights to develop and commercialize vilazodone pursuant to a license agreement we entered into with Merck KGaA, Darmstadt, Germany ("Merck"), in 2004. Under the terms of our agreement with Merck, if we are successful in the continuation of our development of vilazodone, we will be obligated to pay Merck certain additional milestone payments, all of which are payable in our common stock. Specifically, a milestone payment of €12.5 million was payable to Merck within 30 days of acceptance of an NDA filing in the U.S. or a Marketing Authorization Application ("MAA") filing in the European Union for the first indication of vilazodone. This payment was made on May 21, 2010, when the NDA, as filed on March 22, 2010, was accepted for review by the FDA. We issued 921,000 shares of our common stock as a result of achieving this milestone. In addition, separate €9.5 million payments would be payable to Merck within 30 days of receipt of (a) approval of the NDA or MAA, and (b) on the first sale of vilazodone in the U.S. or the European Union. Merck will also be entitled to certain royalty payments if we are successful in commercializing vilazodone, and to a certain share of milestone payments from third parties if we sublicense vilazodone.

Stedivaze

Our second late-stage drug candidate, Stedivaze, is a highly selective AR_{2A} agonist in development as a coronary vasodilator for nuclear-SPECT myocardial perfusion imaging. We began enrollment of our first Phase III clinical trial for Stedivaze in November 2009, and expect to begin our second Phase III clinical trial during the fiscal year ending March 31, 2011. Both of these Phase III studies will evaluate the safety and efficacy of Stedivaze for use as a pharmacologic stress agent in nuclear myocardial perfusion imaging, a method for evaluating blood flow to the heart, and also compare the tolerability of Stedivaze to adenosine, a standard pharmacologic stress agent used in myocardial perfusion imaging scans, when administered as an intravenous bolus injection.

Data from the clinical trials thus far completed for Stedivaze shows its potential for best-in-class attributes related to its adverse event, tolerability, pharmacokinetics and target binding affinity profiles and its mode of administration as a fixed dose intravenous rapid bolus.

Results from our two recent Phase I studies of Stedivaze also demonstrated that Stedivaze was safe and well tolerated in patients with asthma and chronic obstructive pulmonary disease ("COPD"). Currently available adenosine agonists must be used with caution or are contraindicated in patients with asthma and COPD. The high selectivity of Stedivaze offers a potential advantage for the safe use in this population, accounting for approximately

10% of the 7.6 million myocardial perfusion imaging tests performed annually [Eliana Reyes, MD, et al. Adenosine myocardial perfusion scintigraphy in obstructive airway disease. *Journal of Nuclear Cardiology,* November/ December 2007]. In 49 patients with mild to moderate asthma and 50 patients with moderate to severe COPD, Stedivaze had no effect on pulmonary function tests. Results of both of these trials support the continued study of Stedivaze in patients with asthma and COPD.

More than 7 million myocardial perfusion imaging tests were performed in the United States in 2009 to determine the extent and location of cardiac ischemia, the effectiveness of percutaneous coronary intervention or coronary artery bypass grafting surgeries, or the prognosis after myocardial infarction [AMR Monthly Monitor]. Over 3.5 million, or approximately 50%, of these tests required the use of a pharmacological agent to generate maximum coronary blood flow in lieu of or in addition to exercise [AMR Monthly Monitor] with an average selling price for each agent per procedure of approximately $200 [MediSpan Price Rx database, accessed on January 25, 2010]. Based on these figures, we believe the value of the U.S. branded market for vasodilators used in myocardial perfusion imaging is approaching $800 million annually.

Other Therapeutics in Development

ATL313 is a selective AR_{2A} agonist in preclinical development as a topical treatment for glaucoma that has shown significant effects on lowering intra-ocular pressure in both small and large animal models. Santen has exercised its option to further develop ATL313 for the treatment of glaucoma and plans to file an Investigational New Drug ("IND") for the drug with the FDA for this indication as soon as practicable, which is expected to be within the next twelve months. ATL313 is also the subject of a license agreement with CombinatoRx for the development of treatments for B-cell cancers, including multiple myeloma. Under this collaboration, CombinatoRx will be responsible for both preclinical and clinical development. ATL313 and other AR_{2A} agonists are also being evaluated by us in animal models of chronic pain and multiple sclerosis.

We are developing ATL844 for the treatment of asthma and/or diabetes, both of which are growing, multi-billion dollar markets. Acting as an AR_{2B} antagonist, this compound has shown significant pharmacodynamic effects in animal models for both asthma and diabetes. We are proceeding with a toxicology and chemistry program and, with success, we would expect to file an IND to continue the development of this compound in human trials. ATL844 is also the subject of an option agreement for an exclusive license by Novartis for the treatment of asthma and diabetes.

ATL1222 is a highly selective AR_{2A} agonist in development as an anti-inflammatory agent for the treatment of acute inflammatory conditions based on effects demonstrated in animal models. ATL1222 is being evaluated in pharmacodynamic studies and, with success, we would expect to file an IND to continue the development of this compound in human trials.

AVN316 is small molecule that potently inhibits the beta-catenin pathway in a variety of model systems. This compound and program is under consideration for further development and potential partnering.

Company History

We were formed in 1972 and, through a series of acquisitions and dispositions over the past several years, have emerged as a company focused primarily on the development and commercialization of novel therapeutics.

On October 6, 2005, we acquired Genaissance Pharmaceuticals, Inc., or Genaissance, including its in-licensed drug candidate, vilazodone. Since the acquisition of Genaissance, vilazodone has advanced through two positive Phase III clinical trials to an NDA filing with the FDA on March 22, 2010, which was accepted for review by the FDA on May 21, 2010 and assigned a PDFUA date of January 22, 2011. We also acquired the assets which we developed and commercialized as the *FAMILION* family of tests for inherited cardiac syndromes, including cardiac channelopathies and cardiomyopathies, which are marketed to healthcare providers to assist in the diagnosis and management of complex cardiac diseases.

In calendar 2006, we changed the name of Genaissance to Cogenics Inc., or Cogenics, and formed PGxHealth, LLC, or PGxHealth, to centralize the development and commercialization of vilazodone and the *FAMILION* tests.

On August 23, 2007, we acquired Epidauros Biotechnologie A.G., or Epidauros. Included in this acquisition was an intellectual property portfolio that included biomarkers in genes relating to prominent drug transporters, such as MDR1, MRP1 and OCT1, and important cytochrome P450 drug metabolizing genes including CYP2B6 and CYP2D6. These genes and specific markers of these genes play an important role in determining response in individuals to drugs in a wide variety of therapeutic classes, including response to clopidogrel, an antiplatelet agent used to inhibit blood clots in coronary artery disease, peripheral vascular disease and cerebrovascular disease. These biomarkers contribute to our position with respect to advancing our test development and potentially supporting development and advancement of our therapeutics. Following the Epidauros acquisition, we assigned this intellectual property portfolio to PGxHealth.

On August 4, 2008, we acquired the assets of Adenosine Therapeutics, LLC, or Adenosine Therapeutics, a developer of drug products based on its extensive portfolio of selective adenosine receptor modulators, including Stedivaze. This acquisition provided our preclinical pipeline of adenosine compounds targeted for use in therapeutic areas with large market potential and unmet needs including asthma, diabetes, coronary vasodilators and ophthalmic treatments. Stedivaze, a highly selective AR_{2A} agonist, is positioned to be a best-in class and best-in-category vasodilator for myocardial perfusion imaging.

On October 27, 2008, we entered into a definitive merger agreement to acquire Avalon Pharmaceuticals, Inc., or Avalon. Avalon is a biopharmaceutical company focused on the discovery, development and commercialization of cancer therapeutics. This acquisition was completed on May 28, 2009.

On September 30, 2009, we purchased at auction all the assets of Epix Pharmaceuticals, Inc., or Epix, related to the PRX-08066 drug program, which is a selective $5\text{-}HT_{2B}$ antagonist in Phase II development for pulmonary hypertension.

As part of our decision to focus our efforts solely on the development and commercialization of therapeutics, we sold the Cogenics division in April 2009.

With the sale of Cogenics completed and with the acquisition of the assets of Adenosine Therapeutics and Avalon, we have transformed the company to one focused on the development of late-stage novel compounds that have the potential to be commercialized as first-in-class, best-in-category, or both.

For a description of our revenue, loss from operations, and total assets, please see the Consolidated Financial Statements contained in Item 15.

OUR INDUSTRIES

Therapeutic Development

Drug development occurs in stages grouped into preclinical and clinical, with the latter conducted in three not necessarily discrete phases. Typically, chemical libraries are screened to identify lead compounds that have been determined to bind to specific targets, interrupt certain pathways, or for other reasons are believed to be rational candidates for progression into *in vitro* and *in vivo* studies to determine their pharmacodynamic, pharmacokinetic and toxicological profiles. These data are then compiled to support the filing of an IND with the FDA or a similar application with other national or regional regulatory agencies. Once the compound is approved for dosing in humans, clinical studies are conducted to establish the pharmacology, safety and efficacy of the compound for the intended indication. Finally, an NDA is filed with the FDA for marketing approval in the U.S. or a similar application for marketing approval is filed in other countries or regions. If approved by the FDA or equivalent regulatory authority outside of the U.S., the drug can be marketed although additional studies and/or surveillance may be required. Overall, the process of moving a compound from identification through approval can take more than 10 years. The odds of failure are high, with only 1 of every 5,000 to 10,000 compounds gaining marketing approval.

Genetic Tests

Many health plans and employers view genetic and biomarker testing as an important next step in managing healthcare costs. We are working directly with thought leaders, leading academic institutions, physicians, hospitals, payors, professional associations, healthcare coalitions, information technology companies and other healthcare constituents to set the stage for market introduction and adoption of these tests. We have continued to expand both the menu of genetic tests we offer for inherited cardiac syndromes as well as third-party payor coverage and to apply our expertise to the development and commercialization of other genetic tests related to these heritable diseases and to drug response.

OUR COMPANY

Our Strategy

We are focused on the acquisition, development and commercialization of best-in-class and/or first-in-class therapeutics. We have been opportunistic in identifying compounds that fit this strategy and that we were able to acquire on favorable terms. Our first late-stage drug candidates is vilazodone, a dual-acting selective and potent serotonin reuptake inhibitor and 5-HT_{1A} partial agonist for which an NDA was filed with the FDA on March 22, 2010. Our NDA for vilazodone was accepted for review by the FDA on May 21, 2010, with an assigned PDUFA date of January 22, 2011. Our second late-stage drug candidate is apadenoson, trademarked Stedivaze, an AR_{2A} agonist and potential best-in-class coronary vasodilator for use in nuclear-SPECT myocardial perfusion imaging, currently in Phase III clinical development. In addition, we have a pipeline of preclinical compounds in development for disorders with large markets and unmet needs. Some of these compounds are within reach of first-in-human studies in the coming fiscal year.

In support of our strategy, we are: (i) advancing vilazodone through the NDA process, marketing approval and commercialization phases; (ii) continuing to advance Stedivaze through its Phase III clinical programs toward the goal of an NDA submission; (iii) advancing our preclinical pipeline of therapeutics and potentially of related biomarkers consistent with program objectives; (iv) developing, acquiring and/or in-licensing other therapeutics; and (v) leveraging our know-how and expertise in drug and genetic biomarker development to achieve all aspects of our business strategy.

Our Pharmaceutical Pipeline

Vilazodone

About Depression

Depression is a common mood disorder with significant morbidity and mortality. The National Institute of Mental Health estimates that MDD affects approximately 18.1 million adults in the U.S. Further, approximately 60% of MDD patients have a comorbid psychiatric condition, including anxiety-related disorders and posttraumatic stress disorder [Rush A. et al., Comorbid psychiatric disorders in depressed outpatients: Demographics and clinical features. *J Affect Disord 2005 Jul 87 (1):43-55*]. Despite advances in the understanding of pharmacotherapy and the ongoing development of new agents, overall effectiveness of existing approved therapies is unsatisfactory. For example, approximately two-thirds of patients do not achieve remission with first-line treatment with an SSRI [STAR*D Study, January, 2006 *American Journal of Psychiatry*].

Common causes for noncompliance or discontinuation of antidepressant therapy include lack of effectiveness, and safety and tolerability issues, including antidepressant induced sexual dysfunction, weight gain, and neurological and gastrointestinal effects [Ashton, et al., Antidepressant-Related Adverse Effects Impacting Treatment Compliance: Results of Patient Survey, March/April 2005, *Current Therapeutic Research*].

Market Opportunity and Competition

Today, no single drug holds more than a 25% share of the antidepressant market. If approved by the FDA for marketing, vilazodone's potential competitors would include: Pfizer's Zoloft (sertraline); Wyeth's Effexor IR and XR (venlafaxine); Forest's Lexapro (escitalopram); Eli Lilly's Cymbalta (duloxetine) and Prozac (fluoxetine); GlaxoSmithKline's Paxil (paroxetine); and Labopharm's Oleptro (trazodone).

More than 212 million prescriptions were written for antidepressants in 2009, with commonly prescribed agents accounting for approximately $12 billion [IMS Health's National Prescription Audit and National Sales Perspective].

About Vilazodone

We are proceeding with the development of vilazodone for the treatment of depression under the terms of an exclusive worldwide license agreement with Merck entered in 2004. Vilazodone is a dual-acting modulator of serotonin neurotransmission, as it is both a selective and potent serotonin reuptake inhibitor, a mechanism of action proven successful as a first-line therapy for MDD, and a partial agonist of the 5-HT_{1A} receptor, a mechanism of action shown to be effective in treating mood disorders, including anxiety and depression. These mechanisms combine to increase serotonin levels in synapses in the brain, by inhibiting serotonin reuptake and by interfering with an innate signal to reduce serotonin production.

In February 2006, we initiated the first of two randomized, double-blind, placebo-controlled Phase III studies of vilazodone for the treatment of MDD; this study enrolled 410 patients and was completed in March 2007. This trial met its primary endpoint of superiority of vilazodone compared to placebo in the improvement of symptoms of depression as measured by mean change from baseline to the end-of-treatment in the Montgomery-Asberg Depression Rating Scale ("MADRS"), with a p-value of 0.001. Secondary endpoints including the Hamilton Depression Rating Scale ("HAM-D") (p = 0.022) and the Clinical Global Improvement and Clinical Global Severity Scores, which were also statistically significant in favor of vilazodone-treated patients compared to placebo-treated patients. There was also a statistically significant improvement in symptoms of anxiety associated with depression, as measured by HAM-A (p=0.031). The most common adverse events associated with vilazodone treatment in this study were nausea, diarrhea and somnolence. In this study, effects on sexual function for vilazodone-treated patients were similar to that of placebo-treated patients as measured by change in the Arizona Sexual Experience Scale. Results from the first Phase III study of vilazodone were published in March 2009 in the *Journal of Clinical Psychiatry* [Rickels K, et al., J Clin Psych 2009 Mar 70(3):326-33].

As a result of the completion of this first Phase III study and under the terms of our agreement with Merck, we issued 135,000 shares of our common stock as a milestone payment to Merck in December 2007. All of the shares issued to Merck are unregistered but carry certain demand and incidental registration rights, as provided under the agreement.

In March 2008, we initiated our second Phase III study which was completed in March 2009. This study was a randomized, double-blind, placebo-controlled trial of 481 patients with MDD conducted in the U.S. The study achieved its primary endpoint of demonstrating a reduction in the symptoms of depression, as measured by a statistical separation from placebo in the MADRS, with a p-value of 0.009, after up to 8 weeks of treatment. Vilazodone also met a key secondary endpoint as demonstrated by a statistically significant reduction in depression symptoms, compared to placebo, measured by mean change from baseline on the HAM-D, with a p-value of 0.026. These two rating scales are the most common psychometric measures of response to antidepressants used in clinical trials for regulatory approval. There was also a statistically significant improvement in symptoms of anxiety associated with depression, as measured by the HAM-A, with a p-value of 0.037. The effects of vilazodone on sexual function were comparable to placebo, as measured by a validated sexual function scale, the Changes in Sexual Function Questionnaire. In addition, vilazodone was generally well tolerated. The discontinuation rate due to adverse events for patients on vilazodone was 4.3% vs. 1.7% for who received placebo. In this study, the most common adverse events associated with vilazodone included diarrhea, nausea and insomnia.

A long-term safety study of vilazodone was initiated in December 2007 and completed in June 2009. The findings of this open-label study related to adverse events and other measures of safety were consistent with those of the two 8-week placebo-controlled studies. The most common adverse events were diarrhea, nausea and headache. Exposure of patients to vilazodone in the development program meets the minimum requirements as recommended by the FDA and International Conference on Harmonisation of Technical Requirements for Registration of Pharmaceuticals for Human Use, or ICH, for chronic diseases.

Based on the results of these and additional activities, including the manufacture of registration batches of the active pharmaceutical ingredient and the drug product, we filed an NDA for vilazodone with the FDA on March 22,

2010. On May 21, 2010, the FDA accepted the NDA filing. As a result of the achievement of this milestone, under the terms of our agreement with Merck, we issued 921,000 shares of our common stock as a milestone payment to Merck. All of the shares issuable to Merck are unregistered but carry certain demand and incidental registration rights, as provided under the agreement. The assigned PDUFA date for marketing approval of vilazodone is January 22, 2011. Vilazodone is currently not approved for marketing by the FDA.

We continue to prepare for the earliest possible commercialization of vilazodone. Over the last year, we have engaged a medical education firm to develop and continue to execute a fully integrated publication and education plan. This publication plan will provide the medical community the opportunity to review pharmacodynamic and clinical information on vilazodone.

In calendar 2009, we formed a relationship with an award winning, full service advertising and marketing agency in order to assist with market research, branding and promotions to be initiated after FDA approval. The vilazodone branding and promotional preparation continue to progress, on target for the earliest possible FDA approval.

In addition, we have begun to increase our marketing and sales related personnel in an efficient and fiscally responsible manner.

Stedivaze

Overview

Stedivaze is a selective AR_{2A} agonist in development as a coronary vasodilator for nuclear-SPECT myocardial perfusion imaging. Data from the clinical development program have demonstrated Stedivaze's potential for best-in-class attributes related to its adverse event, tolerability, pharmacokinetic and target binding profiles and its mode of administration as an intravenous rapid bolus fixed dose. We began enrollment in our first Phase III clinical trial for Stedivaze, the ASPECT 1 trial (Apadenoson Single Photo Emission Computed Tomography), in November 2009 and expect to begin our second Phase III clinical trial (ASPECT 2) during our fiscal year ending March 31, 2011. Both of these Phase III studies will evaluate the safety and efficacy of Stedivaze for use as a pharmacologic stress agent in nuclear-SPECT myocardial perfusion imaging, a method for evaluating blood flow to the heart, and also compare the tolerability of Stedivaze to adenosine, a standard pharmacologic stress agent used in myocardial perfusion imaging scans, when administered as an intravenous bolus injection.

About Myocardial Perfusion Imaging

Myocardial perfusion imaging is used as a primary screen to identify the presence of coronary artery disease as evidenced by detection of areas of poor blood flow in the heart that can be caused by plaques or constrictions that reduce or block the normal flow of blood. A pharmacologic stress agent is used to temporarily increase blood flow in order to define areas of the heart that may be receiving reduced blood flow under rest and stress conditions. The A_{2A} receptor is the adenosine receptor subtype that mediates coronary artery vasodilation, or the widening of blood vessels that supply the heart muscle [Shryock, J.C., Snowdy, S., Baraldi, P.G., et al., *Circulation*, 1998, pp 711-718].

Market Opportunity and Competition

More than 7 million myocardial perfusion imaging tests were performed in the United States in 2009 to determine the extent and location of cardiac ischemia, the effectiveness of percutaneous coronary intervention or coronary artery bypass grafting surgeries, or the prognosis after myocardial infarction [AMR Monthly Monitor]. Over 3.5 million, or approximately 50%, of these tests required the use of a pharmacological agent to generate maximum coronary blood flow in lieu of exercise [AMR Monthly Monitor]. For the past 13 years, the myocardial perfusion imaging market has grown at a compound annual growth rate of almost 11% per year [AMR Monthly Monitor]. For the twelve-month period ending June 2009, the leading vasodilator for myocardial perfusion imaging studies is Adenoscan, or adenosine, which had sales of about $300 million [The Myocardial Perfusion Study Market Guide, Jul-Dec 2008 & Jan-Jun 2009, USA. Produced by AMR Inc., Malvern PA]. CV Therapeutics, Inc. has developed Lexiscan, which has been approved by the FDA. Labeling for Lexiscan shows that it is administered as a single-bolus intravenous injection but that it has a comparatively un-differentiated incidence of adverse effects when compared to adenosine. Although the coronary vasodilation evoked by these agents results from activation of the adenosine A_{2A} receptor, their activity on the other 3 adenosine receptor subtypes (A_1, A_{2B}, A_3), as well as a prolonged duration of action, may produce unwanted side effects. The current U.S. market opportunity value approaching $800 million has been limited somewhat by the adverse event profile of these compounds; we believe the market opportunity is substantially greater for a compound that fully meets the clinical need [Broadpoint Capital, Inc., April 11, 2008; Morgan Stanley, January 27, 2009]. As validation for the potential of this class, Lexiscan, which was first sold in June 2007, generated roughly $120 million in sales for the twelve months ended June 2009 [The Myocardial Perfusion Study Market Guide, *supra. p.7*]. Lexiscan is forecasted to achieve worldwide sales of $410.8 million by 2012 [Morgan Stanley, January 27, 2009].

About PRX-08066

We purchased all the assets related to PRX-08066 from Epix in September 2009. PRX-08066 is a 5-HT_{2B} receptor antagonist in Phase II of development for pulmonary hypertension and related disorders, including pulmonary arterial hypertension. PRX-08066 has shown positive pharmacodynamic effects in animal models of pulmonary hypertension, as well as in hypoxia-induced pulmonary hypertension in healthy subjects, and in patients with pulmonary hypertension associated with COPD. We are evaluating our options for the continued development of this compound in pulmonary arterial hypertension and related disorders. This may include additional preclinical studies of pharmacodynamics or new clinical trials.

Preclinical Therapeutic Development Programs

ATL313

ATL313 is a selective AR_{2A} agonist in preclinical development as a topical treatment for glaucoma that has shown significant effects on lowering intra-ocular pressure in both small and large animal models. Santen has exercised its option to further develop ATL313 for the treatment of glaucoma and plans to file an IND for the drug for this indication as soon as practicable, which is expected to be within the next twelve months. ATL313 is also the subject of a license agreement with CombinatoRx for the development for the treatment of B-cell cancers, including multiple myeloma. Under this collaboration, CombinatoRx will be responsible for both preclinical and clinical development. ATL313 and other AR_{2A} agonists are also being evaluated by us in animal models of chronic pain and multiple sclerosis.

ATL844

We are developing ATL844 for the treatment of asthma and/or diabetes, both of which are growing, multi-billion dollar markets. Acting as an AR_{2B} antagonist, this compound has shown significant pharmacodynamic effects in animal models for both asthma and diabetes. We are proceeding with a toxicology and chemistry program and, with success, we expect to file an IND to continue the development of this compound in human trials. ATL844 is also the subject of an option agreement for an exclusive license with Novartis for the treatment of asthma and diabetes.

ATL1222

ATL1222 is a highly selective AR_{2A} agonist in development as an anti-inflammatory agent for the treatment of acute inflammatory conditions based on effects demonstrated in animal models. ATL1222 is being evaluated in pharmacodynamic studies and, with success, we would expect to file an IND filing to continue the development of this compound in human trials.

AVN316

AVN316 is a small molecule that potently inhibits the beta-catenin pathway in a variety of model systems. This compound and program is under consideration for further development and potential partnering.

Strategic Acquisitions

We continually evaluate opportunities that may provide us with, among other things, new compounds in clinical development, promising biomarkers preferably with intellectual property protection, new technologies and key personnel or capabilities that could augment these efforts. From time to time, we may pursue acquisitions which we believe will meet these or other preclinical and clinical program goals.

Our Genetic Tests

The *FAMILION* family of tests identifies mutations in genes associated with inherited cardiac syndromes including cardiac channelopathies such as Long-QT Syndrome ("LQTS"), Brugada Syndrome ("BrS"), Catecholaminergic Polymorphic Ventricular Tachycardia ("CPVT") and Short QT Syndrome ("SQTS"), and in genes associated with cardiomyopathies including Hypertrophic Cardiomyopathy ("HCM"), Arrhythmogenic Right Ventricular Cardiomyopathy ("ARVC"), Dilated Cardiomyopathy ("DCM") and Conduction Disease associated with DC ("CD-DCM").

We are continuing to develop and commercialize genetic and related biomarker tests that will assist providers and payors in determining the most appropriate therapeutic intervention for a particular patient. These tests are developed based on our know-how and expertise, in partnership with thought leaders and leading healthcare institutions, and intellectual property that we have developed on our own, licensed from others, or acquired from other parties.

The FAMILION Family of Tests

According to the Centers for Disease Control and Prevention each year 400,000 Americans die suddenly and unexpectedly due to cardiac arrhythmias, with about 4,000 of these deaths occurring in people under the age of 35 [*Sudden Arrhythmia Death Syndromes Foundation ("SADS") citing CDC 2002*]. Some of these deaths, especially those of young seemingly healthy people, are due to cardiac channelopathies, such as LQTS, BrS, and CPVT and to cardiomyopathies, such as HCM, ARVC and DCM. These conditions may predispose affected individuals to abnormal heart rhythms, known as arrhythmia, which can cause symptoms ranging from syncope, or fainting, to sudden cardiac arrest if left undiagnosed and untreated. Once detected, treatment options may include life-style modification, the prescription or avoidance of specific classes of drugs, and the insertion of an implantable cardioverter/defibrillator.

Launched in 2004, the LQTS and BrS tests were the first test offerings. LQTS is a genetic disorder that is three times more common than childhood leukemia [*SADS Foundation*]. The clinical presentation of LQTS and the subtype as indicated by the results of genetic testing are associated with both the probability and lethality of cardiac events. The onset of BrS is primarily during adulthood and, if untreated, the mean age of death is approximately 40 years of age.

In October 2007, a test for CPVT was added to the test menu. CPVT is considered to be highly lethal with the overall mortality of untreated disease estimated to be 30-50% [Mohamed U, et al., *J Cardiovasc Electrophysiol. 2007; 18(7):791-7*].

In May 2008, we began offering a genetic test for HCM, an autosomal dominant disease that affects 1 in 500 people [Keren A, et al., *Nature, 2008; 5(3):158-68*]. As the most prevalent cardiomyopathy, it is the major cause of sudden death in people under 30 years of age.

In November 2008, we began offering a genetic test for ARVC, a progressive cardiomyopathy characterized by loss of heart muscle cells and replacement with fatty and fibrous tissue. Prevalence estimates for ARVC range from 1 in 5,000 to 1 in 1,250 [Muthappan P, Calkins H, *Prog Cardiovasc Dis. 2008;51:31-43;* Peters S., *Int J Cardiol. 2006;113:4-11*].

In November 2009, we began offering a genetic test for DCM, an inherited progressive heart disease with no known cure. Early diagnosis enables the patient to receive treatments to slow the progression of the disease.

In March 2009, the Heart Failure Society of America issued Practice Guidelines on Genetic Evaluation of Cardiomyopathy [Hershberger et al., *Journal of Cardiac Failure 2009;15:83-97*]. The guidelines indicated substantial progress in understanding the genetic basis of cardiomyopathy. The guidelines also stated that genetic testing should be considered for the one most clearly affected person in a family and that the primary value, and the primary reason to seek genetic testing for the genetic cardiomyopathies, is to more accurately predict the risk of a family member developing cardiomyopathy who at the present has little or no clinical evidence of cardiovascular disease.

A joint guideline issued by the American College of Cardiology, the American Heart Association, and the European Society of Cardiology, titled *ACC/AHA/ESC 2006 Guidelines for Management of Patients With Ventricular Arrhythmias and the Prevention of Sudden Cardiac Death*, emphasizes the importance of the medical profession in critically evaluating the use of diagnostic procedures and therapies. The guidelines, as published in *Circulation [2006;114:1088-1132]*, recommend genetic testing for LQTS, CPVT, and BrS for the management of patients with ventricular arrhythmias and prevention of sudden cardiac death.

In May 2010 we expanded the *FAMILION* BrS test to include seven BrS genes. We also began offering genetic tests for SQTS and familial CD-DCM. 40-50% of patients with a high suspicion for familial Conduction Disease will have a mutation in the genes shown to cause CD-DCM. [Fatkin D, et al., *New England Journal of Medicine,1999;341:1715-24.* Hersberger RE, et al., *supra., p. 9]*

Challenges in Reimbursement

Some of the greatest challenges associated with genetic testing are the complicated pricing and reimbursement structures of the major payors and the out-dated Clinical Laboratory Fee Schedule codes often used by private and public payors. We have made significant progress in our efforts to contract with private and government health insurers for test coverage and reimbursement. The *FAMILION* LQTS, BrS, and *FAMILION* family tests and the *FAMILION* HCM and *FAMILION* HCM Family tests received S-codes in October 2008 and April 2009, respectively. S-codes should speed the adoption of these tests by private insurers. In October 2008, we became an in-network provider with Aetna for healthcare coverage of our *FAMILION* LQTS and Family tests. We are utilizing our national contract with the Blue Cross Blue Shield Association signed in December 2008 to work with individual BCBS companies to provide their customers with access to our *FAMILION* Family of Tests. In June 2009, we became an in-network provider for Humana for our *FAMILION* LQTS and associated family test. In addition, we are an approved Medicare provider for our genetic testing services, and a Medicaid provider in 41 states and the District of Columbia. These providers and other private payers with positive coverage policies offer access to genetic testing for nearly 280 million patients.

OTHER BUSINESS MATTERS

Government Regulation

Regulation by governmental entities in the U.S. and other countries are and will continue to be a significant factor in the development, manufacture and marketing of our products. Federal and state laws in the U.S. closely regulate the manufacture, safety, labeling, storage, record keeping, performance and marketing of human therapeutic and diagnostic products or services. The extent to which these regulations may apply to us varies depending on the nature of the product or service.

Protected patient health information and the information technology systems that store and manage this information in association with our commercial testing business are regulated by the Health Information Privacy and Portability Act known as HIPPA.

The Centers for Medicare & Medicaid Services regulates all non-research laboratory testing performed on humans in the U.S. under the Clinical Laboratory Improvement Amendments of 1988 ("CLIA"). The Division of Laboratory Services, within the Survey and Certification Group, under the Center for Medicaid and State Operations, has the responsibility for implementing and enforcing CLIA. So-called "laboratory-developed tests," such as our *FAMILION* tests, are currently regulated under CLIA.

Our lead therapeutic compounds, vilazodone and Stedivaze, as well as our earlier stage products, will require approval by the FDA in the U.S. and by equivalent regulatory bodies in other countries in order to be marketed. Gaining marketing approval requires the completion of both non-clinical and clinical studies and post-marketing safety surveillance, in addition to manufacture of the active pharmaceutical ingredient and the drug product(s), all in accordance with applicable regulations. This process can take many years and requires the expenditure of substantial resources. Delays in obtaining marketing approval or clearance could delay the commercialization of any therapeutic or diagnostic products developed by us or our collaborators, impose costly processes and procedures, diminish competitive advantages and reduce our potential revenues or royalties. Any products we or our collaborators develop may not receive regulatory approval in a timely fashion or at all. The development of vilazodone and Stedivaze, as well as our earlier stage products, are subject to applicable Good Laboratory Practices ("GLP"), Good Clinical Practice ("GCP") and current Good Manufacturing Practices ("cGMP"), as promulgated by the FDA and other regulatory agencies and provided to the industry in guidance and other regulatory documents. We believe we are in compliance with applicable regulations and employ consultants as needed to advise us throughout our development programs. We conduct audits of laboratory and manufacturing sites and monitor and audit clinical investigators to assure their compliance.

Patents and Proprietary Technology

We rely on patents, trade secrets, and non-disclosure/confidentiality agreements to develop and maintain our competitive position. All employees are required to execute agreements providing that all inventions conceived by them while employed by us are our exclusive property.

As of March 31, 2010, we have a patent estate consisting of:

- One pending U.S patent application, four pending U.S. provisional patent applications, and one pending international patent application under the Patent Cooperation Treaty relating to genetic markers associated with response to antidepressants, namely vilazodone, composition of vilazodone and methods of use;
- One issued U.S. patent (expiry date of June 2024) and one pending U.S. patent application relating to Stedivaze formulation and process of preparation;
- Two pending U.S. provisional patents relating to LQTS;
- Two issued U.S. patents (expiry dates of May 2024 (compound) and December 2025 (method of treatment)), three pending U.S. patent applications, three issued foreign patents in India, Mexico and New Zealand, forty-two pending foreign patent applications in Europe, Canada, Japan, Australia, and eighteen other countries, and one pending international patent application under the Patent Cooperation Treaty relating to substituted pyrimidine compounds and methods of use;
- Three pending U.S. patent applications, sixteen pending foreign patents in Europe, Canada, Japan, Australia and twelve other countries, one pending international patent application under the Patent Cooperation Treaty relating to ATL313;
- Two issued U.S. patents (expiry dates of November 2025 (composition of matter) and May 2027 (process of manufacturing)), three pending U.S. patent applications, four issued foreign patents in Mexico, New Zealand, Russia and Singapore, thirty-two pending foreign patent applications in Europe, Canada, Japan, Australia and seventeen other countries relating to ATL844;
- Three pending U.S. patent applications and two pending international patent applications under the Patent Cooperation Treaty relating to ATL1222;
- One issued U.S. patent (expiry date of October 2027), one pending U.S. patent application, and thirteen pending foreign patent applications in Europe, Canada, Japan, Australia and nine other countries relating to ATL359;
- Five issued U.S. patents (expiry dates of April 2025 (A2A antagonists), April 2027 (pyridyl substituted xanthines and derivatives of 8-substituted xanthines), May 2027 (pyrazolyl substituted xanthines) and August 2027 (A2B antagonists)), five pending U.S. patent applications, two pending U.S. provisional patent applications, and nineteen pending foreign patent applications in Europe, Canada, Japan, Australia and eight other countries relating to our adenosine-related product pipeline;
- One pending U.S. patent application, thirteen pending foreign patent applications in Europe, Canada, Japan, Australia and nine other countries, and two pending international patent applications under the Patent Cooperation Treaty relating to beta catenin;

- Two pending U.S. patent applications and five pending foreign patent applications in Europe, Canada and Japan relating to PLK3;
- One pending U.S. patent application, one pending foreign patent application in Europe relating to compounds and methods for treating or preventing autoimmune diseases;
- Three issued U.S. patents (expiry dates of March 2022 (colon cancer gene expression), July 2023 (pyrrole compounds for colon cancer) and February 2025 (compound centric signatures)), five pending U.S. patent applications and two pending foreign patent applications in Europe relating to cancer gene expression, therapeutic targets, AVN944 biomarkers, and identification of therapeutic agents;
- One pending U.S. patent application, twenty issued foreign patents in Europe, Canada, Mexico, India, Korea, Singapore and South Africa, and seven pending foreign patent applications in Europe, Canada and Japan relating to MDR-1;
- One issued U.S. patent (expiry date of May 2020) relating to CYP3AX;
- One issued U.S. patent (expiry date of August 2021), and three pending foreign patent applications in Europe, Canada and Japan relating to CYP3A4 and CYP3A7;
- Two pending U.S. patent applications, eleven issued foreign patents in Europe, and two pending foreign patent applications in Canada and Japan relating to the CYP2D6;
- One pending U.S. patent application and nineteen issued foreign patents in Europe relating to CYP2B6;
- One pending U.S. patent application and one pending foreign patent application in Europe relating to CYP2C8;
- One pending U.S. patent application relating to MRP-1;
- One pending U.S. patent application and two pending foreign patent applications in Europe and Canada relating to TPMT;
- Three pending U.S. patent applications and one pending foreign patent application in Europe relating to OCT1;
- Eleven issued foreign patents in Europe relating to CYP3A5;
- One issued U.S. patent (expiry date of January 2021), nine issued foreign patents in Europe, and two pending foreign patent applications in Canada and Japan relating to hPXR;
- One issued U.S. patent (expiry date of May 2021) relating to GSTT1;
- One issued U.S. patent (expiry date of December 2024) relating to CDK5 genetic markers associated with galantamine response;
- One issued U.S. patent (expiry date of April 2024) relating to methods of obtaining and using haplotype data;
- One issued U.S. patent (expiry date of August 2018) relating to the method to evaluate the ability to metabolize pharmaceuticals and the compositions thereof; and
- One issued U.S. patent (expiry date of May 2019) relating to UGT1.

In addition to the patents that we own, we have exclusively in-licensed rights under a variety of issued patents and pending patent applications as follows:

- Eleven issued U.S. patents (expiry dates of September 2014 (composition of matter), April 2016 (intermediates), December 2019 (process), January 2020 (intermediates), May 2020 (novel uses), November 2020 (intermediates), May 2021 (novel uses), September 2022 (second medical use) and September 2023 (polymorphic forms)); three pending U.S. patent applications, three-hundred-thirty-nine issued foreign patents, fifty-four pending foreign patent applications and one pending international patent application under the Patent Cooperation Treaty owned by Merck relating to vilazodone, intermediates and polymorphic forms thereof, methods for manufacturing vilazodone, and methods of using vilazodone to treat depression, other anxiety disorders and other medical uses;

- Four issued U.S. patents (expiry dates of June 2019), one pending U.S. patent application, seventy-two issued foreign patents, thirteen pending foreign patent applications, and one pending international patent application under the Patent Cooperation Treaty owned by the University of Virginia Patent Foundation relating to Stedivaze compositions, methods of using Stedivaze for myocardial perfusion imaging and other imaging modalities and a unit dose;

- One issued U.S. patent (expiry date of May 2015) owned by the University of Massachusetts relating to a use for Stedivaze;

- One issued U.S. patent (expiry date of May 2018) co-owned by the University of Virginia Patent Foundation and Penn State Research Foundation relating to methods for improving insulin sensitivity or stimulating glucose uptake;

- One pending U.S. patent application, one issued foreign patent, and two pending foreign patent applications owned by the National Institutes of Health relating to methods for treating cancer;

- Thirteen issued U.S. patents (expiry dates of July 2014 (method for treating restenosis with A2A agonists and treating inflammatory response with A2A agonists), March 2016 (method for treating inflammatory diseases with A2A agonists), February 2018 (use of A2B antagonists in treating respiratory diseases), February 2020 (A2B antagonists), January 2022 (treating inflammatory response), October 2022 (2-propynyl adenosine analogs having A2A agonist activity), July 2025 (allosteric enhancers of A1 adenosine receptors), March 2026 (agonist allosteric enhancers at human A1 adenosine receptors), May 2026 (ATL313 and other A2A agonists), October 2026 (2-polycyclic propynyl adenosine analogs having A2A activity) and May 2027 (ATL313 and other A2A agonists and 2-propynyl adenosine analogs having A2A agonist activity)), eleven pending U.S. patent applications, one pending U.S. provisional patent application, nine issued foreign patents, and fifteen pending foreign patent applications owned by the University of Virginia Patent Foundation relating to our substantial adenosine-related product pipeline;

- Five issued U.S. patents (expiry dates of October 2016 (LQT1/KCNQ1), December 2016 (LQT1/KCNQ1), August 2017 (LQT1/KCNQ1), July 2018 (LQT2/KCNH2) and August 2019 (LQT2/KCNH2)), six issued foreign patents in Europe, Canada, Japan, Australia and one other country, and five pending foreign patent applications in Europe, Canada and Japan owned by the University of Utah relating to the diagnosis of inherited LQTS;

- Five issued U.S. patents (expiry dates of October 2016 (LQT1/KCNQ1), December 2016 (LQT1/KCNQ1) and August 2017 (LQT1/KCNQ1)), six issued foreign patents in Europe, Canada, Japan, Australia and one other country, and two pending foreign patent applications in Europe and Canada owned by Genzyme Corporation relating to the diagnosis of inherited LQTS;

- One pending U.S. patent application and three pending foreign patent applications in Europe, Canada and one other country and one pending international patent application under the Patent Cooperation Treaty owned by Newfound Genomics relating to the diagnosis of inherited ARVC;

- Three pending U.S. patent applications, sixteen issued foreign patents in Europe, Japan, Australia and two other countries, and four pending foreign patent applications in Europe, Canada and Japan owned by CHU Tours relating to the use of the FCGR3A V158F variant to predict certain phenotypes, including rituximab efficacy;

- One issued U.S. patent (expiry date of June 2017) controlled by Innate Pharma relating to genotyping the FCGR3A V158F variant;

- One pending U.S. patent application owned by the University of Alabama-Birmingham relating to the use of certain FCGR2B variants to predict certain phenotypes;

- One issued U.S. patent (expiry date of August 2015) owned by St. Jude Children's Research Hospital (exclusively sublicensed to Prometheus Laboratories Inc. and Specialty Laboratories, Inc.) relating to genetic markers predictive of thiopurine toxicity;
- One pending U.S. patent application owned by St. Jude Children's Research Hospital (exclusively licensed to Specialty Laboratories, Inc.) relating to gamma glutamyl hydrolase activity;
- One issued U.S. patent (expiry date of June 2012) owned by Yale University (exclusively sublicensed to Siemens Medical Solutions Diagnostics) relating to the coupled amplification and sequencing of DNA; and
- One issued U.S. patent (expiry date of October 2020) owned by Vanderbilt University relating to a genetic marker predictive of drug-induced cardiac arrhythmia.

Backlog

Backlog is not meaningful to our business.

Employees

We had 160 full-time and 17 part-time employees as of March 31, 2010, all of whom are employed in the U.S. and Canada.

Environmental Matters

We do not believe that compliance with federal, state or local regulations relating to the protection of the environment has any material effect on our financial or competitive position.

Significant Customers and Geographical Information

No customer comprises 10% or more of our consolidated revenues. All of our revenue is derived from sales within North America.

Discontinued Operations

As part of our decision to focus on the development and commercialization of therapeutics and genetic tests from our growing portfolio of proprietary genetic biomarkers, we sold Vital Diagnostics in November 2006, Clinical Data Sales & Service in June 2007, Vital Scientific in October 2007, Electa Lab in November 2007, and our Cogenics segment in April 2009. Accordingly, we classified these businesses as discontinued operations and their results of operations, financial position and cash flows are separately reported for all periods presented.

Investor Information

Financial and other information about us is available on our website (http://www.clda.com). We make available on our website, free of charge, copies of our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to these reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 as soon as reasonable practicable after we file such material electronically or otherwise furnish it to the SEC.

ITEM 1A. *RISK FACTORS*

Investment in our securities involves a high degree of risk. Investors should carefully consider the following factors, among others, relating to Clinical Data:

Risk Factors Relating to Our Business and Operations

If we are unable to raise additional capital when needed in the future, we might be unable to execute our operating and development plans, and if we succeed in raising capital, we might dilute your percentage ownership of the common stock or might subject our company to fixed payment obligations and restrictive covenants.

Our projected uses of cash include cash to fund operations, including continued research and product development, sales and marketing, capital expenditures and existing debt service costs. We believe that our cash resources will be sufficient to fund our operations through March 2011. We will need additional funds to continue operations and for the development (including approval) of vilazodone and Stedivaze and other potential products.

Management is always evaluating and prioritizing additional sources of financing, and would consider any of the following options:

- partnering opportunities for the marketing of vilazodone;
- partnering opportunities for the development and marketing of Stedivaze;
- sales of non-core assets; and/or
- sales of equity and debt securities.

If we raise additional capital through the sale of equity securities, our existing stockholders will be diluted and earnings per share could decrease. Capital raised through debt financing would require us to make periodic payments of interest and principal and might impose restrictive covenants on the conduct of our business. Furthermore, additional financings might not be available on terms favorable to us, or at all. Moreover, the terms of our outstanding convertible notes restrict our ability to finance our operations through the issuance of additional debt or shares of common stock.

We cannot be certain that additional financing will be available in amounts or terms acceptable to us, if at all. A failure to obtain additional funding could prevent us from making expenditures that might be required to grow or maintain our operations. If we are unable to obtain financing or partnering opportunities, we may be required to implement cost reduction strategies, including decreasing our expenditures on research and development expenses and sales and marketing expenses in anticipation of development and commercial launch of our products. The postponement or cancellation of any of these development and commercialization efforts could have a material adverse impact on our planned operations and future operating results.

Given our current product development efforts, which have resulted in significant net losses, we expect to incur further net losses for the foreseeable future.

We have incurred operating losses since the fiscal year ended March 31, 2006. At March 31, 2010, we had an accumulated deficit of $339.7 million. We expect to incur substantial additional operating losses over the next several years as our research, development, preclinical testing and clinical trial activities increase, particularly with respect to Stedivaze.

Moreover, to become profitable, we, either alone or with collaborators, must successfully develop, manufacture and market vilazodone, as well as our future product candidates, including Stedivaze, and other products and continue to leverage our existing technologies to generate revenue. This process of commercialization, especially as it relates to building a sales force and establishing distributions channels for vilazodone, for instance, will be time consuming and costly. It is possible that we will never have significant enough revenue to become profitable or sustain profitability.

If we are unable to obtain marketing approval of vilazodone, our results of operations will suffer.

In order to market our lead therapeutic candidate, vilazodone (as well as any other of our therapeutic products that successfully complete the clinical trial process), in the U.S., we will need to obtain marketing approval from the FDA. Our NDA for vilazodone was submitted on March 22, 2010, accepted for review by the FDA on May 21, 2010, and assigned a PDUFA date of January 22, 2011. While we have not yet submitted any application for marketing approval of vilazodone in any other jurisdiction, we would need the approval of equivalent regulatory authorities in any other country or territory in which we sought such approval.

If we are unable to obtain marketing approval for vilazodone, or if it is delayed, our business and results of operations would be adversely affected. A regulatory authority may deny or delay an approval because it was not satisfied with the structure or conduct of clinical trials or due to its assessment of the data we supply. A regulatory authority, for instance, may not believe that we have adequately established a product's risk-benefit profile or adequately addressed negative safety signals. In addition, the FDA may convene an advisory committee concerning the vilazodone NDA that may not vote in support of approval of the NDA. While such a vote would not be binding on the FDA, it could harm the prospects for approval of our NDA. Clinical data are subject to varied interpretations, and regulatory authorities may disagree with our assessments of our data. In any such case, a regulatory authority could insist that we provide additional data, which could substantially delay or even prevent commercialization efforts, particularly if we are required to conduct additional pre-approval clinical studies.

We may not successfully develop or derive revenues from any products.

Any pharmaceutical product that we or our collaborators are able to develop will fail to produce revenues unless we:

- establish that they are safe and effective;
- establish that they are clinically valid and useful;
- successfully compete with other technologies and products;
- ensure that they do not infringe on the proprietary rights of others;
- establish that they can be safely manufactured in sufficient quantities at reasonable costs;
- obtain and maintain regulatory approvals for them; and
- market them successfully.

We may not be able to meet some or all of these conditions. We expect that it will be at least a year, if ever, before we will recognize significant revenue from the commercialization of vilazodone. For our other therapeutic and diagnostic products still in clinical trials, such as Stedivaze, we expect that it will be years before we will recognize revenue, if any, from the sales of such products.

We have never marketed a drug before, and if we are unable to establish an effective sales force and marketing infrastructure either directly or in collaboration with a third party, we may not be able to commercialize our product candidates successfully.

We plan to market or co-promote our products in the U.S. markets. We currently do not have any internal sales, distribution or marketing capabilities for pharmaceutical products. The development of a sales and marketing infrastructure for U.S. markets will require substantial resources, will be expensive and time consuming and could negatively impact our commercialization efforts, including delay of any product launch. These costs may be incurred in advance of any marketing approval. In addition, we may not be able to hire a sales force in the U.S. that is sufficient in size or has adequate expertise in the medical markets that we intend to target. If we are unable to establish our sales force and marketing capability, our operating results would be adversely affected.

If physicians and patients do not accept and use our drugs, we will not achieve sufficient product revenues and our business will suffer.

Even if we gain marketing approval of our drug candidates, physicians and patients may not accept and use them. Acceptance and use of these products may depend on a number of factors including:

- perceptions by members of the healthcare community, including physicians, about the safety and effectiveness of our drugs;
- published studies demonstrating the safety and effectiveness of our drugs;
- adequate reimbursement for our products from payors; and
- effectiveness of marketing and distribution efforts by us and our licensees and distributors, if any.

The failure of our drugs, if approved for marketing, to gain acceptance in the market would harm our business and could require us to seek additional financing.

If our products are not granted adequate reimbursement from third-party payors, we may be unable to successfully commercialize them and we may never achieve widespread market acceptance of our products.

Our ability to successfully sell our drugs and other products in the U.S. and other countries depends on the availability of adequate reimbursement from third-party payors such as private insurance plans, managed care organizations and Medicare and Medicaid. Most of our revenues for such products are and will be dependent on customers who rely on third party reimbursement. Third-party payors may influence the pricing or perceived attractiveness of our products by regulating the maximum amount of reimbursement they provide or by not providing any reimbursement. Medical community or third-party healthcare payors may deny or delay acceptance of our products or may provide reimbursement at levels that are inadequate to support adoption of our products.

If these payors do not reimburse for our drugs, or only provide reimbursement significantly below the costs of such products, our potential market and revenues will be materially limited. Use of our products may never become widely reimbursed and the level of reimbursement we obtain may never be sufficient to permit us to generate substantial revenue.

If we are unable to develop and/or in-license or otherwise acquire new products and technologies, we may not be able to grow our company successfully.

To date, we have relied significantly on acquisitions and in-licensing of intellectual property for our growth. For example, since 2005 we have acquired seven companies, including Genaissance, which provided us with our lead drug candidate, vilazodone, and many of the assets at PGxHealth. If we are unable to develop products and services internally, or to acquire companies or other technologies, we may not be able to continue our growth or to establish a leadership position in our industry. Additionally, even if such companies and/or other assets are available, we may not be able to acquire them on reasonable terms and therefore be required to pay a premium for their acquisition.

Because a significant portion of our total assets are represented by goodwill and indefinite-lived intangible assets that are subject to mandatory annual and potentially interim impairment evaluations and definite-lived intangible assets that are reviewed for impairment if certain conditions exist, we could be required to write-off some or all of this goodwill and intangible assets, which may adversely affect our financial condition and results of operations.

Approximately 35.4%, or $35.0 million, of our total assets at March 31, 2010 are comprised of goodwill and indefinite-lived intangible assets, of which approximately $31.8 million is goodwill. Under U.S. generally accepted accounting principles, goodwill and indefinite-lived intangible assets are not amortized but are reviewed annually or more frequently if impairment indicators arise. The unamortized values of definite-lived intangibles are reviewed if certain conditions exist. There was no impairment charge during fiscal 2010. When we perform future impairment tests, it is possible that the carrying value of goodwill or intangible assets could exceed their implied fair value and therefore would require adjustment. Such adjustment would result in a charge to earnings in that period. Once adjusted, there can be no assurance that there will not be further adjustments for impairment in future periods.

We might enter into new acquisitions that are difficult to integrate, disrupt our business, dilute stockholder value or divert management attention.

Our success will depend in part on our ability to continually enhance and broaden our product offerings in response to changing technologies, customer demands and competitive pressures. We expect to seek to acquire businesses, technologies or products that will complement or expand our existing business, including acquisitions that could be material in size and scope. Any acquisition we might make in the future might not provide us with the benefits we anticipated in entering into the transaction. Any future acquisitions involve various risks, including:

- difficulties in integrating the operations, technologies, products and personnel of the acquired companies;
- the risk of diverting management's attention from normal daily operations of the business;
- potential difficulties in completing projects associated with in-process research and development;

- risks of entering markets in which we have no or limited direct prior experience and where competitors in such markets have stronger market positions;
- initial dependence on unfamiliar supply chains or relatively small supply partners;
- unexpected expenses resulting from the acquisition;
- potential unknown liabilities associated with acquired businesses;
- insufficient revenues to offset increased expenses associated with the acquisition; and
- the potential loss of key employees of the acquired companies.

An acquisition could result in the incurrence of debt, restructuring charges and large one-time write-offs. Acquisitions also could result in goodwill and other intangible assets that are subject to impairment tests, which might result in future impairment charges. Furthermore, if we finance acquisitions by issuing convertible debt or equity securities, our existing stockholders will be diluted.

From time to time, we might enter into negotiations for acquisitions that are not ultimately consummated. Those negotiations could result in diversion of management time and significant out-of-pocket costs. If we fail to evaluate and execute acquisitions properly, we could fail to achieve our anticipated level of growth and our business and operating results could be adversely affected.

We are dependent upon certain key personnel.

We are highly dependent upon the principal members of our management, legal and scientific staff, including Andrew J. Fromkin, our President and Chief Executive Officer, C. Evan Ballantyne, our Chief Financial Officer, Caesar J. Belbel, our Chief Legal Officer, Carol R. Reed, M.D., our Chief Medical Officer, and James P. Shaffer, our Chief Commercial Officer. The loss of the service of any of these persons or other senior managers and key scientific and other personnel could seriously harm our business operations, product development and commercialization efforts.

In order to conduct clinical trials and to market our drugs, we will have to develop approved methods to produce these drugs using appropriate quality controls and at commercially viable rates.

In order to conduct clinical trials and ultimately to market any drugs we may develop, we or our third party contractors will need to obtain chemicals and components and, in some cases, licenses for proprietary formulation technology necessary for the manufacture of the products from third parties. We or our contractors will then need to implement the necessary technology in order to produce the drugs to exacting standards set by us and regulatory authorities. This is an uncertain and time-consuming process; any disruption in it may delay or harm our ability to continue clinical development or commercialization of our products. For drugs which have reached the last stage of clinical trials, we or our contractors will have to develop methods to scale up the production of the drug at commercially viable rates. If we are not able to scale the process in a timely manner or do not have the ability to produce the drug economically, we may not be able to enter the market with a viable product. This would harm our financial and commercial prospects.

If we cannot successfully form and maintain suitable arrangements with third parties for the manufacturing of the products we may develop, our ability to develop or deliver products may be impaired.

We have little experience in manufacturing products for commercial purposes and do not have manufacturing facilities. Accordingly, we must either develop such facilities, which will require substantial additional funds, or rely on contract manufacturers for the production of products for development and commercial purposes. We have signed contracts with suppliers for the production of vilazodone material and tablets for our clinical trials and for commercial drug and drug product and have contracted for sufficient materials, so we are therefore completely reliant on these contract manufacturers to fulfill these requirements. In some cases, these third party manufacturers and suppliers are our sole source of drug product and/or tablets for vilazodone. Failure of those contract manufacturers would seriously harm our ability to successfully commercialize vilazodone and our ability to complete our clinical trial programs for any of our compounds in development and to have suitable product to commercialize.

New drug development is a lengthy and complex process, and we may be unable to commercialize any of the products we develop.

Before we can develop drugs and gain marketing approval, we need to accomplish some or all of the following:

- identify compounds with chemical, pharmacokinetic, and pharmacodynamic properties appropriate for human development;
- complete nonclinical studies related to the pharmacologic and toxicologic properties of the compound;
- submit an IND to the FDA or equivalent application to other regulatory agencies to begin first-in-human studies;
- undertake clinical trials to establish the efficacy, safety, and other aspects of our drug candidates;
- successfully manufacture drug substance and drug product for clinical trial and commercial uses;
- expend significant resources;
- maintain and expand our intellectual property rights;
- obtain, where necessary, marketing approvals from the FDA and other regulatory agencies for the intended indication; and
- find collaborative partners with manufacturing and commercial capabilities for our current and future drug candidates.

The process of developing new drugs takes years. Our product development efforts may fail for many reasons, including:

- the failure of products in the research and development stage;
- the high cost of clinical trials and our lack of financial and other resources;
- the inability to acquire sufficient resources to assist in conducting clinical trials; and
- the inability to establish the safety and efficacy or clinical utility of our products.

Success in early clinical trials is not replicated often in later studies; few research and development projects result in commercial products. At any point, we may abandon development of a product candidate or we may be required to expend considerable resources repeating clinical trials, which would adversely impact the timing for revenues from those product candidates. In addition, as we develop products, we may partner with third parties or be required to make significant investments in product development, marketing and selling resources. If a clinical study fails to demonstrate the prospectively defined endpoints of the study, we may abandon the development of the product or product feature that was the subject of the clinical trial, which could harm our business.

Our operations may be affected by unexpected problems frequently encountered in connection with the development and transition to other technologies and by the competitive environment in which we operate.

Even if we are successful in establishing genetic associations or in demonstrating safety and efficacy of a drug candidate in clinical trials, there is no guarantee that we will be successful in our product development efforts. Even if we develop products for commercial use, these products may not be accepted by the research, diagnostic, medical and pharmaceutical marketplaces or be capable of being offered at prices that will enable us to become profitable. Our products may not ultimately prove to be useful for commercial markets, meet applicable regulatory standards or be successfully marketed.

Covenants in our convertible notes restrict our financial and operational flexibility.

We are subject to certain covenants under the convertible notes we issued in 2009 that restrict our financial and operational flexibility. For example, we are restricted from incurring additional indebtedness, redeeming or declaring or paying any cash dividend or cash distribution on our common stock, or issuing or selling any rights, warrants or options to subscribe for or purchase our common stock or securities convertible into or exercisable for our common stock at a price which is less than the then market price of the common stock, other than in connection with an underwritten public offering. As a result of these covenants, our ability to finance our operations through the incurrence of additional debt or the issuance of shares of our common stock is limited.

Risk Factors Relating to Our Intellectual Property

If we are unable to protect effectively our intellectual property, we may not be able to operate our business and third parties may use our technology, both of which would impair our ability to compete in our markets.

Our success will depend in significant part on our ability to obtain and maintain meaningful patent protection for certain of our technologies and products throughout the world. Patent law relating to the scope of claims in the technology fields in which we will operate is still evolving. The degree of future protection for our proprietary rights is uncertain. We will rely on patents to protect a significant part of our intellectual property and to enhance our competitive position. However, our presently pending or future patent applications may not issue as patents, and any patent previously issued to us or our subsidiaries may be challenged, invalidated, held unenforceable or circumvented. Furthermore, the claims in patents that have been issued to us or our subsidiaries or that may be issued to us in the future may not be sufficiently broad to prevent third parties from producing competing products similar to our products. In addition, the laws of various foreign countries in which we plan to compete may not protect our intellectual property to the same extent as do the laws of the U.S. If we fail to obtain adequate patent protection for our proprietary technology, our ability to be commercially competitive will be materially impaired.

The patent positions of life science companies are generally uncertain and involve complex legal and factual questions. Our business could be hurt by any of the following:

- pending patent applications may not result in issued patents;
- the claims of any issued patents may not provide meaningful protection;
- the claims of any issued patents may be invalidated or held unenforceable under current law or upon changes in patent law;
- we may be unsuccessful in developing additional proprietary technologies that are patentable;
- our patents may not provide a basis for commercially viable products or provide us with any competitive advantages and may be challenged by third parties; and
- others may have patents that relate to our technology or business.

Third parties have filed, and in the future are likely to file, patent applications covering biomarkers and related methods that we have developed or may develop technology upon which our technology platform depends. If patent offices issue patents on these patent applications and we wish to use those biomarkers or technology, we would need to obtain licenses from third parties. However, we might not be able to obtain any such license on commercially favorable terms, if at all, and if we do not obtain these licenses, we might be prevented from using certain technologies or taking certain products to market.

In addition to patent protection, we also rely on protection of trade secrets, know-how and confidential and proprietary information. To maintain the confidentiality of trade-secrets and proprietary information, we generally seek to enter into confidentiality agreements with our employees, consultants and strategic partners upon the commencement of a relationship. However, we may not obtain these agreements in all circumstances. In the event of unauthorized use or disclosure of this information, these agreements, even if obtained, may not provide meaningful protection for our trade secrets or other confidential information. In addition, adequate remedies may not exist in the event of unauthorized use or disclosure of this information. The loss or exposure of our trade secrets and other proprietary information would impair its competitive advantages and could have a material adverse effect on our operating results, financial condition and future growth prospects.

If third parties make or file claims of intellectual property infringement against us, or otherwise seek to establish their intellectual property rights, we may have to spend time and money in response and cease some of our operations.

Third parties may claim that we are employing their proprietary technology without authorization or that we are infringing on their patents. We could incur substantial costs and diversion of management and technical personnel in defending against any of these claims. Furthermore, parties making claims against us may be able to obtain injunctive or other equitable relief which could effectively block our ability to further develop, commercialize and sell products. In the event of a successful claim of infringement, courts may order us to pay damages and obtain one or more licenses from third parties. We may not be able to obtain these licenses at a reasonable cost, if at all. Defense of any lawsuit or failure to obtain any of these licenses could prevent us from commercializing available products.

Any patent protection we obtain for our products may not prevent marketing of similar competing products.

Patents on our products may not prevent our competitors from designing around and developing similar compounds or compounds with similar modes of action that may compete successfully with our products. Such third party compounds may prove to be superior to our products or gain wider market acceptance and thus adversely affect any revenue stream that we could otherwise expect from sales of our products.

Patents on our testing products may not prevent our competitors from designing around and developing similar tests that may compete successfully with our products. Such third party tests may prove to be superior to our products or gain wider market acceptance and thus adversely affect any revenue stream that we could otherwise expect from sales of our products.

Any patents we obtain may be challenged by producers of generic drugs.

Patents covering innovative drugs, which are also commonly referred to as "branded drugs" or "pioneer drugs," face increased scrutiny and challenges in the courts from manufacturers of generic drugs who may receive benefits such as limited marketing co-exclusivity if the challenge is successful. Such patent challenges typically occur when the generic manufacturer files an Abbreviated NDA with the FDA and asserts that the patent or patents covering the branded drug are invalid or unenforceable, forcing the owner or licensee of the branded drug to file suit for patent infringement. If any patents we obtain covering our pharmaceutical products are subject to such successful patent challenges, our marketing exclusivity may be eliminated or reduced in time, which would thus adversely affect any revenue stream that we could otherwise expect from sales of our products.

Patents pending may not issue.

A number of our products are covered by patent applications that have not yet had their claims approved. Though we only submit patent applications that we believe have a reasonable probability of issuing, there is significant risk the patent applications may not be granted, or, if they are granted, may be granted with claims significantly less desirable than for which were originally applied.

We may be unable to achieve milestones contained in our licensing agreements and have our license revoked by our licensors.

Obtaining the milestones set forth in some of our licensing agreements requires performance on the part of us and may also depend on the successful work of suppliers, contractors, and sub-licensees. We cannot assure that there will be scientific, operational, or other success that will enable us to achieve the milestones to which we have agreed. Nor can we guarantee that we will be able to successfully renegotiate milestones with our licensors in the event that we desire or need to do so. In such instances, revocation of its license to the intellectual property upon which our business is built is a possibility and would significantly decrease our opportunities for success. Alternatively, licensors may impose additional goals or requirements on us in order to agree to extend the time of performance of our existing goals. Any termination of license agreements could significantly decrease our opportunities for success.

Risk Factors Relating to Regulatory Matters

Preclinical and clinical trials are time consuming, expensive, and uncertain processes.

Before the FDA approves a drug candidate for marketing, it is tested for safety and efficacy in preclinical testing and human clinical trials. The preclinical phase involves the discovery, characterization, product formulation and animal testing necessary to prepare an IND for submission to the FDA. The IND must be accepted by the FDA before the drug can be tested in humans in the U.S. The clinical phase of development follows a successful IND submission and involves the activities necessary to demonstrate the safety, tolerability, efficacy, dose and dose schedule of the product candidate in humans, as well as the ability to produce the drug substance and drug product in accordance with cGMP requirements. Preclinical testing and clinical development are long, expensive and uncertain processes. During the process, we expect to incur significant expenses to conduct trials and follow required regulatory processes.

Positive results from preclinical studies and clinical trials do not ensure positive results in late stage clinical trials designed to permit application for regulatory approval. We do not know when, or if, our current clinical trials will be completed. Many factors affect patient enrollment including:

- the size of the patient population;
- the proximity of patients to clinical sites;
- the eligibility criteria for the trial and the demands of completing the trial;
- alternative therapies or technologies; and
- competing clinical trials and new drugs approved for the conditions or indications we are investigating.

As a result of all of these factors, our trials may take longer to enroll patients than we anticipate. Such delays may increase our costs and slow down our product development and the regulatory approval process. Our product development costs will also increase if we need to perform more or larger clinical trials than planned. The occurrence of any of these events will delay our ability to generate revenue from product sales and impair our ability to become profitable, which may cause us to have insufficient capital resources to support our operations.

Additionally, we cannot be certain that the necessary types of patients can be enrolled in the required time frame, if ever. The clinical program for Stedivaze, for instance, may require the enrollment of patients with severe cardiac disease and these patients may be difficult or impossible to enroll. We may have to rely upon significant enrollment of patients at sites outside of the U.S., which may produce results that lack comparability to the U.S. population. It may also be necessary to utilize marketed products in our clinical trials, for example, as active comparators. We cannot be certain that supplies of other agents will be available for our trials.

Our clinical trials may be suspended or terminated at any time by the FDA, other regulatory agencies or by us if it is believed that the patients participating in trials are being exposed to unacceptable risks or if deficiencies are found in the clinical trial procedures. In addition, our or our collaborators' failure to comply with applicable regulatory requirements may result in failure to gain marketing approval, criminal prosecution, civil penalties and other actions that could impair our ability to conduct our business.

Regulatory approval of vilazodone or other products may be delayed, may require additional studies to be conducted or may not be obtained.

Due to the risks and uncertainties in drug development, products, such as vilazodone, that we or our collaborators develop could take a significantly longer time to gain regulatory approval than we expect, may require additional resources to gain FDA approval or may never gain FDA approval. If we or our collaborators do not receive these necessary approvals, we will not be able to generate substantial product or royalty revenues and may not become profitable. We and our collaborators may encounter significant delays or excessive costs in our efforts to secure regulatory approvals. Factors that raise uncertainty in obtaining these regulatory approvals include the following:

- we must demonstrate through clinical trials that the proposed drug product is safe and effective for its intended use;
- data obtained from preclinical and clinical activities are susceptible to varying interpretations which could delay, limit or prevent regulatory approvals; and
- we have limited experience in manufacturing and supply of the drug substance and drug product, which is necessary to gain regulatory approval and to commercialize the drug product.

Even if our drug candidates obtain regulatory approval, we will be subject to on-going government regulation.

Even if our drug candidates obtain regulatory approval, our products will be subject to continuing regulation by the FDA, including record keeping requirements, submitting periodic reports to the FDA, reporting of any adverse experiences with the product, and complying with Risk Evaluation and Mitigation Strategies and drug sampling and distribution requirements. In addition, updated safety and efficacy information must be maintained and provided to the FDA. We or our collaborative partners, if any, must comply with requirements concerning advertising and promotional labeling, including the prohibition against promoting and non-FDA approved or "off-label" indications or products. Failure to comply with these requirements could result in significant enforcement action by the FDA, including warning letters, orders to pull the promotional materials, and substantial fines.

Quality control and manufacturing procedures must continue to conform to cGMP after approval. Drug and biologics manufacturers and their subcontractors are required to register their facilities and products manufactured annually with the FDA and certain state agencies and are subject to periodic unannounced inspections by the FDA to assess compliance with cGMP regulations. Accordingly, manufacturers must continue to expend time, money, and effort in the area of production and quality control to maintain compliance with cGMPs and other aspects of regulatory compliance. Further FDA inspections may identify compliance issues at our contract manufacturers that may disrupt production or distribution or require substantial resources to correct.

After FDA approval of a product, the discovery of problems with a product or its class, or the failure to comply with requirements may result in restrictions on a product, manufacturer, or holder of an approved marketing application. These include withdrawal or recall of the product from the market or other voluntary or FDA-initiated action that could delay or prevent further marketing. Newly discovered or developed safety or effectiveness data, including from other products in a therapeutic class, may require changes to a product's approved labeling, including the addition of new warnings and contraindications. Also, the FDA may require post-market testing and surveillance to monitor the product's safety or efficacy, including additional clinical studies, known as Phase IV trials, to evaluate long-term effects. It is also possible that rare but serious adverse events not seen in our clinical development program of vilazodone or other drug candidates may be identified after marketing approval. This could result in withdrawal of our product from the market.

Compliance with post-marketing regulations may be time-consuming and costly and could delay or prevent us from generating revenue from the commercialization of our drug candidates.

Risks Related to Our Dependence on Third Parties

We rely on third-party manufacturers and we or such third parties may encounter failures or difficulties that could delay the clinical development or regulatory approval of our drug candidates, or their ultimate commercial production if approved.

We utilize third parties to manufacture all of our drug products and certain of those third parties are our sole source of drug product for vilazodone. We do not own manufacturing facilities that can produce sufficient quantities of drug product for large-scale clinical trials. Accordingly, we must either develop such facilities, which will require substantial additional capital resources, or rely, at least to some extent, on third-party manufacturers for the production of these substances. Furthermore, should we obtain FDA approval for any of our drug products, we expect to rely on third-party manufacturers for commercial production. Our dependence on others for manufacturing needs may adversely affect our ability to develop and deliver drug products on a timely and competitive basis.

Any performance failure on the part of us or a third-party manufacturer could delay clinical development, regulatory approval or, ultimately, sales of our drug candidates. We or third-party manufacturers may encounter difficulties involving production yields, regulatory compliance, lot release, quality control and quality assurance, as well as shortages of qualified personnel. Approval of our drug candidates could be delayed, limited or denied if the FDA does not approve our or a third-party manufacturer's processes or facilities. Moreover, the ability to adequately and timely manufacture and supply drug candidates is dependent on the uninterrupted and efficient operation of the manufacturing facilities, which is impacted by many manufacturing variables including:

- availability or contamination of raw materials and components used in the manufacturing process, particularly those for which we have no other source or supplier;
- capacity of our facilities or those of our contract manufacturers;
- facility contamination by microorganisms or viruses or cross contamination;
- compliance with regulatory requirements, including Form 483 notices and Warning Letters;
- changes in forecasts of future demand;
- timing and actual number of production runs;
- production success rates and bulk drug yields; and
- timing and outcome of product quality testing.

In addition, we or our third-party manufacturers may encounter delays and problems in manufacturing our drug candidates or drugs for a variety of reasons, including accidents during operation, failure of equipment, delays in receiving materials, natural or other disasters, political or governmental changes, or other factors inherent in operating complex manufacturing facilities. Supply chain management is complex, and may involve sourcing from a foreign country or countries. Commercially available starting materials, reagents and excipients may become scarce or more expensive to procure, and we may not be able to obtain favorable terms in agreements with subcontractors. We or our third-party manufacturers may not be able to operate our respective manufacturing facilities in a cost-effective manner or in a time frame that is consistent with our expected future manufacturing needs. If we or our third-party manufacturers cease or interrupt production or if our third-party manufacturers and other service providers fail to supply materials, products or services to us for any reason, such interruption could delay progress on our programs, or interrupt the commercial supply, with the potential for additional costs and lost revenues. If this were to occur, we may also need to seek alternative means to fulfill our manufacturing needs.

We rely on third parties to conduct our clinical trials and many of our preclinical studies. If those parties do not successfully carry out their contractual duties or meet expected deadlines, our drug candidates may not advance in a timely manner or at all.

In the course of our discovery, preclinical testing and clinical trials, we rely on third parties, including laboratories, investigators, clinical research organizations and manufacturers, to perform critical services for us. For example, we rely on third parties to conduct our clinical trials and many of our preclinical studies. Clinical research organizations are responsible for many aspects of the trials, including the recruitment and enrollment of patients. Although we rely on these third parties to conduct our clinical trials, we are responsible for ensuring that each of our clinical trials is conducted in accordance with its investigational plan and protocol. Moreover, the FDA and foreign regulatory authorities require us to comply with regulations and standards, commonly referred to as GCPs, for conducting, monitoring, recording and reporting the results of clinical trials to ensure that the data and results are scientifically credible and accurate and that the trial subjects are adequately informed of the potential risks of participating in clinical trials. Our reliance on third parties does not relieve us of these responsibilities and requirements. These third parties may not be available when we need them or, if they are available, may not comply with all regulatory and contractual requirements or may not otherwise perform their services in a timely or acceptable manner, and we may need to enter into new arrangements with alternative third parties and our clinical trials may be extended, delayed or terminated. These independent third parties may also have relationships with other commercial entities, some of which may compete with us. In addition, if such third parties fail to perform their obligations in compliance with our clinical trial protocols or GCPs, our clinical trials may not meet regulatory requirements or may need to be repeated. As a result of our dependence on third parties, we may face delays or failures outside of our direct control. These risks also apply to the development activities of collaborators, and we do not control collaborators' research and development, clinical trials or regulatory activities.

Our operations involve hazardous materials and medical waste and are subject to environmental, health and safety controls and regulations. Any claim relating to our improper handling, storage or disposal of biological and hazardous materials could be time-consuming and costly, and may exceed our resources.

We are subject to environmental, health and safety laws and regulation, including those governing the use of biological and hazardous materials as well as medical waste. The cost of compliance with environmental, health and safety regulations is substantial.

Our business activities involve the controlled use of hazardous materials, and we cannot eliminate the risk of accidental contamination or injury from these materials. While we believe that we are currently in compliance with all material rules and regulations governing the use of hazardous materials and, to date, we have not had any adverse experiences, in the event of accident or environmental discharge. We may be held liable for any resulting damages, which may exceed our financial resources and may materially harm our business, financial condition and results of operations.

Our business involves animal testing and changes in laws, regulations or accepted clinical procedures or social pressures could restrict our use of animals in testing and adversely affect our research and development efforts.

Many of the research and development programs we sponsor involve the use of laboratory animals. Changes in laws, regulations or accepted clinical procedures may adversely affect these research and development efforts. Social pressures that would restrict the use of animals in testing or actions against us or our partners by groups or individuals opposed to testing using animals could also adversely affect these research and development efforts.

In addition, preclinical animal studies conducted by us or third parties on our behalf may be subject to the U.S. Department of Agriculture regulations for certain animal species. Failure to comply with applicable regulations could extend or delay clinical trials conducted for our drug candidates.

Risk Factors Relating to Our Industry

If we were sued for product liability, we could face substantial liabilities that may exceed our resources.

We may be held liable if any product we develop, or any product which is made using our technologies, causes injury or is found unsuitable during product testing, manufacturing, marketing, sale or use. These risks are inherent in the development of pharmaceutical and related methodologies. If we choose to obtain product liability insurance but cannot obtain sufficient insurance coverage at an acceptable cost or otherwise protect against potential product liability claims, the commercialization of products that we or our commercial partners develop may be prevented or inhibited. Product liability claims, whether or not they have merit, could decrease demand for our products, divert the attention of our management and key personnel from our core business, require us to spend significant time and money in litigation or pay significant damages, all of which could prevent or interfere with the commercialization and development of products and adversely affect our business. Claims of this nature could also subject us to product recalls or harm our reputation, which could damage our position in the market.

We may not be able to compete successfully with other companies and government-sponsored entities in the development and marketing of products and services.

Drug discovery and development and in other areas of business including genetic testing, is intense and is expected to increase. We have numerous competitors, including major pharmaceutical and diagnostic companies, specialized biotechnology firms, universities and other research institutions, and other government-sponsored entities and companies. Our collaborators may compete with us. Many of our competitors, either alone or with collaborators, have considerably greater capital resources, research and development staff, facilities and technical and other resources than we have, which may allow them to discover important genes or develop drugs based on such discoveries before we do. We believe that a number of our competitors are developing competing products and services that may be commercially successful and that are further advanced in development than our potential products and services. Even if we are successful in developing effective products or services, our products and services may not successfully compete with those of our competitors, including cases where the competing drugs use the same mechanism of action as our products. Our competitors may succeed in developing and marketing products and services that are more effective than ours or that are marketed before ours.

Competitors have established, and in the future may establish, patent positions with respect to gene sequences related to our research projects. Such patent positions or the public availability of gene sequences comprising substantial portions of the human genome could decrease the potential value of our research projects and commercial products and make it more difficult for us to compete. We may also face competition from other entities in gaining access to DNA samples used for research and development purposes. Our competitors may also obtain patent protection or other intellectual property rights that could limit our rights, or our customers' ability, to use our technologies or databases or commercialize therapeutic or diagnostics products. In addition, we face, and will continue to face, intense competition from other companies for collaborative arrangements with pharmaceutical and biotechnology companies, for establishing relationships with academic and research institutions and for licenses to proprietary technology.

We expect competition to intensify as technical advances are made and become more widely known. Our future success will depend in large part on maintaining a competitive position in the genomic field. Rapid technological development may result in products or technologies becoming obsolete before we recover the expenses we incur in developing them.

Our ability to compete successfully will depend, in part, on our ability and that of our collaborators to:

- develop proprietary products;
- develop and maintain products that reach the market first, and are technologically superior to and more cost effective than, other products on the market;
- obtain patent or other proprietary protection for our products and technologies;
- attract and retain scientific and product development personnel;
- obtain required regulatory approvals; and
- manufacture, market and sell products that we develop.

In the U.S. there have been, and we expect there will continue to be, a number of federal and state proposals to reform the health care system in ways that could adversely impact the available reimbursement for, and therefore our ability to sell our products profitably.

In the U.S., federal and state agencies continue to promote efforts to reduce healthcare costs. As a result of reimbursement and legislative proposals, and the trend toward managed health care in the U.S., third-party payors, including government and private payors, are also increasingly attempting to contain health care costs by limiting the coverage and the level of reimbursement of new drugs. These cost-containment methods may include, but are not limited to, using formularies, which are lists of approved or preferred drugs, requiring prior authorization or step therapy, which is a program to encourage using lower cost alternative treatments, basing payment amounts on the least costly alternative treatment, or refusing to provide coverage of approved products for medical indications other than those for which the FDA has granted marketing approval. Cost control initiatives could adversely affect the commercial opportunity or decrease the price of our products and may impede the ability of potential users of our products to obtain reimbursement, any of which could have a material adverse effect on our profitability and future business prospects.

We operate in a very competitive environment.

We expect to encounter intense competition from a number of companies that offer products in our targeted application areas. We anticipate that our competitors in these areas will include:

- diagnostic and pharmaceutical companies;
- companies developing drug discovery technologies;
- companies developing molecular diagnostic and genetic tests; and
- companies developing point-of-care diagnostic and genetic tests.

If we are successful in developing products in these areas, we will face competition from established companies and numerous development-stage companies that continually enter these markets. In many instances, competitors have substantially greater financial, technical, research and other resources and larger, more established marketing, sales, distribution and service organizations than us. Moreover, these competitors may offer broader product lines and have greater name recognition than us and may offer discounts as a competitive tactic.

In addition, several development-stage companies are currently making or developing products that compete with or will compete with our potential products. Competitors may succeed in developing, obtaining approval from the FDA, or marketing technologies or products that are more effective or commercially attractive than our current or potential products or that render our technologies and current or potential products obsolete. Competitors may also develop proprietary positions that may prevent us from successfully commercializing products.

Risk Factors Relating to Our Common Stock

Conversion of outstanding convertible notes and exercise of outstanding warrants could significantly dilute the ownership interests of existing stockholders.

The conversion or exercise of some or all of our outstanding convertible notes and warrants could significantly dilute the ownership interests of existing stockholders. As of March 31, 2010, there were 6,110,600 shares of our common stock issuable upon conversion of the convertible notes, which have a conversion price of $8.18 per share, and 4,262,354 shares of our common stock issuable upon the exercise of the warrants, which have a weighted average exercise price of $11.88 per share. Any sales in the public market of the common stock issuable upon such conversion or exercise could adversely affect prevailing market prices of our common stock. Moreover, the existence of the convertible notes may encourage short selling by market participants because the conversion of such convertible notes could be used to satisfy short positions, or the anticipated conversion of such convertible notes into shares of our common stock could depress the price of our common stock.

If the investors in our private placements sell their shares, which have been registered under the Securities Act, the market price of our common stock may decline significantly.

As of March 31, 2010, an aggregate of 15,955,761 shares of common stock have been registered under the Securities Act for sale by stockholders in connection with certain transactions completed by us. The registered shares consist of shares issued to investors in private placements in September 2008, June 2006 and November 2005, shares issuable upon conversion of outstanding convertible notes, and shares issuable upon exercises of outstanding warrants assumed in connection with various acquisitions. The registrations of those shares currently are effective, and therefore the registered shares are freely transferable. If a large number of shares are sold into the public market, the market price of our common stock may decline significantly. Moreover, the perception in the public market that the stockholders might sell shares of common stock could also depress the market price of our common stock.

Our directors, executive officers and their affiliated entities have substantial control over us and could limit the ability of other stockholders to influence the outcome of key transactions, including changes of control.

As of March 31, 2010, our executive officers, directors and their affiliated entities, in the aggregate, beneficially owned 61.7% of our outstanding common stock (which percentage reflects the shares of common stock issuable upon conversion of certain convertible notes and exercise of certain warrants issued to Randal J. Kirk and his affiliates). In particular, Randal J. Kirk, our Chairman, and his affiliated entities, in the aggregate, beneficially owned 57.4% of our outstanding common stock. Mr. Kirk and his affiliated entities are able to control or significantly influence all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other significant corporate transactions. These stockholders might have interests that differ from yours, and they might vote in a way with which you disagree and that could be adverse to your interests. The concentration of common stock ownership could have the effect of delaying, preventing, or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company, and could negatively affect the market price of our common stock.

The price of our common stock is volatile and could cause investors to lose a substantial part of their investment.

The stock market in general and the stock prices of technology companies in particular, experience volatility which has often been unrelated to the operating performance of any particular company or companies. Our common stock is thinly traded and its price could decline regardless of our company's actual operating performance. Investors also could lose a substantial part of their investment as a result of industry or market-based fluctuations. If a more active public market for our common stock is not created, it may be difficult for stockholders to resell their shares. A number of additional factors also could cause the prevailing market prices of our common stock to fluctuate significantly and could adversely impact such prices and the ability of our company to raise additional equity capital. Such factors include but are not limited to the following:

- the timing of our announcements or of our competitors' announcements regarding significant products, contracts or acquisitions;
- variations in results of operations;
- changes in earnings estimates by securities analysts;
- general economic and market conditions; and
- sales of substantial amounts of our common stock into the public market, or the perception that such sales might occur.

We could be subject to class action litigation due to stock price volatility, which, if it occurs, will distract our management and could result in substantial costs or large judgments against us.

The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of companies in the biopharmaceutical industry have been extremely volatile and have experienced fluctuations that have often been unrelated or disproportionate to the operating performance of these companies. These fluctuations could adversely affect the market price of our common stock. In the past, securities class action litigation has often been brought against companies following periods of volatility in the market prices of their securities. We may be the target of similar litigation in the future. Securities litigation could result in substantial costs and divert our management's attention and resources, which could cause serious harm to our business, operating results and financial condition.

Our corporate documents and Delaware Law make a takeover of our company more difficult, which could prevent certain changes in control and limit the market price of the common stock.

Our charter and by-laws and Section 203 of the Delaware General Corporation Law contain provisions that could enable our management to resist a takeover of our company. For example, our board of directors has the authority, without further approval of our stockholders, to fix the rights and preferences, and to cause our company to issue, up to 1.5 million shares of preferred stock. These provisions could discourage, delay, or prevent a change in the control of our company or a change in our management. They could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. The existence of these provisions could limit the price that investors are willing to pay in the future for shares of the common stock. Some provisions in our charter and by-laws could deter third parties from acquiring us, which could limit the market price of the common stock.

We currently do not intend to pay dividends on our common stock and consequently, investors' only opportunity to achieve a return on their investment is if the price of our common stock appreciates.

We currently do not plan to pay dividends on shares of our common stock in the near future. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates.

Future equity issuances or a sale of a substantial number of shares of our common stock may cause the price of our common stock to decline.

Because we may need to raise additional capital in the future to continue to expand our business and our research and development activities, among other things, we may conduct additional equity offerings. If we or our stockholders sell substantial amounts of our common stock (including shares issued upon the exercise of options and warrants) in the public market, the market price of our common stock could fall. A decline in the market price of our common stock could make it more difficult for us to sell equity or equity-related securities in the future at a time and price that we deem appropriate.

ITEM 1B. *UNRESOLVED STAFF COMMENTS*

None.

ITEM 2. *PROPERTIES*

As of March 31, 2010, we leased or subleased a total of approximately 61,200 square feet of office and laboratory space. The leased and subleased properties are described below:

Location	Approximate Square Footage	Use	Expiration Date
One Gateway Center, Suite 702 Newton, Massachusetts	6,700	Corporate office	08/31/11
5 Science Park New Haven, Connecticut	37,400	Office and laboratory	01/31/11
310 4th Street, NE Charlottesville, Virginia	5,000	Office	04/30/11
1180 Seminole Trail, Route 29 North Charlottesville, Virginia	6,400	Laboratory	07/31/11
1630-1670 Discovery Drive Charlottesville, Virginia	3,700	Laboratory	10/31/10
94B Industrial Road Troy, Virginia	1,000	Laboratory	05/31/10
9121 Anson Way, Suite 100 Raleigh, North Carolina	1,000	Office	Tenant-at-Will

We believe that these facilities are adequate to meet our current and planned needs. We believe that if additional space is needed in the future, such space will be available on commercially reasonable terms as needed.

ITEM 3. *LEGAL PROCEEDINGS*

We are, from time to time, subject to disputes arising in the normal course of our business. While the ultimate results of any such disputes cannot be predicted with certainty, at March 31, 2010 there were no asserted claims against us which, in the opinion of management, if adversely decided, would have a material adverse effect on our consolidated financial statements.

PART II

ITEM 5. *MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES*

Market Information

Our common stock trades on the NASDAQ Global Market under the symbol "CLDA."

The following table sets forth the range of high and low sale prices per share of our common stock for each quarter in fiscal 2010 and 2009 as reported by the NASDAQ.

	Sales Prices	
	High	Low
Fiscal Year Ended March 31, 2010		
First Quarter	$15.94	$10.39
Second Quarter	$17.00	$ 9.00
Third Quarter	$21.94	$14.62
Fourth Quarter	$22.39	$14.65
Fiscal Year Ended March 31, 2009		
First Quarter	$19.68	$14.25
Second Quarter	$19.59	$12.74
Third Quarter	$16.46	$ 7.15
Fourth Quarter	$11.93	$ 6.38

Holders of Common Stock

As of June 4, 2010, there were approximately 467 holders of record of our common stock.

Dividends

We have not declared any cash dividends during either of the past two fiscal years. We currently do not plan to pay dividends on shares of our common stock in the near future. We are restricted from paying any cash dividend or making any cash distribution on our common stock under the terms of our outstanding convertible notes. Consequently, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates.

Price Performance

The following performance graph compares the performance of our cumulative stockholder return with that of one broad market index, the NASDAQ U.S. and Foreign Index, and a published industry or line of business index, the NASDAQ Biotechnology Index.

Comparison of 5 Year Cumulative Total Return
Assumes Initial Investment of $100
March 2010



DOLLARS
250
200
150
100
50
CLINICAL DATA
NASDAQ Stock Market (US and Foreign securities)
NASDAQ Biotechnology Index
2005
2006
2007
2008
2009
2010

Company/NASDAQ Stock Market/NASDAQ Biotechnology Index	3/31/2005	3/31/2006	3/31/2007	3/31/2008	3/31/2009	3/31/2010
CLINICAL DATA	$100	$125	$127	$170	$ 99	$178
NASDAQ Stock Market (US and Foreign securities)	$100	$118	$123	$117	$ 63	$100
NASDAQ Biotechnology Index	$100	$129	$119	$120	$105	$145

ITEM 6. *SELECTED CONSOLIDATED FINANCIAL DATA*

The following selected consolidated financial data have been derived from our audited historical consolidated financial statements, certain of which are included elsewhere in this Annual Report on Form 10-K. This data should be read in conjunction with our audited consolidated financial statements and related notes which are included elsewhere in this Annual Report on Form 10-K, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Item 7 below. Historical results are not necessarily indicative of operating results to be expected in the future.

Recent Acquisitions Affecting the Comparability of the Selected Consolidated Financial Data

As described above in Item 1, we acquired the following four businesses:

Acquiree	Date of Acquisition
Genaissance Pharmaceuticals, Inc.	October 6, 2005
Epidauros Biotechnologie A.G.	August 23, 2007
Adenosine Therapeutics	August 4, 2008
Avalon Pharmaceuticals, Inc.	May 28, 2009

All of the acquisitions were accounted for under the purchase method or acquisition method of accounting and, accordingly, their results of operations and balance sheet data have been included in our consolidated financial statements from the date of acquisition only. The Adenosine Therapeutics and Avalon Pharmaceuticals transactions are described in further detail in Note 4 to consolidated financial statements.

Further, we have discontinued certain operations that are now classified as discontinued operations. These transactions are described in further detail in Note 3 to consolidated financial statements.

	Years Ended March 31,				
	2010	2009	2008	2007	2006
	(In thousands, except per share amounts)				
Consolidated Statements of Operations Data					
Revenues	$ 13,085	$ 10,442	$ 5,107	$ 3,828	$ 1,660
Cost of revenues	6,244	6,489	2,627	2,240	3,045
Gross profit	6,841	3,953	2,480	1,588	(1,385)
OPERATING EXPENSES:					
Research and development	56,785	44,134	16,889	9,265	2,797
Sales and marketing	8,155	7,764	3,612	1,210	408
General and administrative	23,699	19,730	16,806	14,959	6,919
Restructuring and lease exiting costs	2,447	—	—	—	—
Purchased in-process research and development	—	55,100	—	—	36,300
Transaction costs incurred in connection with the Avalon acquisition	1,978	—	—	—	—
Total operating expenses	93,064	126,728	37,307	25,434	46,424
Operating loss	(86,223)	(122,775)	(34,827)	(23,846)	(47,809)
Interest expense	(9,128)	(1,802)	(76)	(220)	(228)
Interest income	80	716	2,020	323	61
Other income (expense), net	1,771	179	305	210	(59)
Loss from continuing operations before taxes	(93,500)	(123,682)	(32,578)	(23,533)	(48,035)
Benefit from (provision for) income taxes	—	—	230	(233)	(102)
Loss from continuing operations	(93,500)	(123,682)	(32,348)	(23,766)	(48,137)
Income (loss) from discontinued operations, net of taxes	4,987	(8,756)	(2,982)	(13,756)	(2,744)
Net loss	(88,513)	(132,438)	(35,330)	(37,522)	(50,881)
Preferred stock dividend	—	—	—	(104)	(97)
Net loss applicable to common stockholders	$(88,513)	$(132,438)	$(35,330)	$(37,626)	$(50,978)
(Loss) income per basic and diluted share:					
Continuing operations	$ (3.77)	$ (5.63)	$ (1.69)	$ (1.68)	$ (5.39)
Discontinued operations	0.20	(0.40)	(0.16)	(0.97)	(0.30)
Net loss	$ (3.57)	$ (6.03)	$ (1.85)	$ (2.65)	$ (5.69)
Cash dividends paid per common share	$ —	$ —	$ —	$ —	$ 0.04
Weighted average shares:					
Basic and diluted	24,769	21,962	19,081	14,186	8,953

	As of March 31,				
	2010	2009	2008	2007	2006
	(In thousands)				
Consolidated Balance Sheet Data:					
Cash, cash equivalents and marketable securities	$49,245	$ 56,355	$ 67,480	$14,071	$ 7,225
Total assets	98,955	120,197	129,448	87,490	109,789
Long-term obligations	57,674	63,123	5,122	3,236	7,345
Stockholders' equity	3,893	29,412	106,075	50,720	59,789

ITEM 7. *MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS*

You should read the following discussion and analysis of financial condition and results of operations together with the "Selected Consolidated Financial Data" included in Item 6 above and our consolidated financial statements and related notes appearing elsewhere in this Annual Report on Form 10-K. In addition to historical financial information, the following discussion contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, as amended, and within the meaning of Section 27A of the Securities Act of 1933, as amended, that reflect our plans, estimates and beliefs. Our actual results could differ materially from those discussed in the forward-looking statements. Factors that could cause or contribute to these differences include those discussed below and elsewhere in this document, particularly in the section entitled "Risk Factors."

Readers are cautioned that any forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. The forward-looking statements in this Annual Report on Form 10-K are subject to risks, uncertainties and assumptions including, among other things:

- *our ability to raise the necessary capital to fund our operations and to develop and commercialize our products including vilazodone;*
- *our ability to successfully design and conduct our planned clinical trials for Stedivaze and other potential products;*
- *our ability to achieve expected synergies and operating efficiencies in our acquisitions, and to successfully integrate the operations, business and technology obtained in our acquisitions;*
- *general economic and business conditions in our markets;*
- *the impact of current, pending or future legislation and regulation of our businesses in the U.S. and abroad;*
- *our expectations and estimates concerning future financial performance, financing plans and the impact of competition; and*
- *the impact of technological developments and competition.*

In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this Annual Report on Form 10-K might not occur. We undertake no obligation to publicly update or revise any forward-looking statements made herein because of new information, future events or otherwise.

Overview

We are focused on the development and commercialization of novel therapeutics, with two lead compounds in the areas of central nervous system and cardiovascular disorders. Our first late-stage drug candidate is vilazodone, a dual-acting selective and potent serotonin reuptake inhibitor and serotonin receptor 1A ("5-HT_{1A}") partial agonist for the treatment of Major Depressive Disorder ("MDD"), for which a New Drug Application ("NDA") was filed with the U.S. Food and Drug Administration ("FDA") on March 22, 2010. Our NDA for vilazodone was accepted for review by the FDA on May 21, 2010, with January 22, 2011 currently assigned for decision-making by the FDA under the prescription Drug User Fee Act ("PDUFA"). Our second late-stage drug candidate is apadenoson, trademarked Stedivaze, a selective adenosine receptor 2A ("AR_{2A}") and potential best-in-class coronary vasodilator currently in its first Phase III clinical trial for use in nuclear Single Photo Emission Computed Topography ("SPECT") myocardial perfusion imaging.

Our sources of liquidity as of March 31, 2010 include cash and cash equivalents of $49.2 million. Our projected uses of cash include cash used to fund commercialization and further development of vilazodone; clinical development activities of Stedivaze, including a Phase III development program; continued development of our other drug candidates; and working capital and other general corporate activities. We may also use our cash for the acquisition of businesses, technologies and products that will complement our existing assets.

In June 2010, we sold to the public 2.2 million shares of our common stock, par value $0.01 per share, at a price of $14.30 per share. The net proceeds to us are expected to be approximately $29.8 million after deducting underwriting commissions and estimated expenses payable by us associated with this transaction.

We believe that our cash, including estimated net proceeds from the public offering we completed in June 2010, will be sufficient to fund our operations through March 2011. Therefore, we will need additional capital to commercialize vilazodone and continue the development of Stedivaze and our other products and programs beyond March 2011. The sale of any equity or debt securities may result in additional dilution to our stockholders, and we cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain financing, we may be required to reduce the scope and timing of the planned clinical and preclinical programs, which could harm our financial condition and operating results.

Therapeutics:

Vilazodone

Our lead drug candidate, vilazodone, is a novel dual-acting modulator of serotonin neurotransmission in development for the treatment of MDD with the potential for follow-on indications including Generalized Anxiety Disorder and other related mood disorders. Vilazodone is a selective and potent inhibitor of serotonin reuptake and partial agonist at the 5-HT_{1A} receptor. MDD is a common mood disorder but, despite advances in the understanding of pharmacotherapy and the ongoing development of new agents, overall effectiveness from existing approved therapies is unsatisfactory. For example, approximately two-thirds of patients do not achieve remission with first-line treatment with a selective serotonin reuptake inhibitor ("SSRI") [STAR*D Study, January 2006 American Journal of Psychiatry]. Common causes for noncompliance or discontinuation of antidepressant therapy include both lack of effectiveness and safety and tolerability, including antidepressant-induced sexual dysfunction, weight gain, and neurological and gastrointestinal effects [Ashton, et al., Antidepressant-Related Adverse Effects Impacting Treatment Compliance: Results of Patient Survey, March/April 2005, *Current Therapeutic Research*].

We have completed two randomized, double-blind, placebo-controlled Phase III clinical trials, in which vilazodone achieved statistically significant results compared to placebo on the primary efficacy endpoint and on secondary endpoints related to symptoms of MDD and to global improvement. Vilazodone was generally well-tolerated; the most common adverse events considered to be drug-related were diarrhea, nausea and insomnia. In addition, vilazodone's impact on sexual function was similar to placebo when measured by quantitative, validated scales. Patient-reported adverse events related to sexual function, although infrequent, were more common on vilazodone than placebo. A statistically significant improvement in symptoms of anxiety associated with MDD, as measured by the Hamilton Anxiety Scale ("HAM-A"), a secondary endpoint of the studies, was also observed. Based on the results of these and additional activities, including the manufacture of registration batches of the active pharmaceutical ingredient and the drug product, we submitted an NDA for vilazodone with the FDA on March 22, 2010, which was accepted for review by the FDA on May 21, 2010 with an assigned PDUFA date of January 22, 2011. Vilazodone is a New Chemical Entity and is currently not approved by the FDA or marketed for sale in any country.

We hold exclusive rights to develop and commercialize vilazodone pursuant to a license agreement we entered into with Merck KGaA, Darmstadt, Germany ("Merck"), in 2004. Under the terms of our agreement with Merck, if we are successful in the continuation of our development of vilazodone, we will be obligated to pay Merck certain additional milestone payments, all of which are payable in our common stock. Specifically, a milestone payment of €12.5 million was payable to Merck within 30 days of acceptance of an NDA filing in the U.S. or a Marketing Authorization Application ("MAA") filing in the European Union for the first indication of vilazodone. This payment was made on May 21, 2010, when the NDA, as filed on March 22, 2010, was accepted for review by the FDA. On May 21, 2010, we issued 921,000 shares of our common stock as a result of achieving this milestone. In addition, separate €9.5 million payments would be payable to Merck within 30 days of receipt of (a) approval of the NDA or MAA, and (b) on the first sale of vilazodone in the U.S. or the European Union. Merck will also be entitled to certain royalty payments if we are successful in commercializing vilazodone, and to a certain share of milestone payments from third parties if we sublicense vilazodone.

Stedivaze

Our second late-stage drug candidate, Stedivaze, is a highly selective AR_{2A} agonist in development as a coronary vasodilator for nuclear-SPECT myocardial perfusion imaging. We began enrollment of our first Phase III clinical trial for Stedivaze in November 2009, and expect to begin our second Phase III clinical trial during the fiscal year ending March 31, 2011. Both of these Phase III studies will evaluate the safety and efficacy of Stedivaze for use as a pharmacologic stress agent in nuclear myocardial perfusion imaging, a method for evaluating blood flow to the heart, and also compare the tolerability of Stedivaze to adenosine, a standard pharmacologic stress agent used in myocardial perfusion imaging scans, when administered as an intravenous bolus injection.

Data from the clinical trials thus far completed for Stedivaze shows its potential for best-in-class attributes related to its adverse event, tolerability, pharmacokinetic and target binding affinity profiles, and its mode of administration as a fixed dose intravenous rapid bolus.

Results from our two recent Phase I studies of Stedivaze also demonstrated that Stedivaze was safe and well tolerated in patients with asthma and chronic obstructive pulmonary disease ("COPD"). Currently available adenosine agonists must be used with caution or are contraindicated in patients with asthma and COPD. The high selectivity of Stedivaze offers a potential advantage for the safe use in this population, accounting for approximately 10% of the 7.6 million myocardial perfusion imaging tests performed annually [Eliana Reyes, MD, et al., Adenosine myocardial perfusion scintigraphy in obstructive airway disease. *Journal of Nuclear Cardiology,* November/December 2007]. In 49 patients with mild to moderate asthma and 50 patients with moderate to severe COPD, Stedivaze had no effect on pulmonary function tests. Results of both of these trials support the continued study of Stedivaze in patients with asthma and COPD. We hold exclusive rights to develop and commercialize Stedivaze, as well as ATL313, ATL844 and ATL1222, pursuant to a license agreement we entered into with the University of Virginia Patent Foundation ("UVAPF") in 1999. Under the terms of our license agreement with UVAPF, we will be obligated to pay UVAPF certain milestone payments and royalties if we are successful in commercializing these products.

Other Therapeutic Products

ATL313 is a selective AR_{2A} agonist in preclinical development as a topical treatment for glaucoma that has shown significant effects on lowering intra-ocular pressure in both small and large animal models. Santen has exercised its option to further develop ATL313 for the treatment of glaucoma and plans to file an Investigational New Drug ("IND") for the drug with the FDA for this indication as soon as practicable, which is expected to be within the next twelve months. ATL313 is also the subject of a license agreement with CombinatoRx, Inc. for the development of treatments for B-cell cancers, including multiple myeloma. Under this collaboration, CombinatoRx, Inc. will be responsible for both preclinical and clinical development. ATL313 and other AR_{2A} agonists are also being evaluated by us in animal models of chronic pain and multiple sclerosis.

We are developing ATL844 for the treatment of asthma and/or diabetes, both of which are growing, multi-billion dollar markets. Acting as an AR_{2B} antagonist, this compound has shown significant pharmacodynamic effects in animal models of both asthma and diabetes. We are proceeding with a toxicology and chemistry program and, with success, we would expect to file an IND to continue the development of this compound in human trials. ATL844 is also the subject of an option agreement for an exclusive license with Novartis for the treatment of asthma and diabetes.

ATL1222 is a highly selective AR_{2A} agonist in development as an anti-inflammatory agent for the treatment of acute inflammatory conditions based on effects demonstrated in animal models. ATL1222 is being evaluated in pharmacodynamic studies and, with success, we would expect to file an IND to continue the development of this compound in human trials.

AVN316 is a small molecule that potently inhibits the beta-catenin pathway in a variety of model systems. This compound and program is under consideration for further development and potential partnering.

Genetic Tests

The *FAMILION* family of tests identifies mutations in genes associated with inherited cardiac syndromes including cardiac channelopathies such as Long-QT Syndrome ("LQTS"), Brugada Syndrome ("BrS"),Catecholaminergic Polymorphic Ventricular Tachycardia ("CPVT") and Short QT Syndrome ("SQTS"), and in genes associated with cardiomyopathies including Hypertrophic Cardiomyopathy ("HCM"), Arrhythmogenic Right Ventricular Cardiomyopathy ("ARVC"), Dilated Cardiomyopathy ("DCM") and Conduction Disease associated with DCM ("CD-DCM").

We continue to enhance our existing tests and are developing new tests for inherited cardiac diseases and syndromes that will add to our *FAMILION* family of tests. We believe these activities will improve the utility and marketability of our tests and, together with sales and marketing efforts, drive further adoption and increased reimbursement.

We have also made significant progress in our efforts to contract with private and government health insurers for test coverage and reimbursement. The *FAMILION* LQTS, BrS, and *FAMILION* Family tests and the *FAMILION* HCM and *FAMILION* HCM Family tests received S-codes in October 2008 and April 2009, respectively. S-codes should speed the adoption of these tests by private insurers. In October 2008, we became an in-network provider with Aetna for healthcare coverage of our *FAMILION* LQTS and Family tests. We are utilizing our national contract with the BCBS Association signed in December 2008 to work with individual BCBS companies to provide their customers with access to our *FAMILION* Family of Tests. In June 2009, we became an in-network provider for Humana for our *FAMILION* LQTS and associated family test. In addition, we are an approved Medicare provider for our genetic testing services, and a Medicaid provider in 41 states and the District of Columbia. These providers and other private payors with positive coverage policies offer access to genetic testing for nearly 280 million patients.

Financial Operations Overview

Revenue. The majority of our current revenue is from services related to genetic tests. Service fee revenue from genetic tests is recognized when the testing process is complete and the test results are reported to the ordering physician. We maintain relationships with certain healthcare providers as well as healthcare insurance companies; revenue from these arrangements is recognized net of contractual allowances.

Cost of Revenue. Cost of revenue consists primarily of salaries and related expenses for personnel, including stock-based compensation expense, laboratory expenses, depreciation, and facility costs.

Sales and Marketing Expense. Sales and marketing expense consists primarily of salaries, commissions and other related personnel costs, including stock-based compensation expense. Other costs primarily include advertising and promotion expenses, direct mailings, trade shows, and travel and related expenses.

Research and Development Expense. Research and development expense consists primarily of fees paid to professional service providers in conjunction with independent monitoring of our clinical trials and acquiring and evaluating data in conjunction with our clinical trials, fees paid to independent researchers, costs of contract manufacturing, services expenses incurred in developing and testing products and product candidates, salaries and related expenses for personnel, including stock-based compensation expense, costs of materials, depreciation, rent, utilities and other facilities costs. In addition, research and development expenses include the cost to in-license technologies to support current development efforts, including any related milestone payments. We expense research and development costs as incurred.

General and Administrative Expense. General and administrative expense consists primarily of salaries and other related costs for personnel, including stock-based compensation expense, in our executive, finance, accounting, information technology and human resource functions. Other costs primarily include facility costs and professional fees for accounting, consulting and legal services, including patent-related expenses.

Interest and Other Income (Expense), Net. Interest expense consists of interest incurred under notes payable and other debt financings and capital lease obligations, and in fiscal 2010, liquidated damages including interest in connection with our failure to register certain securities for resale in a timely manner. Interest income consists of interest earned on our cash, cash equivalents and marketable securities. Other income (expense), net consists primarily of the re-measurement of the fair value of the shares of Avalon stock held by us immediately prior to the merger.

Critical Accounting Policies and Significant Judgments and Estimates

Our discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements and notes, which have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenue and expenses. On an ongoing basis, we evaluate our estimates and judgments, including those related to revenue, allowances for doubtful accounts, intangibles, goodwill and income taxes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. A summary of our significant accounting policies is contained in Note 2 to our consolidated financial statements included elsewhere in this Annual Report on Form 10-K. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements.

Revenue Recognition — The majority of our current revenue is from services related to genetic tests. We maintain relationships with certain healthcare providers as well as healthcare insurance companies; revenue from these arrangements is recognized net of contractual allowances. Revenue is also derived from fees for licenses of intellectual property.

Allowance for Doubtful Accounts and Contractual Allowances — Allowances for doubtful accounts are maintained for estimated losses resulting from the inability of our customers to make required payments. These estimated allowances of $2.5 million, $1.3 million and $500,000 at March 31, 2010, 2009 and 2008, respectively, are periodically reviewed, analyzing the customers' payment history and information known to us regarding customers' credit worthiness as well as the contract terms and history of collections with third-party payors. We believe that most of our bad debt expense is primarily the result of missing or incorrect billing information on requisitions and Advance Beneficiary Notices received from healthcare providers and the failure of patients to pay the portion of the receivable that is their responsibility, rather than credit related issues. Deteriorating economic conditions may adversely impact our bad debt expense. In general, we perform the requested tests and report test results regardless of whether the billing information is correct or complete. We subsequently attempt to contact the healthcare provider or patient to obtain any missing information and to rectify incorrect billing information. Missing or incorrect information on requisitions complicates and slows down the billing process, creates backlogs of unbilled requisitions and generally increases the aging of accounts receivable and bad debt expense. The increased use of electronic billing reduces the incidence of missing or incorrect information. The increase in 2010 reflects the increase in gross revenue. If the financial condition of our customers were to deteriorate additional allowances may be required. Actual losses incurred and contractual write-offs have not been significantly different than management's estimates in recent history.

Valuation of Intangibles and Goodwill — We completed one business combination during each of fiscal 2006, 2008, 2009 and 2010. The transactions have been accounted for based on fair value. As a result of the purchase price allocations, we recorded purchased intangibles totaling $14.0 million and goodwill totaling $31.8 million. The fair value of the purchased intangibles was determined based on either discounted probable cash flows or replacement costs. The interest rates used to discount the net cash flows to their present value were based on our weighted-average cost of capital ranging between 16% and 27%.

We perform an annual impairment test of the carrying value of goodwill and indefinite-lived intangible assets using December 31 as our selected annual evaluation date. The fair value of our recorded intangibles can be impacted by economic conditions, market risks, and the volatility in the markets in which we and our customers operate. Changes in fair value could result in future impairment charges if the fair value of the reporting units or asset groups to which these long-lived assets are associated are determined to be less than the carrying value of such assets. As of December 31, 2009, the most recent evaluation date, there was no impairment of goodwill and indefinite-lived intangible assets. Our fair value will be measured using our market capitalization, however, given our significant accumulated deficit, our carrying value is significantly lower than our market capitalization as of March 31, 2010.

When facts and circumstances suggest that there may be impairment, we will assess the carrying value of amortizing intangibles, including purchased intangibles. When a potential impairment has been identified, forecasted undiscounted net cash flows of the operations to which the asset relates are compared to the current carrying value of the assets present in that operations. If such cash flows are less than such carrying amounts, such intangibles are written down to their respective fair values. The results of these periodic impairment tests can be impacted by our future expected operating results and cash flows, economic conditions, market risks, and the volatility in the markets in which we and our customers operate.

Income Taxes — As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatments of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities. As of March 31, 2010, we had federal tax net operating loss carryforwards, after limitation for changes in ownership of acquired entities, of $320.9 million, which expire starting in 2011, federal tax credit carryforwards of $3.6 million and net deferred tax assets of $170.4 million. We have recorded a valuation allowance of $170.4 million as an offset against these otherwise recognizable net deferred tax assets due to the uncertainty surrounding the timing of the realization of the tax benefit. In the event that we determine in the future that we will be able to realize all or a portion of our net deferred tax asset, an adjustment to the deferred tax valuation allowance would increase net income in the period in which such a determination is made.

Recent Accounting Pronouncements

In September 2009, the FASB ratified the final EITF consensus and issued EITF 08-1, *Revenue Arrangements with Multiple Deliverables*, primarily codified into ASU No. 2009-13. ASU No. 2009-13 modifies the requirements for determining whether deliverables meet the separate unit of accounting criteria and requires allocation of arrangement consideration based on relative selling price. We must adopt ASU No. 2009-13 no later than in the first fiscal year beginning after June 15, 2010, but earlier adoption is permitted. Companies may adopt prospectively or retrospectively. We are currently evaluating the impact that the adoption of ASU No. 2009-13 will have on our consolidated financial position and results of operations.

Results of Operations

Fiscal Year Ended March 31, 2010 Compared to Fiscal Year Ended March 31, 2009

Revenue. Revenue increased $2.6 million, or 25%, from $10.4 million for the year ended March 31, 2009 to $13.1 million for the year ended March 31, 2010. This increase was due to the increase in gross sales of our genetic tests of $3.8 million, or 36%, from the same period a year ago. The continued expansion of our commercial sales and marketing team in fiscal 2009 and increased coverage from third-party payors, such as Blue Cross and Blue Shield, Aetna and Humana, have had a significant impact on our revenue. As of March 31, 2010, we are an approved Medicare provider for our genetic testing services and a Medicaid provider in 41 states and the District of Columbia, compared with seven states in January 2008. These increases were partially offset by in an increase in our contractual allowances of $1.3 million from $841,000, or 8% of gross genetic testing revenue, to $2.1 million, or 15% of gross genetic testing revenue. This increase in contractual allowances as a percentage of gross revenue is due to increased coverage from third-party payors as well as the mix of revenue from third-party payors. In addition, we have expanded our service offerings by adding new genetic tests in fiscal 2009 and 2010: HCM was launched in May 2008, ARVC was launched in November 2008 and DCM was launched in November 2009. We continue to expand our third-party payor base and our product offerings with two more tests launched in May 2010.

Gross Profit. Gross profit margins increased from 38% for the year ended March 31, 2009 to 52% for the year ended March 31, 2010. The improvement in gross profit from fiscal 2009 to 2010 was due to the increase in revenue as well as the realization of the infrastructure improvements and lab efficiencies that were implemented in fiscal 2009. Gross profit margins are expected to continue to improve as infrastructure improvements continue to drive efficiencies. Our cost structure, which includes personnel, equipment and facilities, is largely fixed in nature; thus, as revenue increases our gross margin should increase.

Research and Development Expense. Research and development expenses increased $12.7 million, or 29%, to $56.8 million for the year ended March 31, 2010 from $44.1 million for the year ended March 31, 2009. This increase is primarily attributable to the milestone paid to Merck as a result of the acceptance of the vilazodone NDA filing by the FDA. Under the terms of a license agreement with Merck, the FDA's acceptance of the NDA for filing gave rise to a milestone payment to Merck of €12.5 million, valued at $15.7 million as of March 31, 2010, and payable through the issuance of 921,000 shares of our common stock. Research and development expenses include internal and external costs incurred for our drug candidates, including vilazodone and Stedivaze. We do not assign our internal costs, such as salary and benefits, stock-based compensation expense, laboratory supplies and infrastructure costs, to individual drug candidates, because the employees within our research and development groups typically are deployed across multiple research and development programs. These internal costs are not as significant as our external costs, such as the costs of services provided to us by clinical research organizations and other outsourced research, which we do allocate to individual drug development programs. All research and development costs are expensed as incurred. During the fiscal year ended March 31, 2010, vilazodone completed its safety and Phase III confirmatory trials and on March 22, 2010, we filed an NDA with the FDA for vilazodone, which was accepted for review by the FDA on May 21, 2010. External research and development expenses, including costs associated with the NDA filing, related to vilazodone were $30.9 million for the year ended March 31, 2010 and $33.6 million for the year ended March 31, 2009. During the fiscal year ended March 31, 2010, we initiated our first Stedivaze Phase III clinical trial. External research and development expenses related to Stedivaze were $5.8 million for the year ended March 31, 2010 and $219,000 for the year ended March 31, 2009. We expect our ongoing research and development costs to continue to be substantial as we advance our Stedivaze Phase III clinical trials and prepare for the commercialization of vilazodone. The successful development of our drug candidates is highly uncertain and subject to a number of risks. In addition, the duration of clinical trials may vary substantially according to the type, complexity and novelty of the drug candidate and the disease indication being targeted. The FDA and comparable agencies in foreign countries impose substantial requirements on the introduction of therapeutic pharmaceutical products, typically requiring lengthy and detailed laboratory and clinical testing procedures, sampling activities and other costly and time-consuming procedures. Data obtained from nonclinical and clinical activities at any step in the testing process may be adverse and lead to discontinuation or redirection of development activity. Data obtained from these activities are susceptible to varying interpretations, which could delay, limit or prevent regulatory approval. The duration and cost of discovery, nonclinical studies and clinical trials may vary significantly over the life of a project and are difficult to predict. Therefore, accurate and meaningful estimates of the ultimate costs to bring our drug candidates to market are not available. If we are able to successfully commercialize vilazodone in accordance with current development timelines, we anticipate revenues and cash flows from the sales of vilazodone to commence in calendar 2011. Stedivaze is less advanced and, as a result, any estimate regarding development timelines for this drug candidate is highly subjective and subject to change, and we cannot at this time make a meaningful estimate when, if ever, Stedivaze will generate revenues and cash flows.

Sales and Marketing Expense. Sales and marketing expenses increased $391,000, or 5%, to $8.2 million for the year ended March 31, 2010 from $7.8 million for the year ended March 31, 2009. The increase was principally due to a full year of expense relating to our expanded sales force and marketing team in fiscal 2010 compared to approximately three and one-half quarters in fiscal 2009. We expect our sales and marketing expense to remain relatively flat over the next several quarters as we leverage our established sales organization.

General and Administrative Expense. General and administrative expenses increased $4.0 million, or 20%, to $23.7 million for the year ended March 31, 2010 compared to $19.7 million for the year ended March 31, 2009. The increase was, in part, the result of an increase in senior management compensation, including year-end bonuses of $2.5 million. For the year ended March 31, 2009, based exclusively on Clinical Data's stock price performance during the fiscal year, the Company did not pay any cash bonuses to executive management. The increase was also attributable to an increase in our provision for uncollectible accounts of $734,000 for the year ended March 31, 2010 to $1.7 million, or 13% of net revenue, from $1.0 million, or 10% of net revenue, for the same period in fiscal 2009, which was attributable to the increase in revenue during the same period as well as the current economic conditions, and $717,000 of additional amortization on newly acquired intangible assets. These increases were partially offset by reductions in stock-based compensation of $925,000.

Restructuring and Lease Exiting Costs. In an effort to reduce overhead expenses, on August 31, 2009, we exited our Germantown, Maryland lease and moved the operations to our Charlottesville, Virginia facility. As a result of exiting the lease, we recorded a loss of $1.8 million related to writing off the unamortized acquired leasehold improvements and $664,000 in severance related costs during the year ended March 31, 2010.

Purchased In-Process Research and Development Expense. Prior to April 1, 2009, in-process research and development ("IPRD") acquired through a business combination was expensed on the acquisition date in our consolidated financial statements. Effective April 1, 2009, all IPRD we acquire through business combinations on or after April 1, 2009 are capitalized as an intangible asset on our consolidated balance sheets and periodically tested for impairment. At the time of our acquisition of Adenosine Therapeutics in August 2008, ATL844, ATL313 and ATL1222 had neither reached technological feasibility nor had an alternative future use and were therefore considered to be IPRD. We recorded the fair value of the purchase price attributable to IPRD. At the time of our acquisition of Avalon Pharmaceuticals in May 2009, AVN316 neither had reached technological feasibility nor had an alternative future use and was therefore considered to be IPRD. Because of a change in accounting principle (as described in Critical Accounting Policies), we recorded the fair value of the purchase price attributable to IPRD as an indefinite-lived intangible asset on our consolidated balance sheet. We will test this asset annually for impairment, or earlier if conditions warrant. Amortization of this asset will begin upon regulatory approval based on the then estimated useful life of the asset.

Transaction Costs Incurred in Connection with the Avalon Acquisition. Prior to April 1, 2009, we capitalized the transaction costs of $719,000 incurred in connection with the Avalon acquisition. On April 1, 2009, these capitalized transaction costs were expensed as well as the costs incurred on or after April 1, 2009 of $1.3 million in connection with the Avalon acquisition.

Interest and Other Income (Expense), Net. Interest expense increased $7.3 million from $1.8 million for the year ended March 31, 2009 to $9.1 million for the year ended March 31, 2010. This increase was primarily due to the interest on the convertible notes issued in February 2009 of $7.8 million, of which $4.9 million is coupon interest, $1.3 million is accretion of the discount on the notes and $1.6 million is the liquidated damages resulting from our failure to register for resale the underlying securities with the SEC before June 25, 2009, and to a lesser extent, additional interest on the notes issued in connection with the Adenosine Therapeutics acquisition in August 2008, as a result of having a full year of interest expense for the year ended March 31, 2010. Interest income decreased $636,000 from $716,000 for the year ended March 31, 2009 to $80,000 for the year ended March 31, 2010. Other income, net increased to $1.8 million for the year ended March 31, 2010 from $179,000 for the year ended March 31, 2009. The change is due to the re-measurement of the fair value of the Avalon stock held by us immediately prior to the merger resulting in a $1.8 million gain.

Fiscal Year Ended March 31, 2009 Compared to Fiscal Year Ended March 31, 2008

Revenue. Revenue increased $5.3 million, or 104%, from $5.1 million in fiscal 2008 to $10.4 million in fiscal 2009. This increase was due to the increase in gross sales of our genetic tests of $5.8 million, or 117%, from the same period a year ago. The introduction of our new commercial sales and marketing team in September 2007 and increased coverage from third-party payors, such as Medicare, Medicaid and Aetna, has had a significant impact on revenue. As of March 31, 2009, we were an approved Medicare provider for our genetic testing services, and a Medicaid provider in 39 states and the District of Columbia, up from just seven states in January 2008. These increases were partially offset by in an increase in our contractual allowances of $482,000 from $359,000, or 7% of gross genetic testing revenue, to $841,000, or 8% of gross genetic testing revenue. This increase in contractual allowances as a percentage of gross revenue is due to increased coverage from third-party payors as well as the mix of revenue from third-party payors. In an effort to continue the acceleration of revenue growth, we continued to expand and invest in the development of our sales force and have expanded our service offerings by adding two new genetic tests in fiscal 2009: HCM was launched in May 2008 and ARVC was launched in November 2008.

Gross Profit. Gross profit margins decreased from 49% in fiscal 2008 to 38% in fiscal 2009. However, in fiscal 2009, our gross margins increased from 28% in the first fiscal quarter to 49% in the fourth fiscal quarter. The decline from fiscal 2008 to 2009 was primarily due to the exclusion of shared infrastructure cost which were borne by the Cogenics segment in early fiscal 2008 and planned investment in our infrastructure, equipment and a new laboratory information system, which were designed to increase productivity and lab efficiencies. Our cost structure, which includes personnel, equipment and facilities, is largely fixed in nature; thus, as revenue increases our gross margin should increase.

Research and Development Expense. Research and development expenses increased $27.2 million, or 161%, to $44.1 million for fiscal 2009 from $16.9 million for the year ended March 31, 2008. Research and development expenses include internal and external costs incurred for our drug candidates, including vilazodone and Stedivaze. We do not assign our internal costs, such as salary and benefits, stock-based compensation expense, laboratory supplies and infrastructure costs, to individual drug candidates, because the employees within our research and development groups typically are deployed across multiple research and development programs. These internal costs are not as significant as our external costs, such as the costs of services provided to us by clinical research organizations and other outsourced research, which we do allocate to individual drug development programs. All research and development costs for our drug candidates are expensed as incurred. During the fiscal year ended March 31, 2009, vilazodone initiated its safety and Phase III confirmatory trials. External research and development expenses related to vilazodone were $33.6 million for the year ended March 31, 2009 and $13.7 million for the year ended March 31, 2008. During the fiscal year ended March 31, 2009, we acquired Stedivaze and developed our Phase III clinical trial program. External research and development expenses related to Stedivaze were $219,000 for the year ended March 31, 2009. Stock-based compensation expense charged to research and development expense increased $775,000 for the year ended March 31, 2009 to $1.3 million from $523,000 for the same period in fiscal 2008.

Sales and Marketing Expense. Sales and marketing expenses increased $4.2 million, or 115%, to $7.8 million for fiscal 2009 from $3.6 million for the year ended March 31, 2008. The increase was principally due to a full year of expense relating to our sales force and marketing team. In fiscal 2008 and 2009, we implemented plans to aggressively expand our sales force. Stock-based compensation expense charged to sales and marketing increased $507,000 for the year ended March 31, 2009 to $1.1 million from $564,000 for the same period in fiscal 2008.

General and Administrative Expense. General and administrative expenses increased $2.9 million, or 17%, to $19.7 million for fiscal 2009 from $16.8 million for the year ended March 31, 2008. The increase was, in part, the result of an increase in stock-based compensation charged to general and administrative expense of $1.0 million for the year ended March 31, 2009 to $5.5 million from $4.5 million for the same period in fiscal 2008 and an increase in our provision for uncollectible accounts of $826,000 for the year ended March 31, 2009 to $1.0 million, or 10% of net revenue, from $189,000, or 4% of net revenue, for the same period in fiscal 2008, which was attributable to the increase in revenue during the same period as well as the economic conditions.

Purchased In-Process Research and Development Expense. Purchased IPRD expense of $55.1 million for the year ended March 31, 2009 includes $3.0 million related to the acquisition of Avalon and $52.1 million related to the acquisition of Adenosine Therapeutics. Because the nature and economics of the term loan were to fund the losses of Avalon, we have recognized in our financial statements a portion of the losses incurred by Avalon during the period from October 27, 2008 to March 31, 2009 as purchased IPRD. The amount recognized was determined based upon a ratable allocation of the net loss of Avalon during the period from October 27, 2008 to March 31, 2009 and the consideration of the proceeds of the term loan relative to the total cash available to Avalon prior to receipt of the proceeds of the term loan. The $52.1 million related to the acquisition of Adenosine Therapeutics represents the fair value of the IPRD projects at Adenosine Therapeutics at the date of its acquisition, in particular Stedivaze. Stedivaze was valued based on discounted future cash flows. We prepared revenue and expense projections as well as technology assumptions through 2025 for Stedivaze. The revenue for Stedivaze was based on estimates of the relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of the introduction of the new products. The estimated expenses were based upon the expected remaining costs to complete Stedivaze. We discounted the projected cash flows using a risk adjusted discount rate and considered the probability of success, where appropriate. The rate utilized to discount the net cash flows to their present values was the internal rate of return, or IRR, based on the purchase price paid. Management believed that the IRR reflected the difficulties and uncertainties in completing the project and thereby achieving technological feasibility, the stage of completion of the project, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets. Based on these considerations, the IRR of 24% was deemed an appropriate discount for valuing the IPRD. Since the cost relates to a project that had not yet reached technological feasibility, defined as being equivalent to FDA approval, and which had no alternative use at the date of acquisition, the costs were expensed during fiscal 2009. There were no such costs in fiscal 2008.

Interest and Other Income (Expense), Net. Interest expense increased $1.7 million from $76,000 in fiscal 2008 to $1.8 million in fiscal 2009. This increase was primarily due to the interest on the notes issued in connection with the Adenosine Therapeutics acquisition and to a lesser extent the interest on the convertible notes issued in February 2009. Interest income decreased $1.3 million from $2.0 million in fiscal 2008 to $716,000 in fiscal 2009. Other income, net decreased to $179,000 in fiscal 2009 from $305,000 in fiscal 2008.

Liquidity and Capital Resources

We had cash and cash equivalents of $49.2 million at March 31, 2010. Our cash flows from operating, investing and financing activities, as reflected in the consolidated statements of cash flows, are summarized in the following table:

	Years Ended March 31,		
	2010	2009	2008
		(In thousands)	
Cash (used in) provided by continuing operations:			
Operating activities	$(63,698)	$(56,589)	$(18,491)
Investing activities	5,747	(6,041)	(25,649)
Financing activities	39,658	71,470	75,267
Cash provided by (used in) discontinued operations	12,358	(6,279)	9,135
Effect of exchange rate	—	(2,136)	422
(Decrease) increase in cash and cash equivalents	$ (5,935)	$ 425	$ 40,684

Our total debt obligations were $68.0 million at March 31, 2010.

The following table summarizes our contractual obligations at March 31, 2010 and the effects such obligations are expected to have on our liquidity and cash flows in future periods:

Payments Due by Period

	Total	Fiscal 2011	Fiscal 2012 through Fiscal 2013	Fiscal 2014 through Fiscal 2015	After Fiscal 2015
			(In thousands)		
Contractual Obligations:					
Short and long-term debt[1]	$103,851	$12,450	$19,712	$11,969	$59,720
Capital lease obligations[1]	323	156	167	—	—
Operating lease obligations	1,182	948	221	13	—
Total contractual cash obligations	$105,356	$13,554	$20,100	$11,982	$59,720

(1) Includes interest expense

Currently, we do not enter into financial instruments for trading or speculative purposes.

During fiscal 2010, we made capital expenditures of $859,000 primarily to introduce new products, improve production processing of existing and planned product offerings and to upgrade our laboratory information systems.

Our sources of liquidity as of March 31, 2010 include our cash and cash equivalents of $49.2 million. Our projected uses of cash include cash used to fund operations, capital expenditures, existing debt service costs and continued research and product development.

In June 2010, we sold to the public 2.2 million shares of our common stock, par value $0.01 per share, at a price of $14.30 per share. The net proceeds to us are expected to be approximately $29.8 million after deducting underwriting commissions and estimated expenses payable by us associated with this transaction.

We believe that our cash, including the estimated net proceeds from the financing transaction completed in June 2010 of $29.8 million, will be sufficient to fund our operations through March 2011. We will need additional funds to commercialize vilazodone and continue the development of Stedivaze beyond March 2011. The sale of any equity or debt securities may result in additional dilution to our stockholders, and we cannot be certain that additional financing will be available in amounts or on terms acceptable to us, if at all. If we are unable to obtain financing, we may be required to reduce the scope and timing of the planned clinical and preclinical programs, which could harm our financial condition and operating results.

Off-Balance Sheet Arrangements

We do not have any special purpose entities or other off-balance sheet arrangements.

ITEM 7A. *QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK*

We are exposed to market risks, which include changes in interest rates, changes in credit worthiness and liquidity of our marketable securities.

Interest Rate Risk

We use a combination of fixed rate term loans and fixed rate leases to partially finance our activities. Our long-term debt and capital leases are all at fixed rates over their lives and carry no interest rate risk.

ITEM 8. *FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA*

The information required by this item is attached to this Annual Report on Form 10-K beginning on Page F-1.

ITEM 9. *CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE*

None.

ITEM 9A. *CONTROLS AND PROCEDURES*

(a) Evaluation of Disclosure Controls and Procedures.

As required by Rule 13a-15 under the Securities Exchange Act of 1934, as of the end of the period covered by this report, we carried out an evaluation under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of March 31, 2010. Based upon that evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are effective as of March 31, 2010 to ensure that information required to be disclosed by us in the reports we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

(b) Management's Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rule 13a-15(f) under the Securities Exchange Act of 1934, as amended. Our company's internal control over financial reporting is a process designed under the supervision of our Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

(ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of our company are being made only in accordance with authorizations of our management and directors; and

(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of assets that could have a material effect on the financial statements.

There are inherent limitations in the effectiveness of any internal control, including the possibility of human error and the circumvention or overriding of controls. Accordingly, even effective internal controls can provide only reasonable assurances with respect to financial statement preparation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management assessed the effectiveness of our company's internal control over financial reporting as of March 31, 2010. In making this assessment, management used the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on management's assessment and those criteria, management determined that we maintained effective internal control over financial reporting as of March 31, 2010.

Deloitte & Touche LLP, our independent registered public accounting firm, has issued their report on the effectiveness of our internal control over financial reporting, which appears below.

Changes in Internal Controls

There have been no changes in our internal controls over financial reporting (as defined in Rules 13a-15(f) and 15d-15(f) under the Securities and Exchange Act) during the quarter ended March 31, 2010 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Clinical Data, Inc.
Newton, Massachusetts

We have audited the internal control over financial reporting of Clinical Data, Inc. and subsidiaries (the Company) as of March 31, 2010, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Annual Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on that risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed by, or under the supervision of, the company's principal executive and principal financial officers, or persons performing similar functions, and effected by the company's board of directors, management, and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, including the possibility of collusion or improper management override of controls, material misstatements due to error or fraud may not be prevented or detected on a timely basis. Also, projections of any evaluation of the effectiveness of the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements as of and for the year ended March 31, 2010, of the Company and our report dated June 14, 2010, which report expressed an unqualified opinion on those financial statements and included an explanatory paragraph concerning substantial doubt about the Company's ability to continue as a going concern.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 14, 2010

ITEM 9B. *OTHER INFORMATION*

None.

PART III

ITEM 10. *DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE*

The information required in this item will be contained in our definitive Proxy Statement to be filed with the SEC in connection with our 2010 Annual Meeting of Stockholders (the Proxy Statement) under the headings "Election of Directors'," "Board of Directors and Committees of the Board" and "Executive Officers and Corporate Governance" and is incorporated herein by reference.

ITEM 11. *EXECUTIVE COMPENSATION*

The information required in this item is incorporated by reference to the Proxy Statement under the heading "Executive Compensation."

ITEM 12. *SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS*

The information required in this item is incorporated by reference to the Proxy Statement under the heading "Security Ownership of Management" and "Security Ownership of Certain Beneficial Holders."

ITEM 13. *CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTORS INDEPENDENCE*

The information required in this item is incorporated by reference to the Proxy Statement under the heading "Certain Transactions and Business Relationships."

ITEM 14. *PRINCIPAL ACCOUNTING FEES AND SERVICES*

The information in required in this item is incorporated by reference to the Proxy Statement under the heading "Principal Accounting Fees and Services."

PART IV

ITEM 15. *EXHIBITS, FINANCIAL STATEMENT SCHEDULES*

(a) 1. *Consolidated Financial Statements*

The Consolidated Financial Statements are filed as part of this report.

2. *Consolidated Financial Statement Schedules*

All schedules are omitted because of the absence of conditions under which they are required or because the required information is included in the Consolidated Financial Statements or notes thereto.

3. *Exhibits*

The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of the Annual Report on Form 10-K.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on June 14, 2010.

CLINICAL DATA, INC.

/s/ Andrew J. Fromkin

Andrew J. Fromkin
President and Chief Executive Officer
(Principal Executive Officer)

Dated: June 14, 2010

/s/ C. Evan Ballantyne

C. Evan Ballantyne
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

Dated: June 14, 2010

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

/s/ Randal J. Kirk

Randal J. Kirk
Chairman of the Board

Dated: June 14, 2010

/s/ Andrew J. Fromkin

Andrew J. Fromkin
President and Chief Executive Officer, Director

Dated: June 14, 2010

/s/ Larry D. Horner

Larry D. Horner
Director

Dated: June 14, 2010

/s/ Arthur B. Malman

Arthur B. Malman
Director

Dated: June 14, 2010

/s/ Burton E. Sobel

Burton E. Sobel
Director

Dated: June 14, 2010

/s/ Scott J. Tarriff

Scott J. Tarriff
Director

Dated: June 14, 2010

/s/ Richard J. Wallace

Richard J. Wallace
Director

Dated: June 14, 2010

CLINICAL DATA, INC. AND SUBSIDIARIES

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Clinical Data, Inc.
Newton, Massachusetts

We have audited the accompanying consolidated balance sheets of Clinical Data, Inc. and subsidiaries (the "Company") as of March 31, 2010 and 2009, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2010 and 2009, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company's accumulated deficit, recurring losses and cash used in operations and the expectation that the Company will continue to incur operating losses in the future raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also discussed in Note 1 to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company's internal control over financial reporting as of March 31, 2010, based on the criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 14, 2010 expressed an unqualified opinion on the Company's internal control over financial reporting.

/s/ Deloitte & Touche LLP

Boston, Massachusetts
June 14, 2010

CLINICAL DATA, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31, 2010	March 31, 2009
	(In thousands, except share and per share amounts)	
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 49,245	$ 55,180
Marketable securities, at fair value	—	1,175
Accounts receivable, net	2,851	2,471
Prepaid expenses and other current assets	1,488	1,240
Assets of discontinued operations	—	18,541
Total current assets	53,584	78,607
Property, plant and equipment, net	2,795	2,942
Goodwill	31,849	29,496
Intangible assets, net	10,665	4,747
Other assets, net	62	4,405
TOTAL ASSETS	$ 98,955	$ 120,197
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Current portion of long-term debt	$ 6,635	$ 6,337
Current portion of capital leases	138	730
Accounts payable	5,550	5,562
Accrued expenses	25,065	6,131
Liabilities of discontinued operations	—	8,902
Total current liabilities	37,388	27,662
Long-Term Liabilities:		
Long-term debt, net of current portion	11,329	17,964
Convertible note payable (related-party), net of unamortized discount	30,129	28,868
Capital lease obligations, net of current portion	157	226
Other long-term liabilities	20	26
Contingent acquisition costs (Note 4)	16,039	16,039
Total long-term liabilities	57,674	63,123
Commitments and contingencies (Note 9)		
Stockholders' Equity:		
Preferred Stock, $.01 par value, 1,500,000 shares authorized; none issued and outstanding	—	—
Common stock, $.01 par value, 60,000,000 shares authorized; 26,519,000 and 22,742,000 shares issued and outstanding at March 31, 2010 and 2009, respectively	265	227
Additional paid-in capital	343,345	276,788
Accumulated deficit	(339,717)	(251,204)
Accumulated other comprehensive income	—	3,601
Total stockholders' equity	3,893	29,412
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 98,955	$ 120,197

See notes to consolidated financial statements.

CLINICAL DATA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended March 31,		
	2010	2009	2008
	(In thousands, except share and per share amounts)		
Revenues	$ 13,085	$ 10,442	$ 5,107
Cost of revenues	6,244	6,489	2,627
Gross profit	6,841	3,953	2,480
OPERATING EXPENSES:			
Research and development	56,785	44,134	16,889
Sales and marketing	8,155	7,764	3,612
General and administrative	23,699	19,730	16,806
Restructuring and lease exiting costs	2,447	—	—
Purchased in-process research and development	—	55,100	—
Transaction costs incurred in connection with the Avalon acquisition	1,978	—	—
Total operating expenses	93,064	126,728	37,307
Operating loss	(86,223)	(122,775)	(34,827)
Interest expense	(1,367)	(1,257)	(76)
Interest expense (related-party)	(7,761)	(545)	—
Interest income	80	716	2,020
Other income, net	1,771	179	305
Loss from continuing operations before taxes	(93,500)	(123,682)	(32,578)
Benefit from income taxes	—	—	230
Loss from continuing operations	(93,500)	(123,682)	(32,348)
Income (loss) from discontinued operations, net of taxes	4,987	(8,756)	(2,982)
Net loss	$(88,513)	$(132,438)	$(35,330)
(Loss) income per basic and diluted share:			
Continuing operations	$ (3.77)	$ (5.63)	$ (1.69)
Discontinued operations	0.20	(0.40)	(0.16)
Net loss	$ (3.57)	$ (6.03)	$ (1.85)
Weighted average shares:			
Basic and diluted	24,769	21,962	19,081

See notes to consolidated financial statements.

CLINICAL DATA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED MARCH 31, 2010, 2009 AND 2008 (In thousands)

	Preferred Stock Shares	Preferred Stock Par Value	Common Stock Shares	Common Stock Par Value	Additional Paid-in Capital	Accumulated Deficit	Treasury Stock	Accumulated Other Comprehensive Income	Total	Comprehensive Loss
						(In thousands)				
BALANCE at April 1, 2007	184	$ 2	15,033	$150	$132,385	$ (83,436)	$(47)	$ 1,666	$ 50,720	
Conversion of Series A preferred stock into common stock	(184)	(2)	276	3	(1)	—	—	—	—	
Exercise of stock options	—	—	199	2	1,751	—	—	—	1,753	
Exercise of stock warrants	—	—	162	2	2,561	—	—	—	2,563	
Issuance of common stock, net of transaction costs of $4,536	—	—	5,175	52	71,312	—	—	—	71,364	
Common stock issued for Merck license	—	—	135	1	3,618	—	—	—	3,619	
Conversion of convertible debt	—	—	140	2	2,335	—	—	—	2,337	
Stock-based compensation	—	—	31	—	6,985	—	—	—	6,985	
Other	—	—	—	—	113	—	—	—	113	
Translation adjustment	—	—	—	—	—	—	—	2,451	2,451	$ 2,451
Unrealized loss on marketable securities	—	—	—	—	—	—	—	(500)	(500)	(500)
Net loss	—	—	—	—	—	(35,330)	—	—	(35,330)	(35,330)
Total comprehensive loss										$ (33,379)
BALANCE at March 31, 2008	—	—	21,151	212	221,059	(118,766)	(47)	3,617	106,075	
Exercise of stock options	—	—	38	—	209	—	—	—	209	
Exercise of stock warrants	—	—	17	—	—	—	—	—	—	
Issuance of common stock and warrants, net of transaction costs of $36	—	—	1,515	15	24,949	—	—	—	24,964	
Warrants issued in connection with the convertible notes to a related party	—	—	—	—	10,767	—	—	—	10,767	
Beneficial conversion feature of the convertible notes with a related party	—	—	—	—	10,428	—	—	—	10,428	
Retirement of treasury stock	—	—	(15)	—	(47)	—	47	—	—	
Stock-based compensation	—	—	36	—	9,423	—	—	—	9,423	
Translation adjustment	—	—	—	—	—	—	—	(1,838)	(1,838)	$ (1,838)
Unrealized gain on marketable securities	—	—	—	—	—	—	—	1,822	1,822	1,822
Net loss	—	—	—	—	—	(132,438)	—	—	(132,438)	(132,438)
Total comprehensive loss										$(132,454)
BALANCE at March 31, 2009	—	—	22,742	227	276,788	(251,204)	—	3,601	29,412	
Equity issued in connection with the Avalon acquisition	—	—	801	8	11,556	—	—	—	11,564	
Public offering, net of transaction costs of $3,262	—	—	2,750	28	44,148	—	—	—	44,176	
Exercise of stock options, net of shares surrendered	—	—	149	1	1,649	—	—	—	1,650	
Exercise of stock warrants	—	—	41	1	899	—	—	—	900	
Stock-based compensation	—	—	36	—	8,305	—	—	—	8,305	
Translation adjustment	—	—	—	—	—	—	—	(2,279)	(2,279)	$ (2,279)
Change in unrealized gain on marketable securities	—	—	—	—	—	—	—	(1,322)	(1,322)	(1,322)
Net loss	—	—	—	—	—	(88,513)	—	—	(88,513)	(88,513)
Total comprehensive loss										$ (92,114)
BALANCE at March 31, 2010	—	$—	26,519	$265	$343,345	$(339,717)	$ —	$ —	$ 3,893	

See notes to consolidated financial statements.

CLINICAL DATA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31,		
	2010	2009	2008
		(In thousands)	
CASH FLOWS FROM OPERATING ACTIVITIES:			
Net loss	$(88,513)	$(132,438)	$(35,330)
(Income) loss from discontinued operations	(4,987)	8,756	2,982
Loss from continuing operations	(93,500)	(123,682)	(32,348)
Adjustments to reconcile loss from continuing operations to net cash used in operating activities:			
Depreciation and amortization	2,949	1,670	673
Stock-based compensation	8,305	8,130	5,904
Non-cash milestones paid (or payable) to Merck under license agreement	15,718	—	3,619
Provision for doubtful accounts	1,749	1,015	189
Purchased in-process research and development	—	55,100	—
Accretion of discount on convertible note with related party	1,261	106	—
Gain on Avalon stock held by Clinical Data prior to the merger	(1,773)	—	—
Non-cash restructuring and lease exiting costs	1,783	—	—
Loss on sales of equipment	—	51	10
Changes in current assets and liabilities, net of acquired assets and liabilities:			
Accounts receivable	(2,087)	(2,243)	(512)
Prepaid expenses and other current assets	81	(553)	(319)
Other assets	1,784	155	(229)
Accounts payable and other liabilities	32	3,662	4,522
Cash used in continuing operations	(63,698)	(56,589)	(18,491)
Cash used in discontinued operations	(885)	(3,661)	(6,041)
Net cash used in operating activities	(64,583)	(60,250)	(24,532)
CASH FLOWS FROM INVESTING ACTIVITIES:			
Purchases of equipment	(859)	(1,241)	(511)
Purchases of marketable securities	—	—	(15,275)
Proceeds from sales of equipment, net of transaction costs	1,244	—	84
Proceeds from sales of marketable securities	1,175	12,050	2,050
Cash provided by (used in) business combinations, net of cash acquired	4,187	(16,850)	(11,997)
Cash provided by (used in) investing activities — continuing operations	5,747	(6,041)	(25,649)
Cash provided by (used in) investing activities — discontinued operations	13,243	(1,033)	20,459
Net cash provided by (used in) investing activities	18,990	(7,074)	(5,190)

(continued)

See notes to consolidated financial statements.

CLINICAL DATA, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended March 31, 2010	2009	2008
	(In thousands)		
CASH FLOWS FROM FINANCING ACTIVITIES:			
Borrowings under other debt arrangements	—	50,000	—
Payment on debt and capital leases	(7,068)	(3,703)	(413)
Proceeds from the sale of common stock and warrants, net of transaction costs	44,176	24,964	71,364
Exercise of stock options and warrants	2,550	209	4,316
Cash provided by financing activities — continuing operations	39,658	71,470	75,267
Cash used in financing activities — discontinued operations	—	(1,585)	(5,283)
Net cash provided by financing activities	39,658	69,885	69,984
EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	—	(2,136)	422
NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	(5,935)	425	40,684
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	55,180	54,755	14,071
CASH AND CASH EQUIVALENTS, END OF PERIOD	$49,245	$55,180	$54,755
Supplemental disclosure of cash flow information:			
Cash paid during the year for:			
Interest	$ 9,208	$ 930	$ 76
Income taxes	$ —	$ —	$ —
Non-cash transactions:			
Equipment acquired through capital leases	$ 68	$ 307	$ 567
Equity issued in business acquisitions	$11,564	$ —	$ —
Accrued acquisition costs	$ —	$ 207	$ —
Debt issued in business acquisitions	$ —	$25,200	$ —
Equity issued to acquire technology rights	$ —	$ —	$ 3,619
Issuance of common stock upon note conversion	$ —	$ —	$ 2,337

(concluded)

See notes to consolidated financial statements.

(1) Nature of Business and Basis of Presentation

Nature of Business

Clinical Data, Inc. ("the Company") is a Delaware corporation headquartered in Newton, Massachusetts. The Company's main operating business is PGxHealth, LLC, a wholly-owned Delaware limited liability company.

The Company is focused on the development and commercialization of novel therapeutics, with two lead compounds in the areas of central nervous system and cardiovascular disorders. The Company's first late-stage drug candidate is vilazodone, a dual-acting selective and potent serotonin reuptake inhibitor and serotonin receptor 1A partial agonist for the treatment of Major Depressive Disorder for which a New Drug Application ("NDA") was filed with the U.S. Food and Drug Administration ("FDA") on March 22, 2010. The Company's NDA for vilazodone was accepted for review by the FDA on May 21, 2010, with January 22, 2011 currently assigned for decision-making by the FDA under the Prescription Drug User Fee Act ("PDUFA"). The Company's second late-stage drug candidate is apadenoson, trademarked Stedivaze, a selective adenosine receptor 2A ("AR_{2A}") agonist and potential best-in-class coronary vasodilator currently in Phase III of clinical development for use in nuclear Single Photo Emission Computed Topography myocardial perfusion imaging.

The Company also has a pipeline of preclinical compounds, with plans to enter first-in-human trials. On May 10, 2010, Santen Pharmaceutical Co., Ltd. ("Santen") exercised its option with respect to one of these preclinical compounds by making a $2.0 million payment for exclusive global rights to develop the Company's second AR_{2A} agonist, referred to as ATL313, as a topical medication for glaucoma. Also, in August 2009, the Company also entered into a license agreement with CombinatoRx, Inc. to develop ATL313 for the treatment of B-cell cancers, including multiple myeloma. An option agreement is also in place with Novartis Bioventures, Ltd., an affiliate of Novartis AG, for the rights to develop the Company's adenosine receptor 2B agonist, referred to as ATL844, for the treatment of asthma and diabetes.

In addition, the Company provides a family of genetic tests for inherited cardiac syndromes.

As part of its decision to focus on therapeutics, the Company sold Vital Scientific BV ("Vital Scientific") in October 2007, Electa Lab s.r.l. ("Electa Lab"), in November 2007, and Cogenics, Inc., Epidauros Biotechnologie AG and Cogenics Genome Express S.A. (collectively "Cogenics") in April 2009. Accordingly, these operating units have been presented in the consolidated financial statements as discontinued operations. These transactions are described in more detail in Note 3 — Discontinued Operations.

Basis of Presentation

The accompanying consolidated financial statements of the Company and subsidiaries have been prepared on a basis which assumes that the Company will continue as a going concern, which contemplates the realization of assets and the satisfaction of liabilities and commitments in the normal course of business.

At March 31, 2010, the Company had cash and cash equivalents of $49.2 million. In June 2010, the Company sold to the public 2.2 million shares of the Company's common stock, par value $0.01 per share, at a price of $14.30 per share. The net proceeds to the Company are expected to be approximately $29.8 million after deducting underwriting commissions and estimated expenses payable by the Company associated with this transaction.

Based on its projected uses of cash, the Company believes its cash, including the estimated net proceeds from the June 2010 financing, will be sufficient to fund its operations, including commercialization of vilazodone, clinical development activities of Stedivaze, including a Phase III clinical development program, continued development of the Company's other products and drug candidates and its working capital and other general corporate activities, through March 2011. This is based on management's current operational plans and activities at normal levels and does not assume any cash inflows from partnerships, disposition of additional non-core assets or other dilutive or non-dilutive financings.

The Company will need additional funds to continue operations, including the commercialization of vilazodone, the development of Stedivaze and its other products and programs beyond March 2011. Management is always evaluating and prioritizing additional sources of financing and would consider any of the following options:

- partnering opportunities for the marketing of vilazodone;
- partnering opportunities for the development and marketing of Stedivaze;
- license, sublicense, or other relationships with third parties relating to the development programs of its preclinical compounds and/or patents;
- sale of non-core assets; and/or
- sale of equity or debt securities.

If the Company is unable to obtain financing, or enter into licensing, divestiture, or partnering arrangements on acceptable terms, the Company will be required to implement aggressive cost reduction strategies. The most significant portion of the research and development expenses, as well as some portion of sales and marketing expenses, are discretionary and are in anticipation of development and commercial launch of vilazodone and the development of Stedivaze and other drug candidates. These cost reduction strategies could reduce the scope of the activities related to these development and commercialization programs, planned clinical and preclinical programs, development of other compounds and commercialization and development of other marker and test programs, which could harm the Company's long-term financial condition and operating results. The Company is prioritizing the various development projects to focus its critical resources on the most valuable assets. Similar to the vilazodone development, these projects are discretionary. However, the postponement or cancellation of any of these development efforts could have a material impact on the future value of these assets for the Company and its shareholders and on the Company's financial condition and operating results.

(2) Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of the Company's consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accounting estimates are based on historical experience and other factors that are considered reasonable under the circumstances. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid instruments with remaining maturities of 90 days or less when purchased and consist of operating and money market accounts.

Accounts Receivable

The Company carries its accounts receivable net of an allowance for doubtful accounts. Accounts receivable balances are evaluated on a regular basis and allowances are provided for potentially uncollectible accounts based on management's estimate of the collectability of customer accounts. Allowance adjustments are charged to operations in the period in which the facts that give rise to the adjustments become known.

A summary of the activity in the allowance for uncollectible accounts for the years ended March 31 is as follows:

	2010	2009	2008
	(In thousands)		
Allowance for uncollectible accounts — beginning of year	$1,292	$ 500	$346
Provisions	1,749	1,015	189
Less: deductions	(518)	(223)	(35)
Allowance for uncollectible accounts — end of year	$2,523	$1,292	$500

Depreciation and Amortization

The Company provides for depreciation and amortization using the straight-line method by charges to operations in amounts that depreciate the cost of the fixed asset over their estimated useful lives. The estimated useful lives, by asset classification, are as follows:

Asset Classification	Useful Lives
Laboratory equipment	2-7 years
Leasehold improvements	Lesser of useful life or lease term
Computer equipment	3-7 years
Furniture and fixtures	2-7 years

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of these assets is determined by comparing the forecasted undiscounted net cash flows of the operation to which the assets relate to their carrying amount. If an impairment is indicated, the assets are written down to fair value. Fair value is determined based on discounted cash flows or appraised values, depending on the nature of the assets.

Goodwill and Intangibles

The Company's goodwill and indefinite-lived intangibles are not being amortized and definite-lived intangibles, which primarily consist of completed technology and customer relationships, are being amortized over their useful lives.

The Company completed its annual impairment test of goodwill as of December 31, 2009 and concluded that there was no impairment of goodwill. In performing the most recent annual goodwill assessment, the Company continued to conclude that the Company was comprised of a single reporting unit. The Company continues to reevaluate its internal reporting and management structure. Management expects that future impairment tests will be performed based upon the current segment reporting structure and related identification of reporting units. The impairment test will be performed at other times during the course of the year should an event occur which suggests that the goodwill should be evaluated.

Recoverability of intangible assets is assessed only when events have occurred that may give rise to an impairment. When a potential impairment has been identified, forecasted undiscounted net cash flows of the operations to which the asset relates are compared to the current carrying value of the long-lived assets present in that operation. If such cash flows are less than such carrying amounts, long-lived assets, including such intangibles are written down to their respective fair values.

Revenue Recognition

The majority of the Company's current revenue is from services related to genetic tests. Revenue is recognized for services rendered when the testing process is complete and test results are reported to the ordering physician. The Company maintains relationships with certain healthcare providers as well as healthcare insurance companies; revenue from these arrangements is recognized net of contractual allowances.

Revenue is also derived from fees for licenses of intellectual property. For those arrangements where royalties are reasonably estimable, the Company recognizes revenue based on estimates of royalties earned during the applicable period and adjusts for differences between the estimated and actual royalties in the following quarter. Historically, these adjustments have not been material. For those arrangements where royalties are not reasonably estimable, the Company recognizes revenue upon receipt of royalty statements from the licensee.

Research and Development Costs

The Company charges research and development costs to operations as incurred. Research and development expenses are comprised of costs incurred by the Company in performing research and development activities, including salary and benefits; stock-based compensation expense; laboratory supplies and other direct expenses; contractual services, including clinical trial and pharmaceutical development costs; commercial supply investment in its drug candidates; and infrastructure costs, including facilities costs and depreciation expense. The Company evaluates periodically whether a portion of its commercial supply investment may be capitalized as inventory. Generally, inventory may be capitalized if it is probable that future revenue will be generated from the sale of the inventory and that these revenues will exceed the cost of the inventory. The Company is continuing to expense all of its commercial supply investment due to the high risk inherent in drug development.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences of differences between the carrying amounts and tax bases of assets and liabilities and operating loss carryforwards using enacted rates expected to be in effect when those differences reverse. Valuation allowances are provided against deferred tax assets that are not expected to be realized.

The Company provides reserves or does not recognize tax benefits for potential payments of tax to various tax authorities related to uncertain tax positions and other issues. Tax benefits for uncertain tax positions are based on a determination of whether and how much of a tax benefit taken by the Company in its tax filings or positions is "more likely than not" to be realized following resolution of any potential contingencies present related to the tax benefit, assuming that the matter in question will be raised by the tax authorities. The Company's policy is to record penalties with respect to income tax assessments as general and administrative expenses whereas interest associated with such uncertain tax positions is recorded as interest expense.

Comprehensive Income (Loss)

Comprehensive income (loss) includes charges and credits to equity that are not the result of transactions with stockholders. Included in other comprehensive income (loss) for the Company are the cumulative translation adjustments related to the net assets of the foreign operations and changes in unrealized gains and losses on marketable securities. These adjustments are accumulated within the consolidated statements of stockholders' equity under the caption accumulated other comprehensive income (loss).

The components of accumulated other comprehensive income were as follows:

	March 31, 2010	March 31, 2009
	(In thousands)	
Foreign currency translation adjustment	$—	$2,279
Unrealized gain on investment in Avalon	—	1,322
Total	$—	$3,601

During the fiscal year ended March 31, 2010, the Company disposed of its foreign subsidiaries and realized any adjustments as a result of foreign currency translation. During the fiscal year ended March 31, 2010, the Company completed the acquisition of Avalon and surrendered the shares of Avalon common stock it held immediately prior to the acquisition and realized the gain.

Loss per Share

Basic net loss per share is determined by dividing net loss by the weighted average shares of common stock outstanding during the period. Diluted net loss per share is determined by dividing net loss by diluted weighted average shares outstanding. Diluted weighted average shares reflects the dilutive effect, if any, of potentially dilutive common shares, such as common stock options and warrants calculated using the treasury stock method and convertible notes using the "if-converted" method. The weighted average number of shares of common stock outstanding during the year ended March 31, 2010 includes 164,000 shares of common stock to be issued as consideration for the acquisition of Avalon Pharmaceuticals as if they had been issued on May 28, 2009.

The following dilutive securities were not included in the diluted earnings per share calculations as at March 31, 2010, 2009 and 2008 because the inclusion of these amounts would have been antidilutive because the Company has a net loss:

	2010	2009	2008
	(In thousands)		
Common stock options	3,911	3,630	2,539
Common stock warrants	4,262	4,567	1,011
Convertible note payable	6,111	6,111	—
Contingent value rights	41	—	—
Total	14,325	14,308	3,550

Equity-Based Compensation

Stock-based compensation cost is measured at the grant date, based on the fair value of the award, and is recognized as compensation cost over the requisite service period.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to credit risk consist primarily of cash, cash equivalents and accounts receivable. The Company maintains substantially all of its cash and cash equivalents in financial institutions, believed to be of high-credit quality. The Company grants credit to customers in the ordinary course of business and provides a reserve for potential credit losses. During fiscal 2010, 2009 and 2008, there were no individually significant customers.

Fair Value of Financial Instruments

The Company's financial instruments consist of cash equivalents, accounts receivable, accounts payable and long-term debt. Accounting principles generally accepted in the United States of America, establishes a fair value hierarchy, which classifies fair value measurements based on the inputs used in measuring fair value. These inputs include: Level 1, defined as observable inputs such as quoted prices for identical instruments in active markets; Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and Level 3, defined as unobservable inputs for which little or no market data exists, therefore requiring an entity to develop its own assumptions.

The carrying amounts of accounts receivable and accounts payable are considered reasonable estimates of their fair value, due to the short maturity of these instruments. Based on the borrowing rates currently available to the Company for long-term debt with similar terms and average maturities as the Company's instruments, the fair value of long-term debt was not significantly different than the carrying value at March 31, 2010.

The following table presents information about the assets and liabilities measured at fair value on a recurring basis as of March 31, 2010:

Description	Level 1	Level 2	Level 3	Total
		(In thousands)		
Assets:				
Cash equivalents	$38,193	$—	$—	$38,193

The following table presents information about the assets and liabilities measured at fair value on a recurring basis as of March 31, 2009:

Description	Level 1	Level 2	Level 3	Total
		(In thousands)		
Assets:				
Cash equivalents	$37,659	$—	$ —	$37,659
Marketable securities — Auction rate preferred securities	—	—	1,175	1,175
Marketable securities — Avalon common stock	1,560	—	—	1,560

Assets measured at fair value on a recurring basis using significant unobservable inputs (Level 3) are as follows:

	Auction Rate Securities
	(In thousands)
Balance at March 31, 2009	$ 1,175
Auction rate preferred securities redeemed at par	(1,175)
Balance at March 31, 2010	$ —

Segment and Geographical Information

For the years ended March 31, 2010, 2009 and 2008, the Company has reported its business as a single reporting segment as there is limited discrete financial information for any of the Company's individual products or service offerings as well as the fact that the Company's chief decision maker, who is the Chief Executive Officer, regularly evaluates the Company on a consolidated basis.

For the years ended March 31, 2010, 2009 and 2008, the Company operated its business exclusively in North America and no one customer accounted for more than 10% of the Company's revenue.

Recent Accounting Pronouncements

In September 2009, the FASB ratified the final EITF consensus and issued EITF 08-1, *Revenue Arrangements with Multiple Deliverables*, primarily codified into ASU No. 2009-13. ASU No. 2009-13 modifies the requirements for determining whether deliverables meet the separate unit of accounting criteria and requires allocation of arrangement consideration based on relative selling price. The Company must adopt ASU No. 2009-13 no later than in the first fiscal year beginning after June 15, 2010, but earlier adoption is permitted. Companies may adopt prospectively or retrospectively. The Company is currently evaluating the impact that the adoption of ASU No. 2009-13 will have on the Company's consolidated financial position and results of operations.

(3) Discontinued Operations

During fiscal 2009 and 2008, the Company determined that the Cogenics segment and Vital Scientific and Electa Lab, respectively, did not fit with the Company's strategic direction. Management believed that the Company's capital resources and the cash derived from the sale of these businesses could be better allocated to investments and growth opportunities to increase the Company's presence in the therapeutics and genetics testing markets. Accordingly, the Company has classified these businesses as discontinued operations and their results of operations, financial position and cash flows are separately reported for all periods presented.

Vital Scientific

On October 25, 2007, the Company sold Vital Scientific, a manufacturer and distributor of clinical laboratory instrumentation and related assays, to the ELITech Group, an unrelated third-party, for total proceeds of $15.0 million. A gain of $8.6 million was recorded in fiscal 2008.

On April 9, 2008, the ELITech Group paid €200,000 as additional consideration based on the final closing balance sheet resulting in a total gain on the sale of Vital Scientific of $8.9 million. The additional gain of $315,000 was recognized in the first quarter of fiscal 2009.

Electa Lab

On November 14, 2007, the Company sold Electa Lab, a manufacturer and distributor of clinical laboratory instrumentation and related assays, to Vital Diagnostics B.V. ("VDBV"), which is funded and controlled by New River Management IV, LP ("NRM"), an affiliate of Third Security LLC which is controlled by Randal J. Kirk, the Chairman of the Company's Board of Directors, for $2.5 million. A loss of $38,000 from the sale was recorded in the year ended March 31, 2008.

Cogenics

In March 2009, the Company entered into a letter of intent to sell its Cogenics segment, which was comprised of Cogenics, Inc., Epidauros Biotechnologie AG, and Cogenics Genome Express S.A., a provider of genomic services. Cogenics was sold on April 14, 2009 for net proceeds of $13.2 million, as adjusted, excluding $2.2 million, as adjusted, held in escrow for a period of up to eighteen months. Accordingly the Company has classified this business as discontinued operations and their results of operations, financial position and cash flows are separately reported for all periods presented.

Summarized statement of operations data for Vital Scientific, Electa Lab and the Cogenics segment for the years ended March 31, 2010, 2009 and 2008 is set forth below:

	2010	2009	2008
		(In thousands)	
Revenue	$ 499	$27,018	$ 50,381
Loss from Operations Before Disposal:			
Loss before taxes	$ (485)	$ (8,288)	$ (9,518)
Income taxes	(14)	(216)	(1,365)
Loss from discontinued operations, net of taxes	(499)	(8,504)	(10,883)
Disposal:			
Gain/(loss) on disposal, net of taxes	5,486	(252)	7,901
Gain/(loss) from discontinued operations, net of tax	$4,987	$ (8,756)	$ (2,982)

(4) Business Combinations

Adenosine Therapeutics, LLC

On August 4, 2008, the Company acquired the assets of Adenosine Therapeutics, a developer of drug products, based on its extensive portfolio of composition of matter and method of use patents relating to selective adenosine receptor modulators. The Company paid $11 million in cash and entered into a $22 million five-year promissory note and a separate $3.2 million 32-month promissory note with the members of Adenosine Therapeutics, LLC (the "Sellers"). Contingent consideration of up to $30 million in cash may be paid upon the achievement of certain regulatory and commercial milestones. At the time of the acquisition, two compounds in the Adenosine Therapeutics pipeline were the subject of licensing option agreements. Novartis held and continues to hold an option to partner on the development of ATL844, in preclinical study for the treatment of diabetes and asthma, and Santen held an option on another compound in preclinical development as a topical medication for glaucoma. On May 10, 2010, Santen exercised its option by making a $2.0 million payment.

The acquisition of Adenosine Therapeutics significantly expanded the Company's therapeutics offerings by adding a late-stage drug candidate, Stedivaze, for use as a cardiac perfusion agent and other early stage drug candidates in cardiology, diabetes, asthma, inflammatory diseases, and sickle cell anemia. Stedivaze began Phase III clinical trials in calendar 2009.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The estimated fair value of the assets acquired and liabilities assumed exceeded the initial payments by $15.7 million. The Company recorded contingent consideration totaling $15.7 million as a liability. When the contingency is resolved and the consideration is issued or becomes issuable, any excess of the cost over the $15.7 million that was initially recognized as a liability shall be recognized as an additional cost of the acquired entity. If the fair value of the consideration issued or issuable is less than $15.7 million, that amount shall be allocated as a pro rata reduction of the amounts assigned to non-current assets. Any amount that remains after reducing those assets to zero shall be recognized as an extraordinary gain. The allocation of the purchase price remains subject to potential adjustments, including contingent consideration.

The purchase price provided for an adjustment to the cash purchase price; in January 2009, the Sellers refunded $301,000 to the Company. This adjustment was recorded during the quarter ended March 31, 2009 as a reduction to cash consideration with a corresponding increase to contingent acquisition costs, therefore having no effect on the purchase price.

The components of the purchase price allocation were as follows:

	(In thousands)
Cash	$10,699
Debt	25,200
Contingent acquisition costs	16,039
Transaction costs	400
	$52,338

	(In thousands)
Purchase Price Allocation	
Prepaid expenses and other current assests	$ 9
Property and equipment	351
Other assets	23
Purchased in-process research and development costs	52,100
Accrued vacation	(47)
Capital lease obligations	(96)
Deferred rent	(2)
Total purchase price	$52,338

Of the total purchase price, $52.1 million was allocated to purchased in-process research and development ("IPRD") projects and was charged to operations at the date of acquisition. Projects that qualify as IPRD represent those that have not yet reached technological feasibility and have no alternative use. Technological feasibility is defined as being equivalent to the FDA's approval.

The IPRD charge relates to Stedivaze, a highly selective AR_{2A} agonist in development as a coronary vasodilator for myocardial perfusion imaging. Phase II data showed the potential for best-in-class attributes related to its adverse event and tolerability profile, favorable pharmacokinetic and target binding affinity profiles and mode of administration as a fixed dose intravenous bolus. The Company began enrollment of its first Phase III clinical trials in November 2009.

Stedivaze was valued based on discounted future cash flows. The Company prepared revenue and expense projections as well as technology assumptions through 2025 for Stedivaze. The revenue for Stedivaze was based on estimates of the relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of the introduction of the new products. The estimated expenses were based upon the expected remaining costs to complete Stedivaze.

The Company discounted the projected cash flows using a risk adjusted discount rate and considered the probability of success, where appropriate. The rate utilized to discount the net cash flows to their present values was the internal rate of return ("IRR") based on the purchase price paid. Management believed that the IRR reflected the difficulties and uncertainties in completing the project and thereby achieving technological feasibility, the stage of completion of the project, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets. Based on these considerations, the IRR of 24% was deemed an appropriate discount for valuing the IPRD.

The estimates used in valuing IPRD were based upon assumptions believed to be reasonable but which are inherently uncertain and unpredictable. Assumptions may be incomplete or inaccurate, and unanticipated events and circumstances may occur. Accordingly, actual results may differ from the projected results. The failure of Stedivaze to reach commercial success could have a material impact on the Company's expected results.

The results of operations of Adenosine Therapeutics have been included in the accompanying financial statements since August 4, 2008, the date of acquisition.

Avalon Pharmaceuticals, Inc.

On May 28, 2009, the Company acquired Avalon by issuing 801,000 shares of the Company's common stock in exchange for all of the issued and outstanding common stock of Avalon. Additionally, as part of the merger, the Company issued Contingent Value Rights ("CVRs") to Avalon stockholders, payable for up to 205,000 additional shares of the Company's common stock, upon the receipt of certain milestone payments that Avalon may receive under its collaboration agreements with Merck & Co., Inc. and Novartis Institute for Biomedical Research, Inc. prior to June 30, 2010. As of May 28, 2009, Avalon had received $4.0 million of these milestones and accordingly, Clinical Data will be obligated to issue 164,000 additional shares of the Company's common stock on June 30, 2010. The common stock and CVRs issued in connection with the merger were valued at fair value, or $11.99 per share, the last reported sale price of the Company's common stock as reported on the NASDAQ Global Market on May 28, 2009. The Company does not expect the remaining milestones to be achieved prior to June 30, 2010; accordingly, no value has been assigned to the remaining CVRs. The Company has also included as consideration for the merger: (i) the fair value of the Avalon common stock, which the Company acquired on October 27, 2008 and (ii) the $1.0 million paid by the Company to Avalon on October 27, 2008 for an exclusive license to Avalon's drug and biomarker discovery platform ("AvalonRx"). As a result of re-measuring the fair value of the Avalon stock immediately prior to the completion of the merger, the Company recorded a gain of $1.8 million which is included as other income in the accompanying statement of operations. The combined company has an expanded oncology business with a pipeline of what it believes to be promising oncology biomarkers and compounds, and a biomarker discovery platform to identify additional therapeutic and diagnostic candidates, which resulted in goodwill from this transaction.

The purchase price was allocated to the tangible and intangible assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The fair values assigned to contingent consideration, tangible and intangible assets acquired and liabilities assumed are based on management's estimates and assumptions, as well as other information compiled by management. The excess purchase price over those assigned values was recorded as goodwill. As of March 31, 2010, the purchase price and related allocation for the Avalon acquisition was finalized.

The components of the purchase price and allocation are as follows:

	(In thousands)
Clinical Data common stock issued	$ 9,602
Contingent value rights	1,961
Acquisition date fair value of Avalon common stock held by Clinical Data	2,010
Cash paid in October 2008 for license to Avalon technology	1,000
	$14,573

	(In thousands)
Purchase Price Allocation	
Cash and cash equivalents	$ 4,187
Prepaid expenses and other current assests	419
Property and equipment	3,292
Purchased in-process research and development costs	3,200
Intangible asset — Completed technology (5 years)	3,700
Intangible asset — Tradename (5 years)	600
Goodwill	2,353
Accounts payable	(1,851)
Accrued expenses and other current liabilities	(1,327)
Total purchase price	$14,573

Goodwill arising from this acquisition is not deductible for tax purposes.

Of the total purchase price, $3.2 million was allocated to purchased IPRD projects. Projects that qualify as IPRD represent those that have not yet reached technological feasibility and have no alternative use. Technological feasibility is defined as being equivalent to the approval by the FDA. IPRD is measured at fair value at acquisition date and capitalized; it is subsequently accounted for as an indefinite-lived asset until completion or abandonment of the associated research and development efforts.

IPRD relates to a structurally distinct chemical compound (internally referred to as "AVN316") that appears to affect the beta-catenin pathway. Avalon identified this compound using its AvalonRx platform.

AVN316 was valued based on discounted future cash flows. The Company prepared revenue and expense projections through 2031 for AVN316. The revenue for AVN316 was based on estimates of the relevant market sizes and growth factors, expected trends in technology and the nature and expected timing of the introduction of the new products. Projected revenues were adjusted for a probability of 12% to reflect the probability of getting from Phase I to market. The estimated expenses were based upon the expected remaining costs to complete AVN316.

The Company discounted the projected cash flows using a risk adjusted discount rate and considered the probability of success, where appropriate. The rate utilized to discount the net cash flows to their present values was the IRR based on the purchase price paid. Management believed that the IRR reflected the difficulties and uncertainties in completing the project and thereby achieving technological feasibility, the stage of completion of the project, anticipated market acceptance and penetration, market growth rates and risks related to the impact of potential changes in future target markets. Based on these considerations, the IRR of 19% was deemed an appropriate discount for valuing the IPRD.

The estimates used in valuing IPRD were based upon assumptions believed to be reasonable. The failure of AVN316 to reach commercial success could have an adverse impact on the Company's expected results.

Upon the adoption of ASC 805 — *Business Combinations* (formerly SFAS No. 141 (revised 2007), *Business Combinations*), on April 1, 2009, the capitalized transaction costs of $719,000 that had been incurred through March 31, 2009 have been expensed and are included in transaction costs incurred in connection with the Avalon acquisition on the accompanying statement of operations. Transaction costs incurred after March 31, 2009 of $1.3 million have been recognized as an expense as incurred and are also included in transaction costs incurred in connection with the Avalon acquisition on the accompanying statements of operations.

The results of operations of Avalon have been included in the accompanying financial statements since the date of acquisition. Pro forma information related to this acquisition is not presented, as the effect of the acquisition is not material.

Restructuring of Avalon Operations

On August 31, 2009, the Company sold to Intrexon Corporation ("Intrexon") substantially all of the equipment (the "Assets") located at Avalon's facility in Germantown, Maryland (the "Facility"). Intrexon is majority-owned by certain affiliates of Mr. Kirk. In exchange for the Assets, the Company received $1.5 million (the "Purchase Price") in cash and Intrexon assumed certain liabilities associated with the Assets. The carrying value of the assets at the time of the sale was $1.3 million. After deducting transaction fees, including banker and legal fees, no gain or loss was recognized in connection with the sale. In an effort to reduce the Company's fixed overhead expenses, the Company assigned the lease for the Facility to Intrexon. As a result of exiting the lease, the Company recorded a loss of $1.8 million related to writing off the unamortized acquired leasehold improvements. This loss is included in restructuring and lease exiting costs on the statements of operations for the year ended March 31, 2010.

In connection with the assignment of the lease, the Company terminated and Intrexon hired 11 of the Company's employees located at the Facility. No termination costs or benefit payments were made and none will be made in future periods in connection with these employee terminations.

Subsequent to the assignment of the lease and the sale of the Assets, the Company retained all of the intellectual property rights of Avalon, which it acquired in May 2009, and employees necessary to support the Company's AVN316 program.

As part of the Company's ongoing prioritization of its early stage therapeutic assets and cost containment strategies, on January 4, 2010, the Company consolidated certain of its research and development activities from its Maryland facility to its laboratories in Virginia, where ongoing development of AVN316 and other preclinical programs acquired from Avalon in May 2009 will continue. As a result of these actions, the Company terminated the employment of its remaining personnel in Maryland, which has obligated the Company to pay $664,000 in severance benefits and other termination costs that is included in the results of operations for the quarter ended March 31, 2010. The Company has engaged certain former senior employees from the Maryland facility under consulting arrangements to ensure continuity of research and development activities and to pursue certain business development opportunities.

(5) Property, Plant and Equipment

Property, plant and equipment consist of the following at March 31:

	2010	2009
	(In thousands)	
Laboratory equipment	$ 1,511	$ 1,197
Leasehold improvements	1,625	1,527
Computer equipment and software	2,460	2,022
Furniture and fixtures	292	187
	5,888	4,933
Less: accumulated depreciation and amortization	(3,093)	(1,991)
	$ 2,795	$ 2,942

The gross amount of the Company assets under capital leases as of March 31, 2010 was $1.1 million of laboratory equipment and $68,000 of computer equipment. The gross amount of the Company assets under capital leases as of March 31, 2009 was $1.1 million of laboratory equipment.

(6) Intangible Assets

The intangible asset balances are as follows at March 31:

	Average Useful Life	2010	2009
		(In thousands)	
Completed technology	6.7 years	$ 9,655	$ 5,955
In-process technology	N/A	3,200	—
Customer relationships	5.0 years	400	400
Other	5.3 years	700	100
		13,955	6,455
Less: accumulated amortization		(3,290)	(1,708)
Intangible assets, net		$10,665	$ 4,747

During fiscal 2010, 2009 and 2008, amortization of intangible assets totaled $1.6 million, $606,000 and $446,000, respectively.

Amortization with regard to the intangible assets at March 31, 2010 is expected to total $1.7 million in 2011, $1.7 million in 2012, $1.6 million in 2013, $1.5 million in 2014, $754,000 in 2015 and $276,000 in 2016 and beyond.

(7) Accrued Expenses

Accrued expenses consist of the following at March 31:

	2010	2009
	(In thousands)	
Payroll and payroll-related expenses	$ 4,679	$2,020
External research and development expenses	992	1,147
Commissions, royalties and license fees	1,121	1,063
Milestone payable to Merck	15,718	—
Other	2,555	1,901
	$25,065	$6,131

(8) Debt

The Company's long-term debt obligations are as follows at March 31:

	2010	2009
	(In thousands)	
Notes payable, bearing interest at 6.5%, with monthly principal payments due through June 2011 and secured by certain of PGxHealth's leasehold improvements	$ 1,264	$ 2,001
Note payable, bearing interest at 11% with monthly principal payments of $100 through April 1, 2011, secured by substantially all of the assets of the Company	1,300	2,500
Note payable, bearing interest at 6% with quarterly principal payments of $1,100 through July 13, 2013, secured by substantially all of the assets of the Company	15,400	19,800
Convertible notes payable (related party), maturing February 25, 2017	50,000	50,000
	67,964	74,301
Less: current portion	(6,635)	(6,337)
unamortized discount	(19,871)	(21,132)
	$ 41,458	$ 46,832

Interest on the convertible notes is payable annually at a rate of 9.72% due on February 25th. After February 25, 2011, the principal on the notes is prepayable at the option of the Company at no cost or penalty. Further, the holders of the notes may elect to convert the notes in part or in whole at any time into the Company's common stock at a fixed price of $8.18 per share. The notes are unsecured.

A portion of the proceeds from the convertible notes totaling $50.0 million was allocated to detachable warrants issued in connection with the convertible notes and a beneficial conversion feature, which resulted in an aggregate debt discount of $21.2 million, which is being amortized over the term of the notes using the effective interest method. The principal on the convertibles notes is convertible at any time into the Company's common stock at a conversion price of $8.18 per share. The difference between the effective conversion price and the fair value of the securities into which the debt is convertible at the commitment date resulted in a beneficial conversion feature on the convertible notes aggregating to $10.4 million. The beneficial conversion feature was recognized as a discount to the debt and which will be amortized over the term of the note. The relative fair value assigned to the warrants totaling $10.8 million was recognized as additional paid-in capital. Amortization of the debt discount totaled $1.3 million and $106,000 in fiscal 2010 and 2009, respectively, and is included in interest expense on the accompanying statement of operations.

In accordance with the term of the convertible notes, the Company is restricted from incurring additional indebtedness, redeeming or declaring or paying any cash dividend or cash distribution on its common stock, or issuing or selling any rights, warrants or options to subscribe for or purchase its common stock or securities convertible into or exercisable for common stock at a price which is less than the then market price of the Company's common stock, other than in connection with an underwritten public offering.

The maturities of the long-term debt as of March 31, 2010 are as follows:

2011	$ 6,635
2012	4,729
2013	4,400
2014	2,200
2015	—
After	50,000
Total	$67,964

(9) Commitments and Contingencies

Litigation

The Company is, from time to time, subject to disputes arising in the normal course of business. While ultimate results of any such disputes cannot be predicted with certainty, at March 31, 2010, there were no asserted claims against the Company which in the opinion of management, if adversely decided would have a material adverse effect on the consolidated financial statements.

Contractual Commitments and Commercial Obligations

The Company leases facilities, vehicles and computer equipment under operating and capital leases. Future minimum lease payments under these leases as of March 31, 2010 are as follows (in thousands):

Year Ending March 31,	Operating Leases	Capital Leases
2011	$ 948	$ 156
2012	190	125
2013	31	42
2014	13	—
Thereafter	—	—
Total	$1,182	323
Less: amount representing interest		(28)
Total principal obligations		295
Less: current portion		(138)
Long-term capital lease		$ 157

Rent expense was $1.6 million, $984,000 and $356,000 during fiscal 2010, 2009 and 2008, respectively.

During fiscal 2010, 2009 and 2008, the Company financed equipment purchased under capitalized leases with a principal value of $68,000, $307,000 and $567,000, respectively.

Vilazodone Commitments

Under the terms of the Company's license agreement with Merck, if the Company is successful in the continuation of its development of vilazodone, the Company will be obligated to pay Merck certain additional milestone payments, all of which are payable in the Company's common stock. Specifically, a milestone payment of €12.5 million was payable to Merck within 30 days of acceptance of an NDA filing in the U.S. or a Marketing Authorization Application ("MAA") filing in the European Union for the first indication of vilazodone. This payment was made on May 21, 2010, when the NDA the Company filed on March 22, 2010 was accepted for review by the FDA. The Company issued 921,000 shares of its common stock as a result of achieving this milestone. The Company recognizes the obligation to make milestone payments when they are incurred. Upon filing the NDA, the Company believed that the issuance of shares was probable and recorded the $15.7 million obligation as calculated based on the number of shares due as of March 31, 2010 under the terms of the agreement. The Company is obligated to issue a variable number of shares at a fixed Euro amount.

In addition, separate €9.5 million ($12.8 million at March 31, 2010) payments would be payable to Merck within 30 days of (a) receipt of approval of the NDA or MAA, and (b) on the first sale of vilazodone in the U.S. or the European Union. Merck will also be entitled to certain royalty payments if the Company is successful in commercializing vilazodone, and to a certain share of milestone payments from third parties if the Company sublicenses vilazodone.

Adenosine Therapeutics Acquisition Commitments

In connection with the acquisition of Adenosine Therapeutics, for a period of ten years following the closing, contingent consideration of up to $30 million (of which $16.0 million is recorded in long-term liabilities as of March 31, 2010) in cash may be paid by the Company to the sellers upon the achievement of certain regulatory and commercial milestones as follows: (i) $5 million upon the approval by the FDA for sale in the U.S. of any product covered by any of Adenosine Therapeutics' patents (a "Seller Compound"); (ii) $10 million upon the initial achievement of $100 million in aggregate gross sales of any Seller Compound in any fiscal year; (iii) $15 million upon the initial achievement of $250 million in aggregate gross sales of any Seller Compound; and (iv) one-third of all licensing and/or sublicensing revenue received by the Company with respect to license and/or sublicense of any Seller Compound or any of Adenosine Therapeutics' patents, up to a maximum aggregate of $15 million payable to the Sellers; provided, however, (a) that all amounts up to the first $5 million paid to the Sellers under section (iv) shall offset on a dollar-for-dollar basis the payment required by section (i) above and (b) all amounts paid to the Sellers in excess of $5 million pursuant to section (iv) shall offset on a dollar-for-dollar basis the payment required by section (ii) above. On May 10, 2010, the Company received a $2.0 million milestone payment under its license agreement with Santen, of which one-third, or $667,000 is due to the sellers. Along with these acquisition costs, the Company has assumed all of Adenosine Therapeutics rights and obligations under licensing agreements with the University of Virginia Patent Foundation ("UVAPF"), the Public Health Service of the National Institutes of Health, the University of Massachusetts and the Penn State Research Foundation. The Company holds exclusive rights to develop and commercialize Stedivaze, ATL313, ATL844 and ATL1222 pursuant to a license agreement it entered into with UVAPF in 1999. Under the terms of its license agreement with UVAPF, the Company will be obligated to pay UVAPF certain milestone payments and royalties if it is successful in commercializing these products.

Avalon Acquisition Commitments

In connection with the merger of Avalon, the Company issued CVRs as part of the merger consideration. The CVRs provide each holder entitled to receive them the right to receive a proportionate share of an aggregate of up to 205,000 shares of Clinical Data common stock based on milestone payments received on or prior to June 30, 2010. In particular, any payment received by Avalon or its affiliates (including Clinical Data following the closing of the merger) under either Avalon's License and Research Collaboration Agreement with Merck & Co., Inc. or Avalon's Amended Pilot Study Agreement with Novartis Institutes for Biomedical Research, Inc. at any time during the period commencing on October 27, 2008 through and including June 30, 2010 (up to a maximum amount of $5 million) constitutes a "milestone payment." On May 7, 2009, Avalon received a $4 million milestone payment and, as a result, Clinical Data is obligated to issue 164,000 shares of its common stock on or after June 30, 2010 as additional consideration (of which $2.0 million is recorded in equity as of March 31, 2010). The Company does not expect the remaining milestones to be achieved prior to June 30, 2010. However, the number of additional shares to be issued will be dependent on the achievement of the remaining milestone.

(10) Equity

Preferred Stock

In connection with the acquisition of Genaissance Pharmaceuticals, Inc. in October 2005, the Company authorized and issued 484,000 shares of Series A Preferred Stock. The Series A Preferred Stock had a par value of $0.01 per share. The Series A Preferred Stock was senior in right of payment of dividends and on liquidation to the common stock. During the year ended March 31, 2008, all remaining outstanding shares were converted to common stock. On June 10, 2008, the Board of Directors approved the elimination of the designation of the Series A Preferred Stock.

Common Stock

On June 5, 2007, the holder of the Company's Series A Preferred Stock converted 60,000 of the 184,000 preferred shares then outstanding into 90,000 shares of the Company's common stock. On July 17, 2007, the holder of the Series A Preferred Stock converted the remaining 124,000 shares of preferred stock into 186,000 shares of the Company's common stock.

On June 18, 2007, the Company increased the authorized common stock from 14 million shares to 60 million shares.

On July 23, 2007, the Company sold 4.5 million shares of its common stock in an underwritten public offering for net proceeds of $62.1 million. On July 26, 2007, the underwriters exercised their over-allotment option to purchase an additional 675,000 shares of the Company's common stock for net proceeds of $9.2 million.

On September 12, 2007, the Board of Directors of the Company authorized a 3-for-2 split of the Company's common stock. All share and per share data have been retroactively adjusted for all periods presented to reflect this change in capital structure.

On September 25, 2007, the Company granted 31,000 shares of restricted common stock to certain members of the Board of Directors; one-half vested immediately with the remainder to vest one year after grant. The restricted shares were issued on October 1, 2007.

On December 7, 2007, the Company issued 135,000 shares of its common stock to Merck, the licensor of vilazodone. The value of the shares issued to Merck of $3.6 million was recorded as research and development expense in fiscal 2008.

On June 10, 2008, the Board of Directors of the Company approved the restoration of the 15,000 shares of the Company's common stock held as treasury to the status of authorized but unissued shares of common stock.

On September 26, 2008, the Company closed a private placement of common stock in which it sold 1.5 million shares of common stock and warrants to purchase an additional 757,000 shares of common stock for net proceeds of $25.0 million, after transaction costs of $36,000, to certain institutional investors, including the Chairman of the Company's Board of Directors. The unit price was $16.50 per share. The exercise price of the warrants is $16.44. The warrants are exercisable any time between March 26, 2009 and March 26, 2014.

On February 25, 2009, the Company closed a private placement in which it sold $50 million convertible notes convertible into 6.1 million shares of common stock and warrants to purchase 3.1 million shares of common stock for proceeds of $50.0 million to certain institutional investors, including the Chairman of the Company's Board of Directors. One half of the warrants have an exercise price of $8.12, equaling the closing bid price of the Company's common stock on the NASDAQ Global Market on February 25, 2009, and the other half of the warrants have an exercise price of $9.74. The warrants are exercisable any time between August 25, 2009 and August 25, 2014.

In connection with the merger with Avalon, the Company issued 801,000 shares of its common stock on May 28, 2009. The stock was valued at $11.99 per share, which equaled the last reported sale price of the Company's common stock on the NASDAQ Global Market. Additionally, as part of the merger, the Company issued CVRs to Avalon stockholders, payable for up to 205,000 additional shares of the Company's common stock, upon the receipt of certain milestone payments that Avalon may receive under its collaboration agreements with Merck & Co., Inc. and Novartis Institute for Biomedical Research, Inc. prior to June 30, 2010. As of the Acquisition Date, Avalon had received $4.0 million of these milestones and accordingly, the Company will be obligated to issue 164,000 additional shares of the Company's common stock on June 30, 2010. The CVRs issuable at the Acquisition Date were recorded at fair value, or $11.99 per share.

In November 2009, the Company sold to the public 2.8 million shares of the Company's common stock, par value $0.01 per share, at a price of $17.25 per share. The net proceeds to the Company were $44.2 million after deducting underwriting commissions and expenses payable by the Company associated with this offering.

As of March 31, 2010, the Company has warrants to purchase 4.3 million shares of the Company's common stock outstanding at an average exercise price of $11.88 per share. The warrants have an average remaining contractual term of 4.03 years.

On May 21, 2010, the Company issued 921,000 shares of its common stock to Merck, the licensor of vilazodone.

In June 2010, the Company sold to the public 2.2 million shares of the Company's common stock, par value $0.01 per share at a price of $14.30 per share. The net proceeds to the Company are expected to be approximately $29.8 million after deducting underwriting commissions and estimated expenses payable by the Company associated with this transaction.

(11) Income Taxes

As of March 31, 2010, the Company has not recognized any interest and penalties related to any uncertain tax positions. The Company will recognize interest and penalties related to uncertain tax positions in income tax expense should such costs be assessed. The total amount of unrecognized tax benefits that would affect the Company's effective tax rate if recognized is $640,000 as of March 31, 2010, assuming there was no valuation allowance. The Company's U.S. federal income tax returns remain subject to examination, and its state income tax returns for all years through 2010 remain subject to examination.

The following is a reconciliation of the total amounts of unrecognized tax benefits for the years ended March 31, 2010, 2009 and 2008:

	2010	2009	2008
	(In thousands)		
Beginning uncertain tax benefits	$ —	$—	$—
Current year — increases	640	—	—
Current year — decreases	—	—	—
Settlements	—	—	—
Expire statutes	—	—	—
Ending uncertain tax benefits	$640	$—	$—

The Company files income tax returns in the U.S. and United Kingdom. The Company remains subject to tax examinations in the following jurisdictions at March 31, 2010:

Jurisdiction	Tax Years
United States	2007-2010
United Kingdom	2007-2009

The components for loss before income taxes were as follows at March 31:

	2010	2009	2008
		(In thousands)	
United States	$(82,208)	$(124,410)	$(31,272)
Foreign	(11,292)	728	(1,306)
	$(93,500)	$(123,682)	$(32,578)

The benefit from income taxes shown in the accompanying consolidated statements of operations consists of the following for fiscal 2010, 2009 and 2008:

	2010	2009	2008
		(In thousands)	
Current:			
Federal	$—	$—	$ (16)
Foreign	—	—	(214)
Total Current	—	—	(230)
Deferred:			
Federal	—	—	—
Foreign	—	—	—
Change in valuation allowance	—	—	—
Total Deferred	—	—	—
	$—	$—	$(230)

The benefit from income taxes differs from the amount computed by applying the statutory federal income tax rate to income before taxes due to the following for fiscal 2010, 2009 and 2008:

	2010	2009	2008
		(In thousands)	
Benefits from taxes at statutory rate	$(31,790)	$(42,052)	$(11,076)
Stock-based compensation	2,243	2,606	1,072
Change in valuation reserves	54,921	36,228	9,575
Other	(25,374)	3,218	199
	$ —	$ —	$ (230)

In fiscal 2010, other includes $16.0 million from the deferred tax assets assumed from the acquisition of Avalon for which a full valuation is provided, and $3.5 million from the adoption of the unitary method of taxation by Massachusetts.

The income tax effect of each type of temporary difference comprising the net deferred tax asset at March 31 is as follows:

	2010	2009
	(In thousands)	
Deferred tax assets:		
Net operating losses	$ 124,007	$ 81,695
Capitalized research costs	12,013	6,730
Purchased intangibles	16,449	17,766
Capital losses	5,977	4,545
Tax credits	3,605	2,752
Technology license fee	5,737	—
Other reserves and accrued liabilities	2,640	2,019
Net deferred tax asset	170,428	115,507
Less: valuation allowance	(170,428)	(115,507)
	$ —	$ —

The Company assesses whether it is more likely than not that the Company will realize its deferred tax assets. The Company determined that it was more likely than not that the net operating losses and the deferred tax assets would not be realized in future periods and a full valuation allowance has been provided for all periods.

The Company has U.S. federal net operating loss carryforwards, after limitation for a change in ownership, of $320.9 million; these carryforwards will expire from 2011 through 2030. In addition, the Company has available U.S. federal tax credit carryforwards of $3.6 million. These carryforwards which will expire between 2028 and 2030 may be used to offset future taxable income, if any. The Company has net operating loss carryforwards of $376.7 million for state purposes which expire from 2011 through 2030. Changes in the Company's ownership of, as defined in the U.S. Internal Revenue Code, as well as changes in ownership of acquired entities, may limit the Company's ability to utilize the tax credits and net operating loss carryforwards.

(12) Stock Incentive Plans and Equity Based Compensation

In September 2002, the stockholders approved the establishment of the 2002 Incentive and Stock Option Plan (the "2002 Plan") under which an aggregate of 375,000 shares of common stock were reserved.

In October 2005, the stockholders approved the establishment of the 2005 Equity Incentive Plan (the "2005 Plan") under which an aggregate of 1.5 million shares of common stock were reserved. On September 21, 2006, the stockholders approved an amendment to the 2005 Plan which (a) increased the aggregate number of shares issuable from 1.5 million to 3.0 million and (b) increased the maximum number of shares that may be awarded to any participant in any tax year from 225,000 to 750,000 shares. On September 23, 2008, the stockholders approved an amendment to the 2005 Plan to increase the aggregate number of shares issuable from 3.0 million to 4.6 million. All options are granted at not less than the fair market value of the stock on the date of grant. Substantially all awards are expected to vest.

Under the terms of the 2002 Plan and 2005 Plan, options are exercisable at various periods and expire as set forth in the grant document. In the case where an incentive stock option is granted, the maximum expiration date is not later than 10 years from the date of grant unless made to a more than 10% stockholder; those incentive stock options expire no later than 5 years from the date of grant.

The following table summarizes stock option activity.

	Number of Shares	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Aggregate Intrinsic Value
	(In thousands, except for per share amounts)			
Outstanding April 1, 2009	3,630	$13.61		
Granted	925	16.42		
Cancelled/Expired	(491)	15.20		
Exercised	(153)	11.23		
Outstanding March 31, 2010	3,911	$14.17	7.7 years	$21,712
Exercisable March 31, 2010	2,144	$13.57	6.8 years	$13,619
Exercisable March 31, 2009	1,625	$13.56		
Available for future grants March 31, 2010	444			

The intrinsic value of options exercised during fiscal 2010, 2009 and 2008 was $1.0 million, $377,000 and $2.6 million, respectively. Cash received from stock option exercises during the years ended March 31, 2010, 2009 and 2008 was $1.7 million, $209,000 and $1.8 million, respectively.

During fiscal 2010, 2009 and 2008, the Company granted 36,000, 38,000 and 31,000 shares of restricted common stock, respectively, to certain members of the Board of Directors; one-half vested immediately and the remainder vest one year after grant. The fair value of these shares totaled $555,000, or $15.41 per share, in fiscal 2010, $587,000, or $16.00 per share, in fiscal 2009 and $707,000, or $23.03 per share, in fiscal 2008. As of March 31, 2010, there were 18,000 shares of restricted common stock not yet vested.

The following table presents the stock-based compensation expense for the period ended March 31:

	2010	2009	2008
	(In thousands)		
Cost of revenues	$ 253	$ 258	$ 301
Sales and marketing	1,043	1,071	564
Research and development	2,431	1,298	523
General and administrative	4,578	5,503	4,516
Stock based compensation expense, net	$8,305	$8,130	$5,904

In addition, the Company expensed $1.3 million and $1.1 million in net income (loss) from discontinued operations in fiscal 2009 and 2008, respectively.

As of March 31, 2010, there was $12.2 million of total unrecognized compensation cost related to unvested stock-based compensation arrangements granted under the stock plans. That cost is expected to be recognized over a weighted average remaining period of 1.47 years.

The fair value of options on the date of grant was estimated using the Black-Scholes option pricing model. Use of a valuation model requires management to make certain assumptions with respect to selected model inputs. Expected stock price volatility was calculated based on the historical volatility of the Company's common stock over the expected life of the option. The average expected life was based on an average of the vesting period and the contractual term of the option in accordance with the simplified method described in SEC Staff Accounting Bulletins 107 and 110 due to lack of history of employee exercises. The risk-free interest rate is based on zero-coupon U.S. Treasury securities with a maturity term approximating the expected life of the option at the date of grant. No dividend yield has been assumed as the Company does not currently pay dividends on its common stock.

For 2010, 2009 and 2008, the Company used the following assumptions to estimate the fair value of share-based payment awards:

	2010	2009	2008
Weighted-average interest rate	1.25 - 2.63%	1.50 - 3.50%	2.75 - 4.75%
Expected dividend yield	0.00%	0.00%	0.00%
Expected lives	6 years	6 years	6 years
Expected volatility	57 - 66%	65 - 69%	71 - 79%
Weighted average grant date fair value	$9.64	$7.96	$12.30

(13) Defined Contribution Plans

The Company sponsors defined contribution plans for its employees. Contributions and expenses incurred by the Company amounted to $341,000, $220,000 and $102,000 during fiscal 2010, 2009 and 2008, respectively.

(14) Related Party Transactions

On July 23, 2007, the Company sold 3.4 million shares of its common stock to an affiliate of Mr. Kirk, as part of a public offering.

On November 14, 2007, the Company sold Electa Lab to VDBV, which is funded and controlled by NRM, for $2.5 million. A loss of $38,000 from the sale was recorded in the year ended March 31, 2008.

On September 26, 2008, the Company sold an aggregate of 1.5 million shares of the Company's common stock and warrants to purchase an additional 757,000 shares of common stock, for an aggregate purchase price of $25.0 million to Mr. Kirk. The unit price was $16.50, which equaled the closing bid price of the common stock on the NASDAQ Global Market on September 26, 2008, plus $0.06 per share. The exercise price of the Warrants is $16.44. The Warrants are exercisable at any time between March 26, 2009 and March 26, 2014.

On February 25, 2009, the Company sold to investors affiliated with Mr. Kirk (i) notes in an aggregate principal amount of $50.0 million, bearing interest at a rate of 9.72% per year and maturing on February 25, 2017, and (ii) warrants to purchase an aggregate of 3.1 million shares of the Company's common stock. The principal on the notes convert, at the investors' discretion, into the Company's common stock at a fixed price of $8.18 per share, which equaled the closing bid price of the Company's common stock on the NASDAQ Global Market on February 26, 2009 plus $0.06 per share. Interest on the notes is payable annually, with the first interest payment paid on February 25, 2010. One-half of the warrants has an exercise price of $8.12 and the other half of the warrants has an exercise price of $9.74. The warrants are exercisable at any time between August 25, 2009 and August 25, 2014.

In connection with the February 2009 financing transaction, the Company also entered into a registration rights agreement (the "Registration Rights Agreement") to register the resale of the shares of common stock issuable upon conversion of the unsecured convertible notes of the Company and exercise of the warrants to purchase an aggregate of 3.1 million shares of the Company's common stock. Subject to the terms of the Registration Rights Agreement, the Company was required to meet, among other things, certain deadlines and requirements related to the registration of shares of common stock underlying the notes and the warrants. As a result of not having the shares registered for resale until July 30, 2009, the Company was obligated to and paid $1.6 million for liquidating damages, including interest of $15,000. This amount was recorded as interest expense during the fiscal year ended March 31, 2010.

On August 31, 2009, the Company sold to Intrexon Corporation, majority-owned by certain affiliates of Mr. Kirk, substantially all of the equipment located at the Facility and assigned to Intrexon the Assets. The Company received $1.5 million in cash and Intrexon assumed certain liabilities associated with the Assets, including the Company's lease for the Facility. In connection with the lease assignment, the Company contributed $300,000 of the proceeds received to a new security deposit for the Facility. The Company also terminated and Intrexon hired 11 of the Company's employees located at the Facility. The Company retained all of the intellectual property rights of Avalon, which it acquired in May 2009, and all of the employees who support the Company's AVN316 program. As a result of exiting the lease, the Company recorded a loss of $1.8 million largely related to writing off the unamortized acquired leasehold improvements. This loss is included in restructuring and lease exiting costs on the statement of operations for the year ended March 31, 2010.

(15) Quarterly Summarized Financial Information (Unaudited)

	Fiscal year ended March 31, 2010			
	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter[(2)]
	(In thousands, except per share amounts)			
Net revenue	$ 3,695	$ 3,042	$ 3,128	$ 3,220
Gross profit	2,026	1,433	1,650	1,732
Operating loss	(18,710)	(16,643)	(14,330)	(36,540)
Loss from continuing operations	(20,246)	(18,662)	(16,184)	(38,408)
Income from discontinued operations	4,837	—	150	—
Net loss	(15,409)	(18,662)	(16,034)	(38,408)
Net (loss) income per basic and diluted share:				
Continuing operations	$ (0.88)	$ (0.79)	$ (0.63)	$ (1.44)
Discontinued operations	$ 0.21	$ —	$ —	$ —

	Fiscal year ended March 31, 2009			
	1st Quarter	2nd Quarter[(1)]	3rd Quarter	4th Quarter
	(In thousands, except per share amounts)			
Net revenue	$ 2,037	$ 2,400	$ 2,781	$ 3,224
Gross profit	564	856	964	1,569
Operating loss	(12,806)	(67,438)	(22,203)	(20,328)
Loss from continuing operations	(12,526)	(67,276)	(22,403)	(21,477)
Loss from discontinued operations	(2,338)	(2,734)	(1,275)	(2,409)
Net loss	(14,864)	(70,010)	(23,678)	(23,886)
Net loss per basic and diluted share:				
Continuing operations	$ (0.59)	$ (3.17)	$ (0.98)	$ (0.94)
Discontinued operations	$ (0.11)	$ (0.13)	$ (0.06)	$ (0.11)

(1) The operating loss for the quarter ended September 30, 2008 includes $52.1 million related to in-process research and development expense arising from the acquisition of Adenosine Therapeutics.

(2) The operating loss for the quarter ended March 31, 2010 includes $15.7 million of research and development expense arising from the milestone payment due to Merck as a result of filing the NDA for vilazodone with the FDA.

EXHIBIT INDEX

Exhibit Number	Description
1.1	Purchase Agreement, dated October 28, 2009, among Clinical Data, Inc., Piper Jaffray & Co., Wedbush Morgan Securities, Inc., BMO Capital Markets Corp. and Roth Capital Partners LLC. Filed as Exhibit 1.1 to the Company's Current Report on Form 8-K filed with the Commission on October 28, 2009, and incorporated herein by reference.
2.1	Agreement and Plan of Merger, dated as of June 20, 2005, among Clinical Data, Safari Acquisition Corporation and Genaissance Pharmaceuticals, Inc. Filed as Exhibit 2.1 to the Company's Current Report on Form 8-K, as filed with the Commission on June 28, 2005, and incorporated herein by reference.
2.2	First Amendment to Agreement and Plan of Merger, dated as of July 28, 2005, among Clinical Data, Safari Acquisition Corporation and Genaissance Pharmaceuticals, Inc. Filed as Exhibit 2.1 to the Company's Current Report on Form 8-K, as filed with the Commission on August 2, 2005, and incorporated herein by reference.
2.3	Agreement and Plan of Merger and Reorganization, dated as of October 27, 2008, by and among Clinical Data, Inc., API Acquisition Sub II, LLC and Avalon Pharmaceuticals, Inc. Filed as Exhibit 99.1 to Clinical Data's Current Report on Form 8-K, filed with the Commission on October 31, 2008, and incorporated herein by reference.
2.4	First Amendment to the Agreement and Plan of Merger and Reorganization, dated January 12, 2009, between Clinical Data, Inc., API Acquisition Sub II, LLC and Avalon Pharmaceuticals, Inc. Filed as Exhibit 2.2 to the Company's Registration Statement on Form S-4/A (File No. 333-156011), filed with the Commission on January 13, 2009, and incorporated herein by reference.
2.5	Second Amendment to the Agreement and Plan of Merger and Reorganization, dated March 30, 2009, between Clinical Data, Inc., API Acquisition Sub II, LLC and Avalon Pharmaceuticals, Inc. Filed as Exhibit 10.9 to the Company's Registration Statement on Form S-4/A (File No. 333-156011), filed with the Commission on April 2, 2009, and incorporated herein by reference.
2.6	Stock Purchase Agreement, dated April 1, 2009, among Clinical Data, Inc., Clinical Data B.V., Beckman Coulter, Inc., Beckman Coulter GmbH, and Beckman Coulter Holdings GmbH. Filed as Exhibit 2.1 to the Company's Current Report on Form 8-K/A, filed with the Commission on April 27, 2009, and incorporated herein by reference.
2.7	Stock Purchase Agreement, dated August 31, 2009, by and among Clinical Data, Inc., Avalon Pharmaceuticals, Inc., PGxHealth, LLC and Intextron Corporation. Filed as exhibit 2.1 to the Company's Current Report on Form 8-K, as filed with the Commission on September 4, 2009, and incorporated herein by reference.
3.1	Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on June 11, 2008. Filed as Exhibit 3.2 to the Company's Annual Report on Form 10-K, filed with the Commission on June 16, 2008, and incorporated herein by reference.
3.2	Amended and Restated By-laws of the Company, as of June 20, 2005. Filed as Exhibit 3.1 to the Company's Current Report on Form 8-K, filed with the Commission on June 24, 2005, and incorporated herein by reference.
4.1	Specimen Common Stock Certificate. Filed as Exhibit 4.1 to the Company's Registration Statement on Form S-1 (File No. 2-82494), as filed with the Commission on March 17, 1983, and incorporated herein by reference.
4.2	Specimen Certificate of Contingent Value Rights to receive common stock. Filed as Exhibit 4.2 to the Company's Annual Report on Form 10-K, as filed with the Commission on June 15, 2009, and incorporated herein by reference.
10.1*	2002 Incentive and Stock Plan. Filed as Exhibit A to the Company's Proxy Statement on Schedule 14A filed with the Commission on July 29, 2002, and incorporated herein by reference.
10.2*	Form of Incentive Stock Option Certificate under the 2002 Equity Incentive and Stock Plan for all U.S. employees, including executive officers. Filed as Exhibit 10.5 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 14, 2005, and incorporated herein by reference.
10.3*	Form of Non-Statutory Stock Option Certificate under the 2002 Incentive and Stock Plan for all U.S. employees, including executive officers. Filed as Exhibit 10.6 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 14, 2005, and incorporated herein by reference.
10.4*	Amended and Restated 2005 Equity Incentive Plan. Filed as Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q, filed with the Commission on November 14, 2007, and incorporated herein by reference.

Exhibit Number	Description
10.5*	Form of Stock Option Grant Notice and Stock Option Agreement under the Company's 2005 Equity Incentive Plan for all U.S. employees, including executive officers, and directors. Filed as Exhibit 10.6 to the Company's Annual Report on Form 10-K, filed with the Commission on June 29, 2006, and incorporated herein by reference.
10.6*	Amended and Restated Executive Employment Agreement of Andrew J. Fromkin effective as of September 14, 2009. Filed as Exhibit 99.1 to the Company's Current Report on Form 8-K, as filed with the Commission on September 18, 2009, and incorporated herein by reference.
10.7*	Amended and Restated Executive Employment Agreement of Caesar J. Belbel effective as of September 14, 2009. Filed as Exhibit 99.2 to the Company's Current Report on Form 8-K, as filed with the Commission on September 18, 2009, and incorporated herein by reference.
10.8*	Amended and Restated Executive Employment Agreement of C. Evan Ballantyne effective as of September 14, 2009. Filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, as filed with the Commission on September 18, 2009, and incorporated herein by reference.
10.9*	Form of Amended and Restated Indemnification Agreement between the Company and Arthur Malman. Filed as Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the Commission on July 11, 2005, and incorporated herein by reference.
10.10*	Form of Indemnification Agreement between the Company and certain executive officers and directors of the Company. Filed as Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the Commission on July 11, 2005, and incorporated herein by reference.
10.11*	Amended and Restated Executive Employment Agreement of Carol R. Reed, M.D. effective as of September 14, 2009. Filed as Exhibit 99.4 to the Company's Current Report on Form 8-K, as filed with the Commission on September 18, 2009, and incorporated herein by reference.
10.12	Form of Common Stock Purchase Warrant issued in connection with the Securities Purchase Agreement, dated as of November 17, 2005. Filed as Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the Commission on November 21, 2005, and incorporated herein by reference.
10.13	Form of Registration Rights Agreement among the Company and the Investors listed therein, dated as of November 17, 2005. Filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the Commission on November 21, 2005, and incorporated herein by reference.
10.14	Form of Common Stock Purchase Warrant issued in connection with the Securities Purchase Agreement, dated as of June 13, 2006. Filed as Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the Commission on June 15, 2006, and incorporated herein by reference.
10.15	Form of Registration Rights Agreement among the Company and the Investors, dated as of June 13, 2006. Filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the Commission on June 15, 2006, and incorporated herein by reference.
10.16	Asset Purchase Agreement, dated August 4, 2008, by and among PGxHealth, LLC and Adenosine Therapeutics, L.L.C. Filed as Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the Commission on August 8, 2008, and incorporated herein by reference.
10.17	Secured Promissory Note (Principal Amount $22,000,000), dated August 4, 2008, among PGxHealth, LLC and Adenosine Therapeutics, LLC. Filed as Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the Commission on August 8, 2008, and incorporated herein by reference.
10.18	Secured Promissory Note (Principal Amount $3,200,000), dated August 4, 2008, among PGxHealth, LLC and Adenosine Therapeutics, LLC. Filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the Commission on August 8, 2008, and incorporated herein by reference.
10.19	Security Agreement, dated as of August 4, 2008, among PGxHealth, LLC and Adenosine Therapeutics, LLC. Filed as Exhibit 99.4 to the Company's Current Report on Form 8-K, filed with the Commission on August 8, 2008, and incorporated herein by reference.
10.20	Guaranty, dated as of August 4, 2008, among the Company and Adenosine Therapeutics, LLC. Filed as Exhibit 99.5 to the Company's Current Report on Form 8-K, filed with the Commission on August 8, 2008, and incorporated herein by reference.
10.21	Form of Registration Rights Agreement, dated September 26, 2008, among Clinical Data, Inc. and Purchasers as listed therein. Filed as Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the Commission on September 30, 2008, and incorporated herein by reference.

Exhibit Number	Description
10.22	Form of Common Stock Purchase Warrant, dated September 26, 2008. Filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the Commission on September 30, 2008, and incorporated herein by reference.
10.23	Contingent Value Rights Agreement, dated May 28, 2009, among Clinical Data, Inc. and American Stock Transfer and Trust Co. Filed as Exhibit 99.2 to Clinical Data's Current Report on Form 8-K, filed with the Commission on June 3, 2009, and incorporated herein by reference.
10.24†	License, Development and Cooperation Agreement by and between Merck KGaA and Genaissance Pharmaceuticals, Inc., dated September 22, 2004. Filed as Exhibit 99.1 to Genaissance's Current Report on Form 8-K/A, filed with the Commission on October 13, 2004, and incorporated herein by reference.
10.25	Form of Registration Rights Agreement, dated February 25, 2009, among Clinical Data, Inc. and Buyers listed therein. Filed as Exhibit 99.2 to the Company's Current Report on Form 8-K, filed with the Commission on February 26, 2009, and incorporated herein by reference.
10.26	Form of Note, dated February 25, 2009. Filed as Exhibit 99.3 to the Company's Current Report on Form 8-K, filed with the Commission on February 26, 2009, and incorporated herein by reference.
10.27	Form of Common Stock Purchase Warrant (Series A), dated February 25, 2009. Filed as Exhibit 99.4 to the Company's Current Report on Form 8-K, filed with the Commission on February 26, 2009, and incorporated herein by reference.
10.28	Form of Common Stock Purchase Warrant (Series B), dated February 25, 2009. Filed as Exhibit 99.5 to the Company's Current Report on Form 8-K, filed with the Commission on February 26, 2009, and incorporated herein by reference.
10.29	Escrow Agreement, dated April 14, 2009, among Clinical Data, Inc., Beckman Coulter, Inc. and Wells Fargo, N.A. Filed as Exhibit 99.2 to the Company's Current Report on Form 8-K/A, filed with the Commission on April 27, 2009, and incorporated herein by reference.
10.30	Transition Services Agreement, dated April 14, 2009, by and among Clinical Data, Inc., Cogenics, Inc., Epidauros Biotechnologie, Aktiengesellschaft, and Cogenics Genome Express, S.A. Filed as Exhibit 99.3 to the Company's Current Report on Form 8-K/A, filed with the Commission on April 27, 2009, and incorporated herein by reference.
10.31	Patent License Agreement, dated April 14, 2009, by and between PGxHealth, LLC and Beckman Coulter, Inc. Filed as Exhibit 99.4 to the Company's Current Report on Form 8-K/A, filed with the Commission on April 27, 2009, and incorporated herein by reference.
10.32††	Amended and Restated UVAPF License Agreement, dated as of June 4, 2010 to be effective April 22, 1999, by and between the University of Virginia Patent Foundation and PGxHealth, LLC, as successor in interest to Adenosine Therapeutics, LLC. Filed as Exhibit 99.1 to the Company's Current Report on Form 8-K, filed with the Commission on June 7, 2010, and incorporated herein by reference.
14.1	Code of Business Conduct and Ethics. Filed as Exhibit 14.1 to the Company's Annual Report on Form 10-K, filed with the Commission on June 29, 2006, and incorporated herein by reference.
21.1	Subsidiaries of the Company. Filed herewith.
23.1	Consent of Deloitte & Touche LLP, an independent registered public accounting firm. Filed herewith.
31.1	Certification of Chief Executive Officer Pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934, as amended. Filed herewith.
31.2	Certification of Chief Financial Officer Pursuant to §240.13a-14 or §240.15d-14 of the Securities Exchange Act of 1934, as amended. Filed herewith.
32.1	Certification of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350. Filed herewith.

* Indicates a contract with management.

† Confidential treatment has been granted with respect to portions of this exhibit. A complete copy of the agreement, including the redacted terms, has been separately filed with the Commission.

†† Confidential treatment has been requested with respect to portions of this exhibit. A complete copy of the agreement, including redacted terms, has been separately filed with the Commission.

CLINICAL DATA, INC.
One Gateway Center, Suite 702
Newton, Massachusetts
(617) 527-9933

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held September 16, 2010

The 2010 Annual Meeting of Stockholders of Clinical Data, Inc., a Delaware corporation ("Clinical Data"), will be held at Clinical Data's headquarters, One Gateway Center, Suite 702, Newton, Massachusetts 02458, at 12 p.m., local time, on September 16, 2010, for the following purposes:

1. To elect our seven (7) nominees to serve as members of the Board of Directors to hold office until the next annual meeting of stockholders or until their respective successors have been elected and qualified.
2. To approve an amendment to Clinical Data's Certificate of Incorporation to increase the authorized number of shares of common stock from 60,000,000 to 100,000,000 shares.
3. To (i) amend Clinical Data's Amended and Restated 2005 Equity Incentive Plan (the "2005 Plan") to increase the aggregate number of shares issuable pursuant to the 2005 Plan from 4,600,000 shares to 6,500,000 shares and (ii) reapprove the Internal Revenue Code Section 162(m) performance objectives and award limits of the 2005 Plan to permit the Company to continue to grant awards to our key officers that qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code.
4. To ratify the appointment of Deloitte & Touche LLP as Clinical Data's independent registered public accounting firm for the fiscal year ending March 31, 2011.
5. To transact any other business that may properly come before the meeting or any adjournment of the meeting.

Only stockholders of record at the close of business on July 22, 2010 will be entitled to vote at the meeting or any adjournment of the meeting.

Important Notice Regarding the Availability of Proxy Materials for the Stockholders' Meeting to be Held at Clinical Data's headquarters, One Gateway Center, Suite 702, Newton, Massachusetts 02458, at 12 p.m., local time, on September 16, 2010

The proxy statement and annual report to stockholders are available at www.clda.com.

Please see the map at www.clda.com for directions to our headquarters. We look forward to seeing you at our Annual Meeting.

The Board of Directors recommends that you vote FOR the proposals identified above.

By order of the Board of Directors,

Caesar J. Belbel
Executive Vice President, Chief Legal Officer and Secretary

July 29, 2010

You are cordially invited to attend the meeting in person. Whether or not you expect to attend the meeting, please complete, date, sign and return the enclosed proxy, or vote over the telephone or the internet as instructed in these materials, as promptly as possible in order to ensure your representation at the meeting. A return envelope (which is postage prepaid if mailed in the United States) has been provided for your convenience. Even if you have voted by proxy, you may still vote in person if you attend the meeting. Please note, however, that if your shares are held of record by a broker, bank or other nominee and you wish to vote at the meeting, you must obtain a proxy issued in your name from that record holder.

CLINICAL DATA, INC.

PROXY STATEMENT

FOR ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD
September 16, 2010

Our Board of Directors, or the Board, is soliciting your proxy with the enclosed proxy card for use at our 2010 Annual Meeting of Stockholders to be held at our headquarters, One Gateway Center, Suite 702, Newton, Massachusetts 02458, at 12 p.m., local time, on September 16, 2010, and at any adjournments of the meeting. The approximate date on which this proxy statement and accompanying proxy are first being sent or given to stockholders is July 29, 2010.

General Information About Voting and this Proxy Statement

Matters to be voted on. There are four matters scheduled for a vote:

- Election of the seven (7) nominees for director named in the proxy statement;
- Approval of an amendment to Clinical Data's Certificate of Incorporation to increase the authorized number of shares of common stock from 60,000,000 to 100,000,000 shares;
- To (i) amend Clinical Data's Amended and Restated 2005 Equity Incentive Plan (the "2005 Plan") to increase the aggregate number of shares issuable pursuant to the 2005 Plan from 4,600,000 shares to 6,500,000 shares and (ii) reapprove the Internal Revenue Code Section 162(m) performance objectives and award limits of the 2005 Plan to permit the Company to continue to grant awards to our key officers that qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code; and
- Ratification of Deloitte & Touche LLP as Clinical Data's independent registered public accountants for the year ending March 31, 2011.

Who can vote. You will be entitled to vote your shares of Clinical Data common stock at the annual meeting if you were a stockholder of record at the close of business on July 22, 2010. As of that date, 29,842,835 shares of common stock were outstanding. You are entitled to one (1) vote for each share of common stock that you held at that date.

How to vote your shares. You can vote your shares either by attending the annual meeting and voting in person or by voting by proxy using a touch-tone telephone, the Internet or the enclosed proxy card. If you choose to vote by proxy, please follow the instructions below:

- To vote using the proxy card, simply complete, sign and date your proxy card and return it to Clinical Data.
- To vote by touch-tone telephone, dial the toll-free number on your proxy card.
- To vote via the Internet, follow the instructions on your proxy card.

The proxies named in the enclosed proxy card will vote your shares as you have instructed. If you sign and return the proxy card or vote by telephone or via the Internet without indicating how you wish your shares to be voted, the proxies will vote your shares in favor of the proposals contained in this proxy statement, as recommended by our Board. Even if you plan to attend the meeting, please complete and mail your proxy card or vote by telephone or via the Internet to ensure that your shares are represented at the meeting. If you attend the meeting, you can still revoke your proxy by voting in person.

If you would like to attend the annual meeting in person and would like directions to our offices, please call Investor Relations at (617) 527-9933, extension 3373.

How you may revoke your proxy. You may revoke the authority granted by your executed proxy at any time before its exercise by filing with Clinical Data, Attention: Caesar J. Belbel, Executive Vice President, Chief Legal Officer and Secretary, a written revocation or a duly executed proxy bearing a later date, or by voting in person at the meeting. If your shares are held in a brokerage account, you must make arrangements with your broker or bank to vote your shares in person or to revoke your proxy.

Quorum. A quorum of stockholders is required in order to transact business at the annual meeting. A majority of the outstanding shares of common stock entitled to vote must be present at the meeting, either in person or represented by proxy, to constitute a quorum for the transaction of business.

Abstentions and broker non-votes. "Broker non-votes" are proxies submitted by brokers that do not indicate a vote for one or more proposals because the brokers do not have discretionary voting authority and have not received instructions from the beneficial owners on how to vote on these proposals. Abstentions and broker non-votes will be considered present for purposes of determining a quorum for the meeting. Brokers are not expected to have discretionary authority to vote for Proposals No. 1, 2 and 3.

Votes are needed to approve each proposal.

- For the election of the seven nominees named in the proxy statement, the nominees receiving the most "For" votes (from the holders of shares present in person or represented by proxy and entitled to vote on the election of directors) will be elected. Only votes "For" or "Withheld" will affect the outcome.
- To be approved, Proposal No. 2, the amendment to the Company's Certificate of Incorporation increasing the authorized number of shares of common stock from 60,000,000 to 100,000,000 shares, must receive a "For" vote from the holders of a majority of the Company's common stock having voting power outstanding on the record date for the annual meeting. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have the same effect as "Against" votes.
- To be approved, Proposal No. 3, approval of the amendment to the 2005 Plan and the Internal Revenue Code Section 162(m) performance objectives, and Proposal No. 4, ratification of the selection of Deloitte & Touche LLP as the Company's independent registered public accounting firm for the fiscal year ending March 31, 2011, must receive a "For" vote from the majority of shares present in person or represented by proxy and entitled to vote on the proposals at the meeting. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have no effect.

Expenses of Solicitation. We will bear the cost of the solicitation of proxies, including the charges and expenses of brokerage firms and others of forwarding solicitation material to beneficial owners of common stock. In addition to the use of mails, proxies may be solicited by officers and any of our regular employees in person or by telephone, facsimile and e-mail. We may also hire a proxy solicitation company to assist us in the distribution of proxy materials and the solicitations of proxies.

Security Ownership of Management and Certain Beneficial Owners

As of July 1, 2010, we had a total of 29,842,501 shares of common stock, $0.01 par value per share, issued and outstanding.

The following table and footnotes set forth certain information regarding the beneficial ownership of our common stock as of July 1, 2010 by (i) persons known by us to be beneficial owners of more than 5% of our common stock, (ii) our current directors, (iii) our current executive officers and our named executive officers, and (iv) our current executive officers and directors as a group.

Name and Address of Beneficial Owner (1)	Stock and Nature of Ownership	Percent of Common Stock
5% Stockholder		
FMR LLC 82 Devonshire Street Boston, MA 02109	4,170,178 (2)	14.0%
Directors, Executive Officers and Named Executive Officers		
Randal J. Kirk	20,919,041 (3)	52.6%
Andrew J. Fromkin	769,134 (4)	2.5%
Caesar J. Belbel	282,605 (5)	*
Larry D. Horner	177,585 (6)	*
Carol R. Reed, M.D.	213,301 (7)	*
C. Evan Ballantyne	180,601 (8)	*
Arthur B. Malman	81,154 (9)	*
James P. Shaffer	80,834 (10)	*
Burton E. Sobel, M.D.	67,500 (11)	*
Richard J. Wallace	37,500 (12)	*
Scott L. Tarriff	16,500 (13)	*
All Directors, Executive Officers and Named Executive Officers as a Group (11 persons)	22,825,755 (14)	55.1%

* Indicates ownership of less than 1%

(1) The address of each of the directors, named executive officers and executive officers is: c/o Clinical Data, Inc., One Gateway Center, Suite 702, Newton, MA 02458.

(2) Based solely on a Schedule 13G/A filed with the U.S. Securities and Exchange Commission on July 9, 2010 by FMR LLC. Fidelity Management & Research Company ("Fidelity"), a wholly-owned subsidiary of FMR LLC, is the beneficial owner of 4,170,178 shares of our common stock as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. Edward C. Johnson 3d, Chairman of FMR LLC, and FMR LLC, through its control of Fidelity, each has sole power to dispose of the 4,170,178 shares owned by the funds. Neither FMR LLC nor Edward C. Johnson 3d has the sole power to vote or direct the voting of the shares owned directly by the Fidelity funds, which power resides with the funds' Boards of Trustees.

(3) Consists of shares owned by Mr. Kirk, directly and through Third Security, LLC and its affiliates, including 2,311,487 owned by Mr. Kirk; 1,626,722 shares owned by Kirkfield, L.L.C. ("Kirkfield"); 1,049,877 shares owned by New River Management II, LP ("NRM II"); 290,014 shares owned by New River Management III, LP ("NRM III"); 3,380,985 shares owned by New River Management LP ("NRM V"); 1,106,672 shares owned by Randal J. Kirk Declaration of Trust ("RJK Trust"); 24,240 shares owned by Third Security Incentive 2008 LLC ("Incentive08"); 48,478 shares owned by Third Security Senior Staff 2008 LLC ("SenStaff08"); 692,617 shares owned by Third Security Staff 2001 LLC ("Staff01"); 48,478 shares owned by Third Security Staff 2008 LLC ("Staff08"); 32,500 shares owned by JPK 2008, LLC ("JPK08"); 146,900 shares owned by JPK 2009; LLC ("JPK09"); 1,212 shares owned by Lotus Capital (2000) Co., Inc. ("Lotus"); 32,500 shares owned by MGK 2008, LLC ("MGK08"); 146,900 shares owned by MGK 2009, LLC ("MGK09"); 32,500 shares owned by ZSK 2008, LLC ("ZSK08") and 23,600 shares owned by ZSK 2009, LLC ("ZSK09"); 3,055,300 shares of common stock issuable upon conversion of the principal amount of notes held by NRM V; 287,943 shares of common stock issuable upon conversion of the

principal amount of notes held by JPK09; 287,943 shares of common stock issuable upon conversion of the principal amount of notes held by MGK09; and 2,479,412 shares of common stock issuable upon conversion of the principal amount of notes held by RJK Trust; 212,089 shares of our common stock issuable upon exercise of the warrants held by Mr. Kirk; 12,120 shares of our common stock issuable upon exercise of the warrants held by Incentive08; 302,983 shares of our common stock issuable upon exercise of the warrants held by Kirkfield; 1,350,035 shares of our common stock issuable upon exercise of the warrants held by RJK Trust; 24,239 shares of our common stock issuable upon exercise of the warrants held by SenStaff08; 24,239 shares of our common stock issuable upon exercise of the warrants held by Staff08; 16,300 shares of our common stock issuable upon exercise of the warrants held by JPK08; 151,300 shares of our common stock issuable upon exercise of the warrants held by JPK09; 606 shares of our common stock issuable upon exercise of the warrants held by Lotus; 16,300 shares of our common stock issuable upon exercise of the warrants held by MGK08; 151,300 shares of our common stock issuable upon exercise of the warrants held by MGK09; 1,527,650 shares of our common stock issuable upon exercise of the warrants held by NRM V; 16,300 shares of our common stock issuable upon exercise of the warrants held by ZSK08 and 7,300 shares of our common stock issuable upon exercise of the warrants held by ZSK09. Mr. Kirk is deemed to have beneficial ownership of all shares owned by Kirkfield, NRM II, NRM III, NRM V, RJK Trust, Incentive08, SenStaff08, Staff01, Staff08, JPK08, JPK09, MGK08, MGK09, Lotus, ZSK08 and ZSK09.

(4) Includes 759,729 shares issuable upon the exercise of stock options exercisable within 60 days after July 1, 2010.

(5) Consists of 282,605 shares issuable upon the exercise of stock options exercisable within 60 days after July 1, 2010.

(6) Includes 21,327 shares held by Mr. Horner's wife as to which Mr. Horner disclaims beneficial ownership. Also includes 15,000 shares issuable upon the exercise of stock options exercisable within 60 days after July 1, 2010 and 10,663 shares issuable upon the exercise of warrants for shares of common stock by Mr. Horner's wife.

(7) Includes 210,864 shares issuable upon the exercise of stock options exercisable within 60 days after July 1, 2010.

(8) Includes 175,001 shares issuable upon the exercise of stock options exercisable within 60 days after July 1, 2010.

(9) Includes 11,250 shares issuable upon the exercise of stock options exercisable within 60 days after July 1, 2010 and 3,750 shares issuable upon the exercise of warrants for shares of common stock.

(10) Consists of 80,834 shares issuable upon the exercise of stock options exercisable within 60 days after July 1, 2010.

(11) Consists of 67,500 shares issuable upon the exercise of stock options exercisable within 60 days after July 1, 2010.

(12) Consists of 37,500 shares issuable upon the exercise of stock options exercisable within 60 days after July 1, 2010.

(13) Includes 7,500 shares issuable upon the exercise of warrants for shares of common stock.

(14) See footnotes (3) through (13).

PROPOSAL 1

ELECTION OF DIRECTORS

The Nominating and Governance Committee recommended, and the Board nominated, Randal J. Kirk, Andrew J. Fromkin, Larry D. Horner, Arthur B. Malman, Burton E. Sobel, M.D., Richard J. Wallace and Scott L. Tarriff as nominees for election at the annual meeting. At the annual meeting, seven (7) directors will be elected to the Board for the coming year with terms expiring at the 2011 Annual Meeting of Stockholders.

Except as set forth below, unless otherwise instructed, the persons appointed in the accompanying form of proxy will vote the proxies received by them for the nominees named below, who are all presently directors of Clinical Data. In the event that any nominee becomes unavailable, the proxy holders will vote in their discretion for a substitute nominee. The term of office of each person elected as a director will continue until the next annual meeting or until a successor has been elected and qualified.

Votes Required

Directors will be elected by a plurality of the votes cast by the stockholders entitled to vote on this proposal at the meeting. Abstentions, broker non-votes and votes withheld will not be treated as votes cast for this purpose and, therefore, will not affect the outcome of the election.

Nominees for Director

The following table contains certain information as of July 1, 2010 about the nominees for director.

Name and Age	Business Experience During Past Five Years and Other Directorships	Director Since
Andrew J. Fromkin Age: 44	Andrew J. Fromkin joined Clinical Data on October 12, 2005, and was elected President, Chief Executive Officer, and a director of the Company on May 12, 2006. Mr. Fromkin has over twenty years of senior leadership experience in the healthcare industry with an emphasis on healthcare information and services, pharmaceutical services and biotechnology. Prior to Clinical Data, Mr. Fromkin held senior management roles at leading and emerging healthcare companies. Most recently he was President and Chief Executive Officer of DoctorQuality, Inc., a leading provider of patient safety and condition management products that was acquired by Quantros, Inc., and served as President, Chief Executive Officer, and a director of Endo Surgical Devices, Inc., an early stage surgical device developer. Mr. Fromkin spent most of the 1990's in two leadership roles with the industry's leading prescription benefit management company ("PBM"), Medco which became Merck-Medco Managed Care, LLC, a wholly owned subsidiary of Merck & Co., Inc. These leadership roles included Vice President, Business Development (Corporate Development from 1995-2000) and prior to that, Vice President, Sales to Major Health Insurers, Employers and Government Accounts. Mr. Fromkin began his career at Health Information Technologies, a leader in the then emerging field of electronic data interchange. The Board concluded that Mr. Fromkin should continue to serve as a director based upon his role with the Company, his prior experience in senior leadership roles in the health care industry, and his ongoing experience and accomplishments as President and Chief Executive Officer of the Company.	2006
Larry D. Horner Age: 76	Larry D. Horner served as a member of the Board of Directors of New River Pharmaceuticals Inc., and American General Corp until they were sold, and ConocoPhillips until he reached the mandatory retirement age. From 1994 to 2001, Mr. Horner served as Chairman of the Board of Pacific USA Holdings Corporation, a holding company of companies in real estate and financial services. From 1997 to 2001, Mr. Horner served as Chairman of the Board of Asia Pacific Wire & Cable, Ltd., a publicly-traded manufacturer of wire and cable products for the telecommunications and power industries in the Asia Pacific Region. From 1991 to 1994, he served as Managing Director of Arnhold & S. Bleichroeder, Inc., an equity market trading and corporate finance firm. Prior to that, he served as Chairman and Chief Executive Officer of the accounting firm KPMG Peat Marwick. In 2009, Mr. Horner retired from the Board of Directors of UTStarcom, Inc. and Atlantis Plastics, Inc. Mr. Horner continues to serve on the Board of Directors of TOUSA, Inc. and Intrexon Corporation. The Board has concluded that Mr. Horner should serve on our Board because of his extensive senior leadership experience as both an executive and director of companies such as KPMG Peat Marwick and Conoco Philips, together with his experience as a past director of New River Pharmaceuticals, Inc. and current director of Intrexon Corporation, as well as his tenure since 2002 as a member of the Board and Chairman of the Audit Committee of Clinical Data.	2002

Randal J. Kirk Age: 56	Randal J. Kirk is the Senior Managing Director and Chief Executive Officer of Third Security, LLC, an investment management firm founded by Mr. Kirk. Additionally, Mr. Kirk founded and became Chairman of the Board of New River Pharmaceuticals Inc. (previously traded on NASDAQ prior to its acquisition by Shire plc in 2007) in 1996, and was President and Chief Executive Officer between October 2001 and April 2007. Mr. Kirk began his professional career in the private practice of law. Previously, Mr. Kirk served as a member of the Board of Directors of Scios, Inc. (previously traded on NASDAQ prior to its acquisition by Johnson & Johnson) between February 2000 and May 2002. Mr. Kirk currently serves in a number of additional capacities including: as a member of the Board of Directors of Halozyme Therapeutics, Inc. since May 2007; as Chairman of the Board of Directors of Intrexon Corporation since February 2008 and Chief Executive Officer since April 2009; and as Chairman of the Board of Directors of Cyntellect, Inc. since September 2008. Mr. Kirk served on the Board of Visitors of Radford University from July 2003 to June 2009, was Rector of the Board from September 2006 to September 2008, and has served on the Board of Directors of the Radford University Foundation, Inc. since September 1998. He has served on the Board of Visitors of the University of Virginia and Affiliated Schools since July 2009, on the Virginia Advisory Council on Revenue Estimates since July 2006, and as a member of the Board of Directors of the Virginia University Research Partnership since July 2007. Mr. Kirk received a B.A. in Business from Radford University and a J.D. from the University of Virginia. The Board has concluded that Mr. Kirk should serve on our Board based on his extensive experience and record of achievement as an entrepreneur, investor, top executive and board member of numerous leading pharmaceutical and other health care companies, as well as his tenure since 2002 as a member of the Board, and Chairman since 2004, of Clinical Data.	2002
Arthur B. Malman Age: 68	Arthur B. Malman is a partner of the law firm of Malman & Goldman, LLP. His legal experience includes representing financial institutions and public and private companies. Mr. Malman is a principal of the Urban Group, a real-estate investment company; Chairman of Dimex Holdings Corporation, a telecom venture company; and a co-founder of Biocentric Health, Inc. a nutritional supplements company. He is also a member of the Town of East Hampton Finance and Budget Advisory Committee; a trustee and member of the finance committee of the Jewish Center of the Hamptons; and a founder and Co-Chairman of the East Hampton Group for Good Government. Mr. Malman received a B.A. from Princeton University and a J.D. from the Yale University School of Law, and attended Columbia University School of Business Administration. The Board has concluded that Mr. Malman should serve on our Board based on his long and successful career as an attorney and businessman, as well as his tenure since 1975 as a member of the Board of Clinical Data.	1975

Burton E. Sobel, M.D. Age: 72	Burton E. Sobel, M.D. has been at the University of Vermont since 1994 where he is currently Professor of Medicine, Director of the Cardiovascular Research Institute, and Professor of Biochemistry. Dr. Sobel has been a trustee of Fletcher Allen Health Care Center in Burlington, Vermont. Previously, he held senior academic and administrative positions at Washington University School of Medicine and Barnes Hospital from 1973 to 1994, and at the University of California, San Diego, from 1968 to 1973. Dr. Sobel completed postgraduate training at the Peter Bent Brigham Hospital, Boston and the National Institutes of Health, Bethesda, Maryland and received his M.D., magna cum laude, from Harvard University and his A.B. from Cornell University. Dr. Sobel is the immediate past President of the Society for Experimental Biology and Medicine and also has served as a member of the Board of Directors of Nuvelo, Inc. and Ariad Pharmaceuticals, Inc., both publicly-traded life science companies. Dr. Sobel also served as a member of the Board of Directors of New River Pharmaceuticals Inc., a publicly-traded specialty pharmaceutical company focused on developing novel pharmaceuticals and improved versions of widely-prescribed drugs, from 2004 until its acquisition by Shire plc in April 2007. Dr. Sobel serves on the Board of Directors of Intrexon Corporation and on the Board of Directors of ArcaBiopharma Corporation. The Board has concluded that Dr. Sobel should serve on our Board based on his long and successful career as a leading physician and medical researcher and educator, together with his experience as a board member of several leading pharmaceutical and biotechnology companies, and his tenure since 2005 as a member of the Board of Clinical Data.	2005
Scott L. Tarriff Age: 51	Scott L. Tarriff formed a hospital specialty company, Eagle Pharmaceuticals, Inc., in January 2007. Eagle is focused on developing branded parenteral products through the application of various in-licensed drug delivery technologies. Prior to forming Eagle, Mr. Tarriff was president and chief executive officer of Par Pharmaceutical Companies, Inc. Mr. Tarriff joined Par Pharmaceutical Companies, Inc., in 1998 as executive vice president. Mr. Tarriff was named president and chief executive office of Par Pharmaceutical, Inc., the company's principal operating subsidiary, in 2001, and was elected to the company's Board of Directors in 2002. In September 2003, he was appointed president and chief executive officer of Par Pharmaceutical Companies, Inc. Mr. Tarriff joined Par following a 12-year career at Bristol-Meyers Squibb. He received his MBA from Rider College and his undergraduate degree from Pennsylvania State University. The Board has concluded that Mr. Tarriff should serve on our Board based on his long and successful career in top executive leadership positions with leading, publicly traded pharmaceutical companies including Par Pharmaceuticals and Bristol-Meyers Squibb.	2009

Richard J. Wallace Age: 58	Richard J. Wallace has fifteen years experience at GlaxoSmithKline (GSK) from 1992 until January 2008, spanning roles from Vice President Commercial (Canadian Pharmaceuticals), Vice President U.S. Business Development, Vice President Sales & Marketing (U.S. Oncology and HIV), Vice President Clinical Development and Product Strategy, to Senior Vice President Global Commercial Strategy. He served as a member of GSK's Research and Development Executive, Commercial Operations Committee and Product Management Board. His experience prior to joining GSK includes eight years with Bristol Myers Squibb and seven years at Johnson & Johnson in assignments from marketing, sales, manufacturing and general management. Mr. Wallace is also a director of ImmunoGen Inc, Bridgehead International Ltd. and GNC Corporation and, within the past five years he has also served as a director of Avigen, Inc. The Board believes Mr. Wallace's qualifications to serve on the Board include former experience in various capacities of increasing responsibility at several large pharmaceutical companies. As a result of these experiences, Mr. Wallace has a wide ranging understanding of drug development both in the U.S. and internationally. Mr. Wallace also has significant corporate governance experience through his service on the boards of other companies.	2008

THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE ELECTION OF EACH OF THE NOMINEES FOR DIRECTOR.

BOARD OF DIRECTORS AND COMMITTEES OF THE BOARD

Board and Shareholder Matters

Independence. Our Board of Directors, or the Board, has determined that each of the current directors standing for re-election are independent directors as defined by applicable NASDAQ Stock Market standards governing the independence of directors, except for Andrew J. Fromkin, our President and Chief Executive Officer.

Board Meetings and Committees. Our Board held eight (8) meetings and took action by written consent two (2) times during fiscal 2010. Each board member attended 75% or more of the aggregate of the meetings of the Board and of the committees on which he served that were held during the period for which he was a director or committee member. All of our directors attended the 2009 annual meeting of stockholders in person or participated by telephone conference. Continuing directors and nominees for election as directors in a given year are required to attend the annual meeting of stockholders barring significant commitments or special circumstances.

Shareholder Communications. Any shareholder wishing to communicate with our Board, a particular director or the chair of any committee of the Board may do so by sending written correspondence to our principal executive offices, c/o Caesar J. Belbel, Executive Vice President, Chief Legal Officer and Secretary. All such communications will be delivered to the Board or the applicable director or committee chair.

Our Board has three (3) standing committees: Audit Committee, Compensation Committee and Nominating and Governance Committee.

Audit Committee. The Audit Committee has authority to select and engage our independent registered public accounting firm and is responsible for reviewing our audited financial statements, accounting processes and reporting systems. The Audit Committee also discusses the adequacy of our internal financial controls with our management and our independent registered public accounting firm. In addition, the Audit Committee is responsible for overseeing the independence of, and approving all services provided by, our independent registered public accounting firm. The Audit Committee operates under a written charter approved by the full Board, which charter is periodically reviewed by the Audit Committee and is available on our website at www.clda.com or to any stockholder who requests it by contacting our offices, c/o Caesar J. Belbel, Executive Vice President, Chief Legal Officer and Secretary.

The members of the Audit Committee are Larry D. Horner (Chair), Arthur B. Malman, and Burton E. Sobel, M.D. Our Board has considered and concluded that each of the members of the Audit Committee satisfies the independence and financial literacy and expertise requirements as defined by applicable NASDAQ Stock Market standards governing the qualifications of Audit Committee members. Additionally, our Board has determined that Mr. Horner qualifies as an audit committee financial expert under the rules of the U.S. Securities and Exchange Commission (the "SEC").

The Audit Committee held four (4) meetings and took action by written consent two (2) times during fiscal 2010. For more information about the Audit Committee, including its audit services pre-approval procedures, see "Report of the Audit Committee" and "Principal Accounting Fees and Services" in this proxy statement.

Compensation Committee. Our Compensation Committee is responsible for establishing cash compensation policies with respect to our executive officers and directors, recommending to the Board the compensation to be paid to our executive officers and administering our equity incentive plans. The members of the Compensation Committee are Arthur B. Malman (Chair), Larry D. Horner and Scott L. Tarriff. The Compensation Committee did not hold any meetings during fiscal 2010 but took action by written consent nineteen (19) times during fiscal 2010. The Compensation Committee operates pursuant to a written charter adopted by the Board, which charter is periodically reviewed by the Compensation Committee and is available on our website at www.clda.com or to any stockholder who requests it by contacting our offices, c/o Caesar J. Belbel, Executive Vice President, Chief Legal Officer and Secretary.

Nominating and Governance Committee. Our Nominating and Governance Committee identifies individuals qualified to become Board members and recommends to the Board the director nominees for the next annual meeting of stockholders and candidates to fill vacancies on the Board. Additionally, the Nominating and Governance Committee recommends to the Board the directors to be appointed to Board committees. The Nominating and Governance Committee also develops and recommends to the Board a set of corporate governance guidelines applicable to the Board and to the Company and oversees the effectiveness of our corporate governance in accordance with those guidelines. Finally, the Nominating and Governance Committee maintains and recommends to the Board our Code of Business Conduct and Ethics, which meets the SEC's definition of a "code of ethics" and which applies to all of our directors, officers and employees, a copy of which is available on our website at www.clda.com or to any stockholder who requests it by contacting our offices, c/o Caesar J. Belbel, Executive Vice President, Chief Legal Officer and Secretary.

The Nominating and Governance Committee consists of Burton E. Sobel, M.D. (Chair), Arthur B. Malman and Richard J. Wallace, each of whom the Board has determined meets the independence requirements as defined by applicable NASDAQ Stock Market standards governing the independence of directors. The Nominating and Governance Committee held two (2) meetings during fiscal 2010. The Nominating and Governance Committee operates pursuant to a written charter adopted by the Board, which charter is periodically reviewed by the Nominating and Governance Committee and is available on our website at www.clda.com or to any stockholder who requests it by contacting our offices, c/o Caesar J. Belbel, Executive Vice President, Chief Legal Officer and Secretary.

The Nominating and Governance Committee considers candidates for Board membership suggested by its members and other Board members. Additionally, in selecting nominees for directors, the Nominating and Governance Committee will review candidates recommended by stockholders in the same manner and using the same general criteria as candidates recruited by the Nominating and Governance Committee and/or recommended by the Board. Any stockholder who wishes to recommend a candidate for consideration by the Nominating and Governance Committee as a nominee for director should follow the procedures set forth in "Shareholder Recommendations for Director Nominations" below. The Nominating and Governance Committee will also consider whether to nominate any person proposed by a shareholder in accordance with the provisions of our bylaws relating to shareholder nominations as described in "Deadline for Stockholder Proposals and Director Nominations" below.

The Nominating and Governance Committee believes that candidates for director should possess certain minimum qualifications, including relevant industry experience, the ability to understand basic financial statements and high personal integrity and ethics. Once the Nominating and Governance Committee has identified a prospective nominee, the Nominating and Governance Committee makes an initial determination as to whether to conduct a full evaluation of the candidate. This initial determination is based on the information provided to the Nominating and Governance Committee with the recommendation of the prospective candidate, as well as the Nominating and Governance Committee's own knowledge of the prospective candidate, which may be supplemented by inquiries of the person making the recommendation or others. The preliminary determination is based primarily on the need for additional Board members to fill vacancies or expand the size of the Board and the likelihood that the prospective nominee can satisfy the evaluation factors described below. Also considered are the provisions of any company agreements specifying persons to be nominees. The Nominating and Governance Committee then evaluates the prospective nominee against, among other things, the following standards and qualifications:

- whether the prospective nominee meets the independence requirements qualifications defined under applicable NASDAQ Stock Market standards and, if to serve on the Audit Committee, the NASDAQ Stock Market financial experience and/or financial expert requirements defined under the applicable rules and regulations of the SEC;
- the extent to which the prospective nominee's skills, experience and perspective add to the range of talent appropriate for the Board and whether such attributes are relevant to our business and industry;
- the extent to which the candidate's background, skills, and experience will diversify the Board;
- the prospective nominee's ability to dedicate the time and resources sufficient for the diligent performance of Board duties; and
- the extent to which the prospective nominee holds any position that would conflict with a director's responsibilities to us.

If the Nominating and Governance Committee's internal evaluation is positive, the Nominating and Governance Committee makes a recommendation to the full Board as to whether the candidate should be interviewed further or nominated by the Board and the Board determines whether to approve the nominee after considering the recommendation and report of the Nominating and Governance Committee.

Role of the Board in Risk Oversight

One of the Board's key functions is informed oversight of the Company's risk management process. The Board administers this oversight function directly through the Board as a whole, as well as through the Board's standing committees that address risks inherent in their respective areas of oversight. In particular, our Board is responsible for monitoring and assessing strategic risk exposure, including a determination of the nature and level of risk appropriate for the Company. Our Audit Committee has the responsibility to consider and discuss our major financial risk exposures and the steps our management has taken to monitor and control these exposures, including guidelines and policies to govern the process by which risk assessment and management is undertaken. The Audit Committee also monitors compliance with legal and regulatory requirements, in addition to oversight of the performance of our audit function. Our Nominating and Governance Committee monitors the effectiveness of our corporate governance guidelines, including whether they are successful in preventing illegal or improper liability-creating conduct. Our Compensation Committee assesses and monitors whether any of our compensation policies and programs has the potential to encourage excessive risk-taking. Both the Board as a whole and the various standing committees receive periodic reports from the management, as well as incidental reports as matters may arise. It is the responsibility of the committee chairs to report findings regarding material risk exposures to the Board as quickly as possible.

Board Leadership Structure

The Board has an independent chair, Mr. Kirk, who has authority, among other things, to call and preside over Board meetings, including meetings of the independent directors, to set meeting agendas and to determine materials to be distributed to the Board. Accordingly, our Chairman has substantial ability to shape the work of the Board. The Company believes that separation of the positions of Chairman and Chief Executive Officer reinforces the independence of the Board in its oversight of the business and affairs of the Company. In addition, the Company believes that having an independent Chairman creates an environment that is more conducive to objective evaluation and oversight of management's performance, increasing management accountability and improving the ability of the Board to monitor whether management's actions are in the best interests of the Company and its stockholders. As a result, the Company believes that having an independent Board Chairman can enhance the effectiveness of the Board as a whole.

Certain Transactions and Business Relationships

Our Board has a policy of either recusing interested directors from participating in the deliberation and approval of transactions with related parties or forming an independent committee of directors for the purpose of deliberating on and approving such transactions. Our Board has determined that each of the current directors standing for re-election are independent directors as defined by applicable NASDAQ Stock Market standards governing the independence of directors, except for Andrew J. Fromkin, our President and Chief Executive Officer. Randal J. Kirk, the Chairman of our Board, controls Third Security, LLC and its affiliates. As of July 1, 2010, directly and through Third Security and its affiliates, Mr. Kirk controls approximately 36.8% of the Company's outstanding stock.

On February 25, 2009, the Company entered into a securities purchase agreement with certain accredited investors affiliated with Mr. Kirk, to issue and sell (i) unsecured convertible notes, in an aggregate principal amount of $50,000,000, bearing interest at a rate of 9.72% per year and maturing on February 25, 2017, and (ii) warrants to purchase an aggregate of 3,055,300 shares of the Company's common stock. The sale of securities was consummated on February 25, 2009. The principal on the notes convert, at the investors' discretion, into the Company's common stock at a fixed price of $8.1825 per share, equaling the closing bid price of the Company's common stock on the NASDAQ Global Market on the closing date plus $0.0625 per share. Interest on the notes is payable on each yearly anniversary of the closing date, with the first interest payment paid on February 25, 2010. In connection with this financing transaction, the Company also entered into a registration rights agreement to register the resale of the shares of common stock issuable upon conversion of the unsecured convertible notes and exercise of the warrants. Subject to the terms of this agreement, the Company was required to meet, among other things, certain deadlines and requirements related to the registration of shares of common stock underlying the notes and the warrants. As a result of not having the shares registered for resale until July 30, 2009, the Company paid $1.6 million as liquidated damages, including interest of $15,000. As of July 1, 2010, the Company had not repaid any of the principal of the notes and the entire $50,000,000 of principal remained outstanding.

On August 31, 2009, the Company sold to Intrexon Corporation, or Intrexon, substantially all of the equipment located at our facility in Germantown, Maryland and assigned the lease to that facility to Intrexon. Intrexon is majority-owned by certain affiliates of Mr. Kirk, and Mr. Horner and Dr. Sobel are on the Board of Intrexon. In exchange for the assets, the Company received $1.5 million in cash and Intrexon assumed certain liabilities associated with the assets sold.

Section 16(a) Beneficial Ownership Reporting Compliance

Our executive officers and directors and persons who own beneficially more than ten percent (10%) of our equity securities are required under Section 16(a) of the Securities Exchange Act of 1934 to file reports of ownership and changes in their ownership of our securities with the SEC. They must also furnish copies of these reports to us. Based solely on a review of the copies of reports furnished to us and written representations that no other reports were required, we believe that for the fiscal year ended March 31, 2010 our executive officers, directors and ten percent (10%) beneficial owners complied with all applicable Section 16(a) filing requirements.

EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The following contains certain information as of March 31, 2010 about our executive officers and named executive officers:

Name	Age	Position
Andrew J. Fromkin	44	President and Chief Executive Officer
C. Evan Ballantyne	50	Executive Vice President and Chief Financial Officer
Caesar J. Belbel	50	Executive Vice President, Chief Legal Officer and Secretary
Carol R. Reed, M.D.	57	Executive Vice President and Chief Medical Officer
James P. Shaffer	43	Executive Vice President and Chief Commercial Officer

Andrew J. Fromkin joined Clinical Data on October 12, 2005 and was appointed President, Chief Executive Officer, and a director of the Company on May 12, 2006. Mr. Fromkin has over twenty years of senior leadership experience in the healthcare industry with an emphasis on healthcare information and services, pharmaceutical services and biotechnology. Prior to Clinical Data, Mr. Fromkin held senior management roles at leading and emerging healthcare companies. Most recently he was President and Chief Executive Officer of DoctorQuality, Inc., a leading provider of patient safety and condition management products that was acquired by Quantros, Inc. and served as President, Chief Executive Officer, and a director of Endo Surgical Devices, Inc., an early stage surgical device developer. Mr. Fromkin spent most of the 1990's in two leadership roles with the industry's leading PBM, Medco which became Merck-Medco Managed Care, LLC, a wholly owned subsidiary of Merck & Co., Inc. The leadership roles included Vice President, Business Development (Corporate Development from 1995-2000) and before that, Vice President, Sales to Major Health Insurers, Employers and Government Accounts. Mr. Fromkin began his career at Health Information Technologies, a leader in the then emerging field of electronic data interchange.

C. Evan Ballantyne joined Clinical Data as Senior Vice President and Chief Financial Officer on August 7, 2006. In 2009, Mr. Ballantyne was appointed Executive Vice President and Chief Financial Officer of Clinical Data. Prior to joining Clinical Data, Mr. Ballantyne was Senior Vice President and Chief Financial Officer of ZymeQuest, Inc., a medical technology company based in Beverly, Massachusetts. Previously, Mr. Ballantyne was the Chief Financial Officer of Knowledge Impact, of Wayland, Massachusetts. Earlier, Mr. Ballantyne was a Vice President and Chief Operating Officer for ACNielsen Corporation and held the Chief Financial Officer position as well for two years. Mr. Ballantyne also held an audit position for Dun & Bradstreet, earned a B.A. from the University of Western Ontario, and earned a post-graduate degree in Business Administration with Honors from the University of Windsor.

Caesar J. Belbel joined Clinical Data as Vice President and General Counsel on May 7, 2003, and was elected Secretary of Clinical Data on June 25, 2003. Mr. Belbel was subsequently appointed Senior Vice President in May 2005 and Executive Vice President of Clinical Data in October 2005. Prior to joining Clinical Data, Mr. Belbel served from 2000 to 2002 as Senior Vice President, General Counsel and Secretary of Xpedior Incorporated, a publicly-held Internet consulting services and e-commerce software development company. Previously, from 1997 to 2000, Mr. Belbel served as General Counsel of Programart Corporation, a developer of application performance management software. Mr. Belbel holds a B.A. degree from Columbia University and a J.D. degree from Boston College Law School.

Carol R. Reed, M.D. joined Clinical Data in October 2005 as Senior Vice President and Chief Medical Officer following the completion of its merger with Genaissance Pharmaceuticals, Inc., where Dr. Reed had served as Vice President, Medical Affairs since 2003. In April 2008, Dr. Reed was appointed Executive Vice President and Chief Medical Officer of Clinical Data. Dr. Reed joined Genaissance from Bayer Pharmaceuticals, Inc., where she was an Associate Medical Director in Pulmonary Medical Research. Previously, she was the Associate Director, Section of Pulmonary and Critical Care Medicine, at the Hospital of St. Raphael and directed its Medical Intensive Care Unit. Dr. Reed received a M.S. in biology from the University of Illinois and a M.D. from Rush Medical College in Chicago.

James P. Shaffer became Clinical Data's Chief Commercial Officer in April 2010. He previously served as Clinical Data's Senior Vice President of Sales and Marketing from November 2008 until April 2010. Prior to that, he served as Vice President of Sales and Marketing for Clinical Data from April 2007 until November 2008. In his current capacity, he is responsible for leading the Commercial Team (Sales, Marketing, and Managed Care), Business Development and Technical Operations. Mr. Shaffer has over 19 years of sales and marketing experience in the pharmaceutical industry. Mr. Shaffer joined Clinical Data from New River Pharmaceuticals where he was Vice President of Sales and Marketing. New River Pharmaceuticals is a specialty pharmaceutical company focused on developing novel pharmaceuticals and improved versions of widely-prescribed drugs which was acquired by Shire Plc. Prior to that, Mr. Shaffer lead the sales and marketing efforts in the U.S. and Canada for Prestwick Pharmaceuticals, a specialty pharmaceutical company focused on the development and marketing of drugs for the central nervous system. Mr. Shaffer holds a B.S. and M.B.A. from The Ohio State University.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Compensation Committee of the Board, or the Compensation Committee, assists the Board in fulfilling its oversight responsibilities with respect to the compensation of the Company's executive officers. The Compensation Committee is responsible for (i) establishing and administering the base salaries and cash bonuses of Clinical Data's named executive officers, and (ii) administering and making recommendations and awards under Clinical Data's 2002 Stock Option Plan and the 2005 Plan. The Compensation Committee monitors whether the compensation paid to the Company's senior management is fair, reasonable and competitive and is substantially tied to Company performance. Clinical Data's Compensation Committee evaluates, both subjectively and objectively, Clinical Data's financial performance, competitive position, future potential, and the individual and group performance of the members of executive management. In such evaluation, the Compensation Committee reviews data prepared by Clinical Data and employs the business experience of the individual members of the Compensation Committee. Our fiscal year ends on March 31 and, accordingly, compensation covered by this section was paid to our executive officers in respect of performance for the periods April 1, 2007 through March 31, 2008; April 1, 2008 through March 31, 2009; and April 1, 2009 through March 31, 2010, our 2008, 2009 and 2010 fiscal years, respectively.

Compensation Objectives

Our executive compensation program is designed to attract, retain, motivate and reward talented individuals who will execute our business plan so that Clinical Data can succeed in the competitive business environment in which it operates.

Elements of Executive Compensation

The Company's executive compensation program consists of the following elements:

- base salary;
- annual cash bonus award;
- equity compensation; and
- post-termination cash and equity compensation.

Other than a life insurance premium, which does not exceed $2,000 per year, for Mr. Fromkin and supplemental disability insurance policies provided to Messrs'. Fromkin, Ballantyne and Belbel and Dr. Reed, paid for by the Company, the Company does not provide its executives with perquisites that are required to be disclosed pursuant to SEC requirements. The Company does not have any deferred compensation programs or retirement programs other than our 401(k) plan that is generally available to all employees. Clinical Data enrolls all salaried employees in its health, dental and life and disability insurance programs.

Each of these elements of executive compensation is addressed separately below.

Base Salary

Base salary is provided in order to retain executives consistent with the Company's achievement of its financial and strategic goals. Officers and other key employees are compensated within salary ranges that are generally based on similar positions in companies of comparable size and complexity within the industry based on information gathered by members of our Compensation Committee and our human resources staff. The annual compensation for each officer is based on Company and individual performance, as well as achievement of Company and individual goals including, but not limited to, growth in the market capitalization of Clinical Data; establishment and consolidation of Clinical Data's leadership position in the biopharmaceutical field through the development of our pharmaceutical and diagnostic products; and completion of strategic initiatives including acquisitions and divestitures of operating assets, and completion of key collaboration agreements. The Compensation Committee also takes into account prevailing general economic conditions, marketplace trends, and other factors deemed important by them and the Board, including the fact that Clinical Data does not offer a defined benefit retirement or other similar plans and perquisites to its senior management employees. When deciding to increase the base salary of executive management based on fiscal 2010 performance, the Compensation Committee considered several factors, including the Company's stock price performance, the individual performance of executive management and the achievement by Clinical Data of its strategic goals. Accordingly, based on the measurement of such factors for the 2010 fiscal year, the Company provided 8% increases to the base salaries of our executive management for the 2011 fiscal year.

The base salaries for all executive officers are set forth in their employment agreements described below. The base salaries of other senior management are established upon the commencement of their employment with the Company and are adjusted annually by the Compensation Committee. All base salaries paid to executive officers were fully deductible in the 2008, 2009 and 2010 fiscal years.

Annual Bonus

Clinical Data pays discretionary bonuses that are recommended by the Compensation Committee and approved by the Board. Target cash bonus compensation of two (2) times Mr. Fromkin's base salary, and one (1) time base salary for each of Messrs. Ballantyne, Belbel and Shaffer and Dr. Reed, is specified in their respective employment agreements. The Compensation Committee considers the bonus targets set forth in the executives' employment agreements as a target payment that would be made based on Company and individual performance, or any combination thereof. The Compensation Committee, historically, has recommended to the Board that the level of bonuses to be awarded to executive management be based, in the case of the chief executive officer, primarily upon the financial, operating and strategic performance of Clinical Data, and for other executives primarily on the performance of the operating units for which they are directly responsible. Beginning in fiscal 2006, the Compensation Committee took into consideration, for those employees who would be playing critical roles in the Company going forward, several factors, including the ongoing efforts of the named executive officers with respect to the successful restructuring and integration of our businesses, as well as the continued successful development of our pharmaceutical and diagnostic products and services and the monetization of certain of our non-core assets.

For fiscal year 2008, the Compensation Committee recommended and the Board approved cash bonus payments for executive management based upon the achievement by Clinical Data of an increase in the market capitalization of the Company and certain other strategic and financial goals. For fiscal 2008, the executive management group included four (4) individuals. The total amount of the cash bonus pool awarded to these individuals was $1,340,000, of which Mr. Fromkin received $660,000, Mr. Ballantyne received $210,000 and Mr. Belbel and Dr. Reed each received $235,000.

For fiscal 2009, based exclusively on Clinical Data's stock price performance during the fiscal year, the Compensation Committee did not recommend any cash bonus payments for executive management.

For fiscal year 2010, the Compensation Committee recommended and the Board approved cash bonus payments for executive management based upon the achievement by Clinical Data of an increase in the market capitalization of the Company and certain other strategic and financial goals. For fiscal 2010, the executive management group included four (4) individuals. The total amount of the cash bonus pool awarded to these individuals was $2,312,000, of which Mr. Fromkin received $882,000, Messrs. Ballanytne and Belbel each received $365,000, and Dr. Reed received $700,000. Dr. Reed received a bonus in excess of her target bonus as a result of the successful completion of the final phase III clinical trial and long-term safety trial for vilazodone, and the filing of the Company's new drug application for vilazodone with the U.S. Food and Drug Administration, or the FDA, prior to the end of the Company's 2010 fiscal year. Messrs. Ballantyne and Belbel each received bonuses in excess of their respective target bonuses as a result of their successful efforts to divest certain of the Company's non-core assets and their on-going, highly effective management of the Company's financial and legal operations.

In fiscal year 2010, Mr. Shaffer received a bonus of $195,500, which was based on his successful assumption of increasing responsibilities related to the Company's growing commercial operations, in particular, with respect to the Company's planned commercial launch of vilazodone in 2011.

Equity Compensation

Currently, stock options are Clinical Data's primary method for providing long-term incentive compensation to its senior management. The size of the awards has historically been based on guidelines that take numerous factors into account, including company performance as defined by the achievement of strategic objectives, individual performance, stock price performance, salary level and tenure. The Compensation Committee believes that broad and significant employee ownership of Clinical Data's stock effectively motivates the building of stockholder wealth. We also use stock options because we believe that equity compensation in this form aligns the interests of stockholders with senior management to ensure the Company's long-term success.

Specifically, with respect to the guidelines that the Compensation Committee uses in determining the amount of equity awards, the Compensation Committee will evaluate whether, and to what extent, the Company, as a whole, achieved key strategic objectives such as the continued successful development of its therapeutics programs, and the acquisition and divestiture of businesses that, taken together, have enhanced the intrinsic value of the enterprise, generally. This evaluation is very important in the Compensation Committee's decision regarding the amount of equity compensation paid to the Company's named executive officers. Whether a particular named executive officer achieved his or her individual goals typically accounts for the remaining consideration in the Compensation Committee's decisions.

With respect to individual goals, the Compensation Committee will, (a) with respect to Mr. Fromkin, evaluate the achievement of strategic objectives relating to the Company's therapeutic programs and operational objectives relating to the effective use of the Company's cash and non-cash resources; (b) with respect to Dr. Reed, evaluate whether vilazodone has been approved by the FDA and whether, and to what extent, the Company's other therapeutic programs have advanced consistent with the Company's strategic objectives; (c) with respect to Mr. Shaffer, evaluate whether commercial preparations for the launch of vilazodone have been successful and whether the strategic commercial activities relating to the Company's other therapeutic programs have been effective; (d) with respect to Mr. Ballantyne, evaluate whether the Company's financial and accounting operations have continued to function appropriately as the Company's strategic objectives continue to be pursued; and (e) with respect to Mr. Belbel, evaluate whether the Company's legal function has effectively supported the successful achievement of the Company's strategic and operating objectives, and whether the Company overall legal operations have continued to function effectively. The Compensation Committee's determination of achievement of an individual's goals and overall success during the fiscal year is, by its nature, in many respects, a subjective analysis. The Compensation Committee believes that this standard permits flexibility in making compensation decisions depending on the circumstances of a particular fiscal year and the individual achievements of a particular named executive officer. As such, the Compensation Committee does not typically employ specific quantifiable criteria or measures in making its decisions in this regard. Further details regarding the terms of outstanding stock options held by our named executive officers are set forth in the "Outstanding Equity Awards at 2010 Fiscal Year End" table. None of the named executives received restricted stock grants in 2008, 2009 or 2010.

In prior fiscal years, including fiscal 2008, the Compensation Committee would assess prior fiscal year performance following the end of the fiscal year in question, in determining the amount, if any, of equity compensation to be awarded to our senior management team. For instance, for fiscal 2008 performance, the Compensation Committee approved as equity incentive compensation, the grant of an additional 275,000 stock options to the senior management of the Company. These stock options were granted on April 17, 2008, at an exercise price of $16.95 per share, which was equal to the closing price of Clinical Data's common stock quoted by the NASDAQ on the day of grant. Of these stock options, Mr. Fromkin received 100,000 options; Messrs. Belbel and Ballantyne each received 50,000 options and Dr. Reed received 75,000 options. However, in fiscal 2009, the Compensation Committee determined to alter its practice and to make such assessment and grants, if any, for senior management in December to coincide with the timing and pricing of grants typically made to all other employees. As a result, the Compensation Committee approved as equity incentive compensation for fiscal 2009, the grant of 305,000 stock options to the senior management of the Company. These stock options were granted on December 22, 2008, at an exercise price of $8.78 per share, which was equal to the closing price of Clinical Data's common stock quoted by the NASDAQ on the day of grant. Of these stock options, Mr. Fromkin received 100,000 options; Messrs. Belbel and Ballantyne each received 65,000 options and Dr. Reed received 75,000 options.

For fiscal 2010, as it did in fiscal 2009, the Company awarded its named executive officers equity compensation in December in connection with the awards made to all other employees. The Compensation Committee determined to award a total of 385,000 stock options to the senior management of the Company. These stock options were granted on December 21, 2009, at an exercise price of $18.38 per share, which was equal to the closing price of Clinical Data's common stock quoted by the NASDAQ Global Market on the day of grant. Of these stock options, Mr. Fromkin received 110,000 options, Dr. Reed received 85,000 options, and Messrs. Belbel and Ballantyne each received 75,000 options. The individual awards to each named executive officer were: (a) in respect of Mr. Fromkin, the achievement of key strategic objectives including the further successful development of the Company's therapeutic candidates, growth in the Company's genetic testing business and corporate development and financing objectives, including the divestiture of its Cogenics molecular laboratory services unit, and the successful completion of financings in February and October 2009; (b) in respect of Dr. Reed, the successful completion of the final Phase III clinical trial and long term safety study for vilazodone, the commencement of Phase III clinical trials for Stedivaze, and the continuing overall successful advancement of the Company's other therapeutic candidates; (c) in respect of Mr. Ballantyne, the successful management of the Company's financial resources, and overall successful management of the Company's finance and accounting functions through corporate development and financing activities; and (d) in respect of Mr. Belbel, the successful completion of the Cogenics divestiture transaction, as well as the successful management of the Company's legal affairs through all of its corporate development and financing activities, including the Company's third party collaboration, intellectual property, and corporate governance functions during the period.

In fiscal year 2010, Mr. Shaffer received 15,000 options, which was based on his successful assumption of increasing responsibilities related to the Company's growing commercial operations with respect, in particular, to the Company's planned commercial launch of vilazodone in 2011.

Fringe Benefits

Under the terms of Mr. Fromkin's employment agreement, for an annual premium not to exceed $2,000 per year, the Company maintains a term life insurance policy on Mr. Fromkin's life, the proceeds of which are payable to Mr. Fromkin's beneficiaries. The Company maintains supplemental disability insurance policies for Messrs. Fromkin, Ballantyne and Belbel and Dr. Reed. Otherwise, we provide our corporate officers the same benefits as those provided to all our other salaried employees, such as health and dental insurance, life insurance, short- and long-term disability, and opportunities to participate in our 401(k) plan with company match.

Post-Termination Compensation

Messrs. Fromkin, Ballantyne, Belbel and Shaffer, and Dr. Reed, are all entitled to receive post-termination compensation under their employment agreements with the Company. In the cases of Messrs. Fromkin, Ballantyne and Belbel and Dr. Reed, these benefits were established under the terms of their employment agreements entered into by the Company during the 2010 fiscal year and in the case of Mr. Shaffer, under the terms of his employment agreement entered into by the Company during the 2011 fiscal year. The terms of all these agreements remain in effect generally unless any of the executive employees is terminated by the Company with cause or any of the executive employees resign voluntarily from the Company other than for good reason. In addition, the agreements provide accelerated equity vesting, to be provided upon a change of control. The Company's agreements with each of its executive officers also provide for tax gross-up payments in connection with a change in control of the Company. The amount of benefits that each executive would potentially earn under these contracts upon a covered termination of employment and a change in control is described and quantified below under "Termination of Employment and Change of Control Arrangements."

Stock Option Granting Practices

The Compensation Committee's practice when granting stock options had been to use the closing price of the Company's common stock on the day of the grant. As a matter of formal written policy, the Company has not and does not time the grant of stock options around the disclosure of non-public information or back-date stock options.

Deduction Limit for Executive Compensation

Section 162(m) of the Internal Revenue Code limits the tax deductibility by a public company of compensation in excess of one million dollars paid to any of its five (5) most highly compensated executive officers. Outstanding stock options granted under Clinical Data's 2002 Stock Option Plan and 2005 Plan will not be subject to the limitation under applicable regulations. Clinical Data's Compensation Committee intends to use its best efforts to structure future compensation so that executive compensation paid by it is fully deductible in accordance with Section 162(m) of the Code. Clinical Data's Compensation Committee may, however, in a particular case, approve compensation that may not be deductible under Section 162(m).

Risk Analysis of Our Compensation Plans

The Compensation Committee has reviewed our compensation policies as generally applicable to our employees and believes that our policies do not encourage excessive and unnecessary risk-taking, and that the level of risk that they do encourage is not reasonably likely to have a material adverse effect on the Company. The design of our compensation policies and programs encourage our employees to remain focused on both the short- and long-term goals of the Company. For example, while our cash bonus plans measure performance on an annual basis, our equity awards typically vest over three (3) years, which we believe encourages our employees to focus on sustained stock price appreciation, thus limiting the potential value of excessive risk-taking. The Compensation Committee believes that the balance of long-term equity incentive, short-term cash incentive bonus and base salary appropriately balances both the short and long term performance goals of the Company without encouraging excessive risk related behavior. While the Compensation Committee regularly evaluates its compensation programs, the Compensation Committee believes that its current balance of incentives both adequately compensates its employees and does not promote excessive risk taking.

Compensation Committee Report*

We, the Compensation Committee of the Board of Directors of Clinical Data, Inc., have reviewed and discussed the Compensation Discussion and Analysis set forth above with the management of the Company, and, based on such review and discussion, have recommended to the Board of Directors inclusion of the Compensation Discussion and Analysis in this proxy statement.

By the Compensation Committee:

Arthur B. Malman (Chair)
Larry D. Horner
Scott L. Tarriff

* The material in this report is not "soliciting material," is not deemed "filed" with the SEC, and is not to be incorporated by reference into any filing of Clinical Data under the Securities Act or the Exchange Act, whether made before or after the date hereof and irrespective of any incorporation language contained in such filing.

Compensation Committee Interlocks and Insider Participation

Our Compensation Committee determines salaries, incentives and other compensation for our directors and executive officers. The Compensation Committee also administers our equity incentive plans. The Compensation Committee currently consists of Arthur B. Malman (Chair), Larry D. Horner and Scott L. Tarriff. None of the members of our Compensation Committee is or has been an employee or officer of the Company. None of our executive officers serves as a member of the board of directors or compensation committee of any other entity that has one or more executive officers serving on our Board or Compensation Committee.

Summary Compensation Table

The following table sets forth the information required by the SEC as to the compensation paid by us for the years ended March 31, 2010, 2009 and 2008 for services rendered in all capacities, by all persons who served as our Chief Executive Officer or Chief Financial Officer and the other three most highly compensated executive officers during the fiscal years ended March 31, 2010, 2009 and 2008 (the "named executive officers").

Summary Compensation Table for Fiscal Years 2010, 2009 and 2008

Name and Principal Position	Year(1)	Salary ($)	Bonus ($)	Option Awards ($)(2)	All Other Compensation ($)(3)	Total ($)
Andrew J. Fromkin *President and Chief Executive Officer*	2010 2009 2008	441,059 432,000 420,923	882,000 -- 660,000	1,206,288 1,522,819 1,281,050	5,508 4,162 6,250	2,534,855 1,958,981 2,368,223
C. Evan Ballantyne *Executive Vice President and Chief Financial Officer*	2010 2009 2008	286,688 280,144 246,061	365,000 -- 210,000	822,469 835,755 480,394	6,690 4,787 4,542	1,480,847 1,120,686 940,997
Caesar J. Belbel *Executive Vice President and General Counsel*	2010 2009 2008	286,688 280,882 273,600	365,000 -- 235,000	822,469 835,755 480,394	1,764 -- --	1,475,921 1,116,637 988,994
Carol R. Reed, M.D. *Executive Vice President and Chief Medical Officer*	2010 2009 2008	316,301 298,461 249,415	700,000 -- 235,000	932,132 1,142,113 480,394	8,259 7,641 4,628	1,956,692 1,448,215 969,437
James P. Shaffer* *Executive Vice President and Chief Commercial Officer*	2010 2009 2008	230,000 -- --	195,500 -- --	164,494 -- --	1,415 -- --	591,409 -- --

* Mr. Shaffer became an executive officer of the Company on April 7, 2010. Given Mr. Shaffer's increasing role and responsibility throughout fiscal 2010, the Company has voluntarily included the compensation data for Mr. Shaffer for fiscal year 2010 but has excluded the compensation data for fiscal years 2008 and 2009.

(1) Our fiscal year ends on March 31.

(2) The dollar amounts in this column represent the aggregate grant date fair value for each stock option awarded to our named executive officers in fiscal 2010. These amounts have been calculated in accordance with FASB ASC Topic 718 using the Black-Scholes option-pricing model excluding the impact of estimated forfeitures related to service-based vesting conditions. For additional information regarding the assumptions used in the calculation of these amounts, please refer to Note 12 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2010 filed with the SEC on June 14, 2010 which is incorporated herein by reference. The amounts reported in the Summary Compensation Table for these awards may not represent the amounts that the named executive officers will actually realize from the awards. Whether, and to what extent, a named executive officer realizes value will depend on stock price fluctuations and the named executive officer's continued employment. Additional information on all outstanding awards is reflected in the Outstanding Equity Awards at 2010 Fiscal Year-End table.

(3) The amounts set forth in the All Other Compensation column for the named executive officers consist of Company contributions to the Clinical Data 401(k) Plan. In 2010, all other compensation also includes amounts for supplemental disability policies for Messrs. Fromkin, Ballantyne and Belbel and Dr. Reed. In addition, with respect to Mr. Fromkin, the amounts include $1,832 in 2008, 2009 and 2010 for the annual premium for Mr. Fromkin's life insurance policy. With respect to Dr. Reed, the amounts include $2,592 in 2009 for the annual premium for a supplemental disability insurance policy.

Grants of Plan-Based Awards in 2010 Fiscal Year

All stock options have been granted at exercise prices equal to the closing price of the Company's Common Stock as quoted by NASDAQ on the date of grant or on the date immediately preceding the date of grant. In general, stock options become cumulatively exercisable in three (3) equal annual installments on the first, second and third anniversaries of the date of grant. For those grants issued under Clinical Data's 2002 Stock Option Plan and the 2005 Plan, the expiration date is ten (10) years from the date of grant. All stock options granted to directors, executive officers and certain of our senior management personnel contain provisions accelerating vesting (either in the grant agreement itself or in separate employment agreements with certain of these individuals) upon a change of control of Clinical Data.

Name	Grant Date	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Options Awards ($) (1)
Andrew J. Fromkin	12/21/2009	110,000	$18.39	$1,206,288
C. Evan Ballantyne	12/21/2009	75,000	$18.39	$ 822,469
Caesar J. Belbel	12/21/2009	75,000	$18.39	$ 822,469
Carol R. Reed, MD	12/21/2009	85,000	$18.39	$ 932,132
James P. Shaffer	12/21/2009	15,000	$18.39	$ 164,494

(1) The dollar amounts in this column represent the aggregate grant date fair value for each stock option awarded to our named executive officers in fiscal 2010. These amounts have been calculated in accordance with FASB ASC Topic 718 using the Black-Scholes option-pricing model excluding the impact of estimated forfeitures related to service-based vesting conditions. For additional information regarding the assumptions used in the calculation of these amounts, please refer to Note 12 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2010 filed with the SEC on June 14, 2010 which is incorporated herein by reference.

Executive Employment Agreements

Messrs. Fromkin, Ballantyne and Belbel and Dr. Reed are parties to amended and restated employment agreements with the Company that became effective on September 14, 2009. Mr. Shaffer is party to an employment agreement with the Company that became effective on May 11, 2010 (the "2010 Agreement"), after our fiscal year ended on March 31, 2010. Prior to May 11, 2010, Mr. Shaffer had been a party to an employment agreement with the Company that became effective on April 9, 2007 (the "2007 Agreement") when Mr. Shaffer was the Company's Vice President of Sales and Marketing. The Company's employment agreements with its executive officers provide the following:

Positions	• Mr. Fromkin serves as the Company's President and Chief Executive Officer. Mr. Fromkin is also serving as a director of the Company. • Mr. Ballantyne serves as the Company's Executive Vice President and Chief Financial Officer. • Mr. Belbel serves as Executive Vice President, Chief Legal Officer and Secretary of the Company. • Dr. Reed serves as Executive Vice President and Chief Medical Officer of the Company. • Mr. Shaffer serves as Executive Vice President and Chief Commercial Officer of the Company.
Salary and Bonus	• Mr. Fromkin's agreement provides for an annual base salary of $441,292, which amount may be increased but not decreased by the Board (and which is currently set at $476,595), and a potential annual cash bonus equal to up to 200% of Mr. Fromkin's then current annual base salary, based on whether Mr. Fromkin and the Company achieve certain goals, as determined by the Board in its sole discretion. • Mr. Ballantyne's agreement provides for an annual base salary of $286,839, which amount may be increased but not decreased by the Board (and which is currently set at $310,000). • Mr. Belbel's agreement provides for an annual base salary of $286,839, which amount may be increased but not decreased by the Board (and which is currently set at $310,000). • Dr. Reed's agreement provides for an annual base salary of $306,000, which amount may be increased but not decreased by the Board (and which is currently set at $367,200). • Under the 2010 Agreement, Mr. Shaffer is entitled to an annual base salary of $300,000, which amount may be increased but not decreased by the Board. Under the 2007 Agreement, Mr. Shaffer was entitled to an annual base salary of $200,000. • The Company's agreements with Messrs. Ballantyne and Belbel and with Dr. Reed provide for a potential annual bonus equal to up to 100% of the executive's then current annual base salary, based on whether the executive and the Company achieve certain goals, as determined by the Board in its sole discretion. The 2010 Agreement provides Mr. Shaffer with a potential annual bonus equal to up to 100% of his then current annual base salary, based on whether Mr. Shaffer and the Company achieve certain goals, as determined by the Board in its sole discretion. Under the 2007 Agreement, Mr. Shaffer was eligible to earn an incentive bonus of up to 85% of his then current base salary based upon the successful completion of and performance against a written performance plan mutually agreed upon by the Company and Mr. Shaffer. • The Company's agreements with each executive officer provide that such executive officer's base salary shall be subject to review by the Board (or a committee thereof) and may be increased, but not decreased, from time to time by the Board.

Termination	All of the Company's current executive employment agreements, including Mr. Shaffer's 2010 Agreement, provide that employment may be terminated with or without cause at any time by the Company, or by the executive with or without good reason (as such terms are defined in the agreements). The payments due to the executives upon termination by the Company without cause or by the executives for good reason, include (1) any salary and vacation accrued and unpaid as well as any unpaid bonus earned with respect to any fiscal year ending on or preceding the date of termination and any unreimbursed expenses and any other payments and benefits to which the executive may be entitled under the Company's benefit plans, (2) the amount of the executive's then current base salary for the twelve months following the date of termination, and (3) all premiums for health and other benefits during the twelve month period following the date of termination. In addition, if the executive's employment is terminated for any reason other than for cause, the executive may be entitled to receive such additional severance benefits as the Board, in its sole discretion, may decide, including a bonus for the pro-rata portion of the executive's annual bonus for the performance year in which his or her employment is terminated. In addition, if Mr. Fromkin's employment is terminated without cause or by him for good reason, or if the Company experiences a change of control during his employment, all of Mr. Fromkin's outstanding unvested options become fully vested and the post-termination exercise period will be extended to the remaining term of the option, unless the Board explicitly provides otherwise when approving such options. Additionally, if Mr. Fromkin terminates his employment with the Company without good reason, (i) he must provide a 60-day notice during which time his unvested options shall continue to vest, and (ii) the post-termination exercise period for all vested options outstanding at the end of the 60-day notice period shall be extended to the remaining term of the option. Under Dr. Reed's employment agreement, Messrs. Belbel's and Ballantyne's and Mr. Shaffer's 2010 Agreement, if the respective executive's employment is terminated without cause or by the executive for good reason, or if the Company experiences a change of control during his or her employment, all of such executive's outstanding unvested options become fully vested and the post-termination exercise period will be extended to the shorter of (i) three years and (ii) the remaining term of the option, unless the Board explicitly provides otherwise when approving such options. Under the 2007 Agreement, if Mr. Shaffer's employment had been terminated by the Company without cause or for good reason or the Company experienced a change of control, the stock option issued to Mr. Shaffer pursuant to the agreement would have vested through the next anniversary of the effective date of the 2007 Agreement, and if his employment had been terminated following the change of control without cause or for good reason, then the stock option would have become fully exercisable. In addition, under the 2007 Agreement, if Mr. Shaffer's employment had been terminated by the Company without cause or for good reason, whether before or after a change of control, Mr. Shaffer would have been entitled to receive (i) the amount of the his then current base salary for the six months following the date of termination, and (ii) a pro rated bonus for the year during which his termination occurred.
Benefits	All executives are currently entitled to participate in all employee benefit plans of the Company and are entitled to four (4) weeks vacation per year, with the ability to roll over up to three (3) weeks of unused vacation from any prior year. The Company maintains supplemental disability insurance policies for Messrs. Fromkin, Ballantyne and Belbel and Dr. Reed. The Company has agreed to provide and maintain a life insurance policy for Mr. Fromkin, payable to his beneficiary or beneficiaries, with annual premiums not to exceed $2,000.
Covenants	The employment agreements contain confidentiality covenants applicable during the period of the executives' employment and thereafter, as well as non-solicitation and non-competition covenants applicable to the executives both during and for a period of six (6) months following their employment with the Company in the case of Messrs. Fromkin and Belbel, and for a period of twelve (12) months following their employment with the Company in the case of Mr. Ballantyne and Dr. Reed. Mr. Shaffer's 2010 Employment Agreement includes, and Mr. Shaffer's 2007 Agreement included, a twelve (12) month non-solicitation and non-competition covenant.

Outstanding Equity Awards at 2010 Fiscal Year-End

	Option Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Andrew J. Fromkin	75,000 (1)	--	11.93	10/17/2015
	456,773 (2)	--	12.37	5/12/2016
	7,955 (3)	--	10.73	6/22/2016
	80,000 (4)	40,000 (4)	14.99	6/14/2017
	33,334 (5)	66,666 (5)	16.95	4/17/2018
	33,334 (6)	66,666 (6)	8.78	12/22/2018
	--	110,000 (7)	18.39	12/21/2019
C. Evan Ballantyne	75,000 (8)	--	8.65	8/7/2016
	30,000 (4)	15,000 (4)	14.99	6/14/2017
	16,667 (5)	33,333 (5)	16.95	4/17/2018
	21,667 (6)	43,333 (6)	8.78	12/22/2018
	--	75,000 (7)	18.39	12/21/2019
Caesar J. Belbel	1,059 (9)	--	3.21	5/7/2013
	12,000 (10)	--	14.23	9/23/2015
	75,000 (11)	--	11.93	10/17/2015
	90,000 (12)	--	12.37	5/12/2016
	4,545 (3)	--	10.73	6/22/2016
	30,000 (4)	15,000 (4)	14.99	6/14/2017
	16,667 (5)	33,333 (5)	16.95	4/17/2018
	21,667 (6)	43,333 (6)	8.78	12/22/2018
	--	75,000 (7)	18.39	12/21/2019

	Option Awards			
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price ($)	Option Expiration Date
Carol R. Reed, M.D.	975 (13)	--	133.54	6/9/2011
	146 (14)	--	46.15	10/14/2011
	975 (15)	--	46.97	12/31/2011
	4,778 (16)	--	26.25	12/6/2013
	2,048 (17)	--	38.36	4/25/2014
	1,194 (18)	--	22.57	1/5/2015
	7,092 (19)	--	22.57	1/5/2015
	18,000 (11)	--	11.93	10/17/2015
	10,656 (20)	--	11.93	12/23/2015
	45,000 (12)	--	12.37	5/12/2016
	30,000 (4)	15,000 (4)	14.99	6/14/2017
	25,000 (5)	50,000 (5)	16.95	4/17/2018
	25,000 (6)	50,000 (6)	8.78	12/22/2018
	--	85,000 (7)	18.39	12/21/2019
James P. Shaffer	67,500 (21)	--	14.73	4/9/2017
	5,000 (22)	2,500 (22)	22.63	12/20/2017
	8,334 (6)	16,666 (6)	8.78	12/22/2018
	--	15,000 (7)	18.39	12/21/2019

(1) Granted on October 17, 2005, and amended to become fully exercisable on and after May 12, 2006.

(2) Granted on May 12, 2006, and, as to 231,773 options, ratified on September 21, 2006, with all options vesting in 36 equal monthly installments beginning one (1) month after the date of grant.

(3) Granted on June 22, 2006, and ratified on September 21, 2006, with one-third of the options vesting cumulatively on each of the first three (3) anniversaries of the date of grant.

(4) Granted on June 14, 2007, with one-third of the options vesting cumulatively on each of the first three (3) anniversaries of the date of grant.

(5) Granted on April 17, 2008, with one-third of the options vesting cumulatively on each of the first three (3) anniversaries of the date of grant. These options become fully exercisable on a change of control of the Company, or as a result of the termination of employment by the Company without cause or by the employee for good reason.

(6) Granted on December 22, 2008, with one-third of the options vesting cumulatively on each of the first three (3) anniversaries of the date of grant. These options become fully exercisable on a change of control of the Company, or as a result of the termination of employment by the Company without cause or by the employee for good reason.

(7) Granted on December 21, 2009, with one-third of the options vesting cumulatively on each of the first three (3) anniversaries of the date of grant. These options become fully exercisable on a change of control of the

Company, or as a result of the termination of employment by the Company without cause or by the employee for good reason.

(8) Granted on August 7, 2006, with one-third of the options vesting cumulatively on each of the first three (3) anniversaries of the date of grant.

(9) 22,500 stock options granted on May 7, 2003, with one-third of the options vested cumulatively on each of the first three (3) anniversaries of the date of grant. In fiscal 2006 and 2008, Mr. Belbel exercised 11,250 and 10,191 options, respectively, leaving the balance shown above.

(10) Granted on September 23, 2005, and amended to become fully exercisable on and after May 12, 2006.

(11) Granted on October 17, 2005, with one-third of the options vesting cumulatively on each of the first three (3) anniversaries of the date of grant.

(12) Granted on May 12, 2006, with one-third of the options vesting cumulatively on each of the first three (3) anniversaries of the date of grant.

(13) Granted on June 11, 2001. These options were fully vested as of June 10, 2005.

(14) Granted on October 16, 2001, with one-fifth of the options vesting immediately, and the remaining options vesting one-fifth cumulatively on each of the first four (4) anniversaries of the date of the grant.

(15) Granted on January 2, 2002, with one-fifth of the options vesting immediately, and the remaining options vesting one-fifth cumulatively on each of the first four (4) anniversaries of the date of the grant.

(16) Granted on December 9, 2003, with one-fifth of the options vesting immediately, and the remaining options vesting one-fifth cumulatively on each of the first four (4) anniversaries of the date of the grant.

(17) Granted on April 27, 2004, with all options vesting in 16 quarterly installments beginning (1) quarter after date of grant.

(18) Granted on January 7, 2005, with 18% vesting immediately, 43% vesting on the first anniversary of the date of grant, and 13% vesting cumulatively on the second, third and fourth anniversaries of the date of grant.

(19) Granted on January 7, 2005, with 12% vesting immediately, 7% vesting on the first anniversary of the date of grant, and 27% vesting cumulatively on the second, third and fourth anniversaries of the date of grant.

(20) Granted on December 23, 2005, with one-third of the options vesting cumulatively on each of the first three (3) anniversaries of the date of grant.

(21) Granted on April 9, 2007, with one-third of the options vesting cumulatively on each of the first three (3) anniversaries of the date of grant.

(22) Granted on December 21, 2007, with one-third of the options vesting cumulatively on each of the first three (3) anniversaries of the date of grant. These options become fully exercisable on a change of control of the Company, or as a result of the termination of Mr. Shaffer's employment by the Company without cause or by Mr. Shaffer for good reason.

TERMINATION OF EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

Under the terms of their respective employment agreements with the Company, including Mr. Shaffer's 2010 Agreement, if the Company terminates an executive's employment without cause, or if the executive terminates his or her employment for good reason, the Company must pay the executive: (1) any salary and vacation accrued and unpaid as well as any unpaid bonus earned with respect to any fiscal year ending on or preceding the date of termination and any unreimbursed expenses and any other payments and benefits to which the executive may be entitled under the Company's benefit plans, (2) the amount of the executive's then current base salary for the twelve months following the date of termination, and (3) all premiums for health and other benefits during the twelve month period following the date of termination. In addition, if the executive's employment is terminated for any reason other than for cause, the executive may be entitled to receive such additional severance benefits as the Board, in its sole discretion, may decide, including a bonus for the pro-rata portion of the executive's annual bonus for the performance year in which his or her employment is terminated.

In addition if Mr. Fromkin's employment is terminated without cause or by him for good reason, or if the Company experiences a change of control during his employment, all of Mr. Fromkin's outstanding unvested options become fully vested and the post-termination exercise period will be extended to the remaining term of the option, unless the Board explicitly provides otherwise when approving such options. Additionally, if Mr. Fromkin terminates his employment with the Company without good reason, (i) he must provide a 60-day notice during which time his unvested options shall continue to vest, and (ii) the post-termination exercise period for all vested options outstanding at the end of the 60-day notice period shall be extended to the remaining term of the option.

Under Dr. Reed's employment agreement and Messrs. Ballantyne's, Belbel's and Shaffer's employment agreements, if the respective executive's employment is terminated without cause or by the executive for good reason, or if the Company experiences a change of control during his or her employment, all of such executive's outstanding unvested options become fully vested and the post-termination exercise period will be extended to the shorter of (i) three years and (ii) the remaining term of the option, unless the Board explicitly provides otherwise when approving such options.

To the extent that any payments due to an executive on the termination of their employment with the Company (the "Post-termination Payments") are subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, and to the extent that the Post-termination Payments exceed four (4) times the "base amount" (as such term is defined in Section 280G(d)(2) of the Code), then the Company will make an additional ("gross-up") payment to the executive so that, the net amount retained by the executive shall be equal to the original amount of the Post-termination Payments after deduction of the excise tax, any federal, state and local income and employment tax and excise tax on the gross-up payment, but before deduction for any federal, state or local income and employment tax on the Post-termination Payments. However, to the extent that the Post-termination Payments do not exceed four (4) times the "base amount," then the Post-termination Payments will be reduced to the extent necessary to avoid imposition of the excise tax. Any amounts reduced shall be irrevocably forfeited by the executive, who shall have no further rights to receive them.

The agreements contain a confidentiality covenant applicable during the period of the executive's employment or at any time thereafter, as well as non-solicitation and non-competition covenants applicable to the executive both during and for a period of, in the case of Messrs. Fromkin and Belbel, six (6) months following the executive's employment with the Company, and in the case of Messrs. Ballantyne and Shaffer and Dr. Reed, twelve (12) months following the executive's employment with the Company.

The amounts (in addition to those shown in the Summary Compensation Table) that would have been payable to an executive under the agreements described above if a termination or change in control had occurred on March 31, 2010 are as follows:

	Andrew J. Fromkin	C. Evan Ballantyne	Caesar J. Belbel	Carol R. Reed, M.D.	James P. Shaffer (1)
Salary ($/# of months)	$441,292/12	$286,839/12	$286,839/12	$340,000/12	$300,000/12
Twelve months' health and other benefits	$ 16,536	$ 16,536	$ 6,264	$ 6,264	$ 1,279
Acceleration of options (2)	$ 1,158,958	$ 683,812	$ 683,812	$ 805,550	$ 184,608
Tax gross-up	N/A	N/A	N/A	N/A	N/A

(1) The amounts payable to Mr. Shaffer assume that Mr. Shaffer had received the amounts provided in his 2010 Agreement, which became effective on May 11, 2010. Please see "Executive Employment Agreements" above for a description of the benefits provided under Mr. Shaffer's 2007 Agreement, which was effective before May 11, 2010.

(2) The dollar values represent the amount of the benefit each of our named executive officers would have received from the acceleration of the unvested portion of such named executive officer's outstanding equity awards under the 2005 Plan, as if such event occurred as of March 31, 2010. For outstanding stock options, the benefit amount of the accelerated portion of such stock option award was calculated by multiplying the accelerated portion of such stock option award by the difference between the per share closing price of our common stock on March 31, 2010 ($19.40) as reported by the NASDAQ Global Market and the exercise price of the applicable option.

DIRECTOR COMPENSATION IN FISCAL YEAR 2010

Our directors who are not our employees or consultants receive compensation for their services as directors as follows:

Title	Cash Compensation	Equity Compensation (see below)
Chairman	$60,000 per year	30,000 stock options
Director	$30,000 per year	15,000 stock options

The portion of fees paid in cash is paid quarterly in arrears (approximately at the end of each fiscal quarter). The portion of fees paid in equity was granted on September 17, 2009, the date of the 2009 Annual Meeting of Stockholders, with an exercise price of $15.41, which was the closing price of our common stock on the date of grant. One-half of the equity portion is fully vested upon grant, with the remainder to vest on the date of our 2010 Annual Meeting of Stockholders. In addition, we pay a $1,000 per meeting cash compensation fee for members of the Audit Committee, to be paid quarterly in arrears with all other cash compensation.

Outside directors are given a choice of the method for receipt of their Board compensation. For the portion of fees paid in cash, instead of cash payments, directors may choose to receive all or any part of their cash compensation to be paid in a calendar year in the form of deferred stock units, so long as they make a deferral election prior to December 31 of the prior year. Deferred stock units allow directors to defer payment of their cash compensation (and taxes on such compensation) until the earlier date that is at least two (2) years from the date of grant, their retirement from the Board, or their death or disability. At the time of payment, the director will receive shares of our common stock in an amount equal to the number of shares that would have been purchased on the date of grant of the deferred stock units. We grant deferred stock units to directors who have chosen this method of compensation on the date that we otherwise make cash payments for director fees (approximately the end of each fiscal quarter). None of our outside directors elected to receive deferred stock units in the fiscal year ending March 31, 2010.

For the portion of fees paid in equity, directors may choose to receive all or any part of such compensation in the form of stock options, restricted stock or restricted stock units. Such equity portion of the directors' compensation was issued on September 17, 2009, with one-half of such awards being fully-vested on the date of issuance with the remainder vesting date of our 2010 Annual Meeting of Stockholders. If a director chose to receive such equity compensation in the form of stock options, such options were granted at an exercise price equal to $15.41 per share, the fair market value of our common stock quoted by the NASDAQ on the date of grant. If a director chose to receive such equity compensation in the form of restricted stock, we used the Black-Scholes option pricing model to grant to the director that number of shares of restricted stock or restricted stock units that was equal to the value of 15,000 stock options (or 30,000 stock options in the case of the Chairman) on such date. Like deferred stock units, restricted stock units allow a director to defer the payment of shares of our common stock (and taxes on such compensation) until the earlier of a date that is a least two (2) years from the date of grant, their retirement from the Board, or their death or disability. The vesting of all equity compensation will accelerate upon a change in control of Clinical Data. In fiscal 2010, Messrs. Kirk, Horner and Tarriff chose to receive their equity compensation in the form of 18,000 shares of restricted stock for Mr. Kirk, and 9,000 shares of restricted stock each for Messrs. Horner and Tarriff. Messrs. Malman and Wallace and Dr. Sobel each chose to receive their equity compensation in fiscal 2010 in the form of 15,000 stock options.

The following table shows the amounts paid to non-employee directors in fiscal 2010:

Name	Fees Earned or Paid in Cash ($)	Fees Earned or Paid in Deferred Stock Units ($)	Restricted Stock Awards ($)(1)	Option Awards ($)(2)	Total ($)
Randal J. Kirk, Chairman	60,000	--	277,380	--	337,380
Larry D. Horner*	17,000	17,000	138,690	--	172,690
Arthur B. Malman*	34,000	--	--	138,663	172,663
Burton E. Sobel MD*	34,000	--	--	138,663	172,663
Scott L. Tarriff	15,000	--	138,690	--	153,690
Richard J. Wallace	30,000	--	--	138,663	168,663

* Member of the Audit Committee

(1) The dollar amounts in this column represent the aggregate grant date fair value for the restricted stock awarded to our non-employee directors in fiscal 2010. These amounts have been calculated in accordance with FASB ASC Topic 718 using the Black-Scholes option-pricing model excluding the impact of estimated forfeitures related to service-based vesting conditions. In fiscal 2010, Messrs. Kirk, Horner and Tarriff received 18,000, 9,000 and 9,000 shares of restricted stock, respectively.

(2) The dollar amounts in this column represent the aggregate grant date fair value for each stock option awarded to our non-employee directors in fiscal 2010. These amounts have been calculated in accordance with FASB ASC Topic 718 using the Black-Scholes option-pricing model excluding the impact of estimated forfeitures related to service-based vesting conditions. For additional information regarding the assumptions used in the calculation of these amounts, please refer to Note 12 to our audited consolidated financial statements included in our Annual Report on Form 10-K for the year ended March 31, 2010 filed with the SEC on June 14, 2010 which is incorporated herein by reference.

REPORT OF THE AUDIT COMMITTEE*

The following is the report of the Audit Committee with respect to Clinical Data's audited financial statements for the year ended March 31, 2010.

The purpose of the Audit Committee is to assist the Board in fulfilling its responsibility to oversee Clinical Data's accounting and financial reporting, internal controls and audit functions. The Audit Committee Charter describes in greater detail the full responsibilities of the Audit Committee. The Audit Committee is comprised entirely of independent directors as defined by applicable NASDAQ Stock Market standards.

Management is responsible for our internal controls and the financial reporting process. Our independent registered public accounting firm is responsible for performing an independent integrated audit of our consolidated financial statements and the effectiveness of internal controls over financial reporting in accordance with the standards established by the Public Company Accounting and Oversight Board (United States) and issuing a report thereon. The Audit Committee's responsibility is to monitor this process. The Audit Committee has reviewed and discussed the consolidated financial statements with management and Deloitte & Touche LLP, our independent registered public accounting firm.

In the course of its oversight of Clinical Data's financial reporting process, the Audit Committee of the Board has:

- reviewed and discussed with management and Deloitte & Touche LLP, Clinical Data's audited financial statements for the fiscal year ended March 31, 2010;
- reviewed and discussed with management and Deloitte & Touche LLP, the effectiveness of internal control over financial reporting as of March 31, 2010;
- discussed with Deloitte & Touche LLP the matters required to be discussed by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU Section 380), as adopted by the Public Company Accounting Oversight Board;
- received the written disclosures and the letter from Deloitte & Touche LLP required by applicable requirements of the Public Company Accounting Oversight Board regarding the Deloitte and Touche LLP's communications with the audit committee concerning independence, and discussed with Deloitte and Touche LLP its independence;
- reviewed with management and Deloitte & Touche LLP Clinical Data's critical accounting policies;
- discussed with Deloitte & Touche LLP any relationships that may impact their objectivity and independence; and
- considered whether the provision of non-audit services by Deloitte & Touche LLP is compatible with maintaining independence.

Based on the foregoing review and discussions, the Audit Committee recommended to the Board of Directors that the audited financial statements be included in Clinical Data's Annual Report on Form 10-K for the year ended March 31, 2010 for filing with the Securities and Exchange Commission.

By the Audit Committee,

Larry D. Horner, Chair
Arthur B. Malman
Burton E. Sobel, M.D.

* The material in this report is not "soliciting material," is not deemed "filed" with the Securities and Exchange Commission, and is not to be incorporated by reference into any filing of the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date hereof and irrespective of any general incorporation language contained in such filing.

Principal Accounting Fees and Services

Deloitte & Touche LLP, the member firms of Deloitte Touche Tohmatsu, and their respective affiliates (collectively, "Deloitte & Touche") an independent registered public accounting firm, audited our financial statements for the year ended March 31, 2010. The Board has appointed Deloitte & Touche to serve as our independent registered public accounting firm for the fiscal year ending March 31, 2011. Representatives of Deloitte & Touche are expected to attend the annual meeting, will have the opportunity to make a statement if they desire and are expected to be available to respond to appropriate questions.

The aggregate fees for the audit and other services provided by Deloitte & Touche for the fiscal years 2010 and 2009 are as follows:

	2010	2009
Audit Fees (1)	$719,998	$634,502
Tax Fees (2)	12,225	--
Total	$732,223	$634,502

(1) Audit fees represent fees for professional services provided in connection with the integrated audit of our consolidated financial statements and effectiveness of internal controls over financial reporting and review of our quarterly financial statements.

(2) Tax fees represent fees for services rendered to us for tax compliance services and related consultations.

Our Audit Committee has adopted procedures requiring the pre-approval of all non-audit (including tax) services performed by the independent registered public accounting firm in order to assure that these services do not impair the auditor's independence. These procedures generally approve the performance of specific services subject to a cost limit for all such services. This general approval is to be reviewed, and if necessary modified, at least annually. Management must obtain the specific prior approval of the Audit Committee for each engagement of the independent registered public accounting firm to perform other audit-related or other non-audit services. The Audit Committee does not delegate its responsibility to approve services performed by the independent registered public accounting firm to any member of management.

The standard applied by the Audit Committee in determining whether to grant approval of any type of non-audit service, or of any specific engagement to perform a non-audit service, is whether the services to be performed, the compensation to be paid therefore and other related factors are consistent with the independent registered public accounting firm's independence under guidelines of the SEC and applicable professional standards. Relevant considerations include whether the work product is likely to be subject to, or implicated in, audit procedures during the audit of our financial statements, whether the independent registered public accounting firm would be functioning in the role of management or in an advocacy role, whether the independent registered public accounting firm's performance of the service would enhance our ability to manage or control risk or improve audit quality, whether such performance would increase efficiency because of the independent registered public accounting firm's familiarity with our business, personnel, culture, systems, risk profile and other factors, and whether the amount of fees involved, or the non-audit services portion of the total fees payable to the independent registered public accounting firm in the period would tend to reduce the independent registered public accounting firm's ability to exercise independent judgment in performing the audit.

All of the non-audit services rendered by Deloitte & Touche with respect to the 2010 fiscal year were pre-approved by the Audit Committee in accordance with this policy and there were not any non-audit services rendered by Deloitte & Touche with respect to the 2009 fiscal year.

PROPOSAL 2

APPROVAL OF AN AMENDMENT TO THE COMPANY'S CERTIFICATE OF INCORPORATION TO INCREASE THE AUTHORIZED NUMBER OF SHARES OF COMMON STOCK FROM 60,000,000 TO 100,000,000 SHARES

At the annual meeting, Clinical Data's stockholders will be asked to approve an amendment to the certificate of incorporation to increase Clinical Data's authorized number of shares of common stock from 60,000,000 shares to 100,000,000 shares.

The additional common stock to be authorized by adoption of the amendment would have rights identical to the currently outstanding common stock of Clinical Data. Adoption of the proposed amendment and issuance of the Clinical Data common stock would not affect the rights of the holders of currently outstanding common stock of Clinical Data, except for effects incidental to increasing the number of shares of Clinical Data's common stock outstanding, such as dilution of the earnings per share and voting rights of current holders of Clinical Data common stock. If the amendment to Clinical Data's certificate of incorporation is adopted, it will become effective upon filing of a certificate of amendment of Clinical Data's certificate of incorporation with the Secretary of State of the State of Delaware.

In addition to the 29,842,501 shares of common stock outstanding on July 1, 2010, Clinical Data has reserved 4,347,404 shares for issuance upon exercise of options and rights granted under Clinical Data's stock option plans of which options to purchase 4,015,867 shares are outstanding as of July 1, 2010. As of July 1, 2010, 4,262,247 shares of Clinical Data common stock are reserved for future issuance pursuant to outstanding Clinical Data warrants and 6,110,600 shares of Clinical Data common stock are reserved for future issuance pursuant to outstanding convertible notes. Assuming Proposal No. 3 is approved, Clinical Data will reserve an additional 1,900,000 additional shares of common stock for issuance under the 2005 Plan.

Although at present Clinical Data has no plans to issue the additional shares of common stock which are the subject of this proposal, it desires to have the shares available to provide additional flexibility to use its capital stock for business and financial purposes in the future. The additional shares may be used for various purposes without further stockholder approval. These purposes may include:

- raising capital;
- providing equity incentives to employees, officers or directors;
- establishing strategic relationships with other companies;
- expanding Clinical Data's business or product lines through the acquisition of other businesses, products or companies; and
- other purposes.

The additional shares of common stock that would become available for issuance if the proposal is adopted could also be used by Clinical Data to oppose a hostile takeover attempt or to delay or prevent changes in control or management of Clinical Data. For example, without further stockholder approval, the Board could strategically sell shares of common stock in a private transaction to purchasers who would oppose a takeover or favor the then current Board. Although this proposal to increase the authorized common stock has been prompted by business and financial considerations and not by the threat of any hostile takeover attempt (nor is the Board currently aware of any such attempts directed at Clinical Data), nevertheless, stockholders should be aware that approval of proposal could facilitate future efforts by Clinical Data to deter or prevent changes in control of Clinical Data, including transactions in which the stockholders might otherwise receive a premium for their shares over then current market prices.

To be approved, Proposal No. 2 must receive "For" votes from the majority of shares of Clinical Data's common stock having voting power outstanding on the record date for the annual meeting. If you "Abstain" from voting, it will have the same effect as an "Against" vote. Broker non-votes will have the same effect as "Against" votes.

THE BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS VOTE FOR PROPOSAL 2.

PROPOSAL 3

AMENDMENT OF THE 2005 PLAN TO INCREASE THE AGGREGATE NUMBER OF SHARES ISSUABLE PURSUANT TO THE 2005 PLAN FROM 4,600,000 SHARES TO 6,500,000 SHARES AND REAPPROVAL OF THE INTERNAL REVENUE CODE SECTION 162(M) PERFORMANCE OBJECTIVES AND AWARD LIMITS OF THE 2005 PLAN TO PERMIT THE COMPANY TO CONTINUE TO GRANT AWARDS TO OUR KEY OFFICERS THAT QUALIFY AS PERFORMANCE-BASED COMPENSATION UNDER SECTION 162(M) OF THE INTERNAL REVENUE CODE

General

In 2005, our Board approved the 2005 Plan which our stockholders adopted and approved on October 6, 2005 at the 2005 Annual Meeting of Stockholders. At our 2006 Annual Meeting of Stockholders, we amended and restated the 2005 Plan to increase the aggregate number of shares issuable pursuant to the 2005 Plan from 1,000,000 shares to 2,000,000 shares and to increase the maximum number of shares that could be granted pursuant to awards under the 2005 Plan to any participant in any tax year from 150,000 shares to 500,000 shares. Effective October 1, 2007, the number of shares that could be granted pursuant to the 2005 Plan increased from 2,000,000 to 3,000,000 as a result of our 3-for-2 stock split. At our 2008 Annual Meeting of Stockholders we amended the 2005 Plan to increase the aggregate number of shares issuable pursuant to the 2005 Plan from 3,000,000 to 4,600,000, which is the current number of shares that may be issued under the 2005 Plan, subject to adjustment for any future stock splits and similar capital changes. As of July 1, 2010, 257,037 shares remained available for future issuances under the 2005 Plan.

Proposed Amendment to the 2005 Plan

On June 10, 2010, our Board approved an amendment to the 2005 Plan, subject to stockholder approval, to increase the number of shares issuable under the 2005 Plan by an additional 1,900,000 shares from 4,600,000 shares to 6,500,000 shares.

We need additional shares of common stock for use under the 2005 Plan to ensure that a sufficient number of shares of common stock are available for awards to eligible persons in the future. We also require stockholder approval of this increase in order to ensure that all such shares of common stock issued pursuant to awards under the 2005 Plan may be treated as incentive stock options under the Internal Revenue Code of 1986, as amended (the "Code"). If this proposed amendment is not approved by the stockholders, no grants of awards will be made under the 2005 Plan once awards covering the shares of our common stock currently available under the 2005 Plan are granted. The proceeds we receive from the exercise of options under the 2005 Plan are used for our general corporate purposes.

Reapproval of Internal Revenue Code Section 162(m) Performance Objectives

Section 162(m) of the Code denies a tax deduction to any publicly-held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation paid to a covered employee exceeds $1 million. Our covered employees are our Chief Executive Officer, Chief Legal Officer, Chief Medical Officer and Chief Commercial Officer. If compensation qualifies as "performance-based" for Section 162(m) purposes, a corporation may deduct it for federal income tax purposes even if it exceeds $1 million in a single year. In order to permit us to grant future awards under the 2005 Plan to our covered employees that qualify as "performance-based" compensation for Section 162(m) purposes, our stockholders must approve the provisions to the 2005 Plan that specify the types of performance objectives that may be used as performance factors under the 2005 Plan and its limitations on the maximum number of shares subject to any performance equity award and maximum dollar amount of any cash performance award that may be granted to any individual in any single year. If we do not seek reapproval of the Section 162(m) performance objectives and maximum award limitations of the 2005 Plan at the annual meeting, it is possible that certain "performance-based" compensation including compensation attributable to stock options that are granted to covered employees after the date of the annual meeting, when combined with all other types of compensation received by a covered employee from the Company, may exceed the $1 million limitation in any given year.

Certain kinds of compensation, including qualified "performance-based" compensation, are disregarded for purposes of the Section 162(m) $1 million deduction limitation. In accordance with Treasury Regulations issued under Section 162(m) of the Code, generally, compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation, provided that, among other things, the maximum number of shares subject to the award that may be granted to any employee during a specified period is approved by the stockholders of the publicly held corporation (the "Section 162(m) Share Limit"). Compensation attributable to performance stock awards may qualify as "performance-based" compensation, provided that, among other things, the material terms of the performance goals and the maximum dollar amount of any cash performance award that may be granted to any individual in any single year (the "Section 162(m) Performance Goals" and, together with the Section 162(m) Share Limit, the "Section 162(m) Provisions") are approved by the stockholders of the publicly held corporation before the compensation is paid every five years. The 2005 Plan, including the performance objectives were initially approved by our stockholders at our 2005 annual meeting of stockholders and therefore will need to be reapproved at the 2010 annual meeting of stockholders. Therefore, in order to enable us to grant stock options, stock appreciation rights, performance stock awards and performance cash awards or other qualified performance-based compensation to covered employees under the 2005 Plan after the annual meeting that is fully deductible to the Company under Section 162(m) of the Code, our stockholders must reapprove the Section 162(m) Provisions at the annual meeting. If our stockholders do not re-approve the Section 162(m) Provisions, following the annual meeting we may not grant "performance-based" compensation awards under the 2005 Plan to our covered employees.

Our Board believes that it would be in the best interests of the Company and our stockholders to allow for the grant of tax deductible stock options, stock appreciation rights, performance stock awards and other qualified performance-based compensation to its covered employees. As described above in our Compensation Discussion and Analysis, performance-based compensation and equity compensation are important elements of our executive compensation program that we believe are necessary to retain executive officers and to incentivize them to build long-term stockholder value, and to align the interests of our executive officers with our stockholders.

Description of the 2005 Plan

The proposed text of the 2005 Plan is attached to this proxy statement as Annex A. The following description of the 2005 Plan is qualified in its entirety by reference to the text of the 2005 Plan.

Purposes of the 2005 Plan

The purposes of the 2005 Plan are: (a) to attract, retain, and provide additional incentives to highly competent employees, directors, and consultants; and (b) to promote the success of our business.

Administration

The 2005 Plan is administered by our Compensation Committee. The Compensation Committee is at all times composed of two or more members of our Board who are not our employees or consultants. The 2005 Plan gives the Compensation Committee discretion to make awards under the 2005 Plan, to set the terms of award agreements (including the type and amount of any award), to establish rules for the interpretation and administration of the 2005 Plan), and to make other determinations and take other actions consistent with the terms and purposes of the 2005 Plan.

The Compensation Committee may delegate to one or more of our executive officers the authority to select individuals (other than executive officers) to receive awards under the 2005 Plan and to determine the amount and types of awards granted to individuals who are selected.

Eligibility

Any employee of ours or our affiliates, any consultant whom the Compensation Committee determines is significantly responsible for our success and future growth and profitability, and any member of our Board, will be eligible to receive awards under the 2005 Plan. This group currently includes seven directors, approximately 180 employees and consultants.

Shares Available for Awards

If the amendment to the 2005 Plan is approved, 6,500,000 shares of our common stock will be reserved for awards under the 2005 Plan. No more than 50% of the reserved shares may be granted under awards other than stock options and stock appreciation rights (each as described below). In general, shares reserved for awards that lapse or are canceled will be added back to the pool of shares available for awards under the 2005 Plan. Awards other than stock options, stock appreciation rights, and restricted stock may be settled in media other than common stock, such as cash.

The 2005 Plan authorizes the Compensation Committee to adjust the number of shares available for awards (up or down) in response to changes in the number of outstanding shares of our common stock, such as dividends payable in stock, stock splits, combinations, and reclassifications. Also, in response to certain extraordinary events (such as extraordinary dividends or a merger or spinoff), the Compensation Committee may provide for cash payments or award substitutions to reflect consideration received by stockholders.

Performance Objectives

Awards under the 2005 Plan are forfeitable until they become vested. An award will become vested only if the vesting conditions set forth in the award agreement (as determined by the Compensation Committee) are satisfied. The vesting conditions may include performance of services for a specified period, achievement of "Performance Objectives" (as described below), or a combination of both. The Compensation Committee also has authority to provide for accelerated vesting upon occurrence of an event such as a change in control.

Performance Objectives selected by the Compensation Committee as vesting conditions must be based on one of more of the following general financial and/or operational objectives:

- increasing net sales;
- achieving a target level of earnings (including gross earnings; earnings before certain deductions, such as interest, taxes, depreciation, or amortization; or earnings per share);
- achieving a target level of income (including net income or income before consideration of certain factors, such as overhead) or a target level of gross profits;
- achieving a target return on capital, assets, or stockholders' equity;
- maintaining or achieving a target level of appreciation in the price of our common stock;
- increasing market share to a specified target level;
- achieving or maintaining a share price that meets or exceeds the performance of specified stock market indices or other benchmarks over a specified period;
- achieving a level of share price, earnings, or income performance that meets or exceeds performance in comparable areas of peer companies over a specified period;
- achieving specified reductions in costs or increases in productivity;
- achieving specified improvements in collection of outstanding accounts or specified reductions in non-performing debts;
- expanding one or more products or services into one or more new markets;
- acquiring a prescribed number of new customers or level of sales or profits in a line of business;
- achieving a prescribed level of productivity within a business unit or service area; and
- completing specified projects within or below the applicable budget.

Each of the Performance Objectives may relate to performance or achievements with respect to us, an affiliate of ours, or a related business unit.

Types of Awards

The 2005 Plan allows any of the following types of awards to be granted alone or in tandem with other awards:

Stock Options. Stock options granted under the 2005 Plan may be either incentive stock options, or ISOs, which are intended to satisfy the requirements of Section 422 of the Code, or nonstatutory stock options, known as NSOs, which are not intended to meet those requirements.

The exercise price of a stock option may not be less than 100% of the fair market value of our common stock on the date of grant and the term may not be longer than 10 years. If an ISO is granted to an individual who owns more than 10% of the combined voting power of all classes of our capital stock, the exercise price may not be less than 110% of the fair market value of our common stock on the date of grant and the term may not be longer than five years. The 2005 Plan prohibits repricing of outstanding stock options.

Award agreements for stock options may include rules for exercise of the stock options after termination of service. Options may not be exercised unless they are vested, and no option may be exercised after the end of the term set forth in the award agreement. If an award agreement does not have rules for exercise after termination of service, the stock options will be exercisable for three months after termination of service for any reason other than death or total and permanent disability, and for 12 months after termination of service on account of death or total and permanent disability.

Stock Appreciation Rights. A stock appreciation right entitles the grantee to receive, with respect to a specified number of shares of common stock, any increase in the value of the shares from the date the award is granted to the date the right is exercised. Under the 2005 Plan, all stock appreciation rights must be settled in common stock.

Award agreements for stock appreciation rights may include rules for exercise of the stock appreciation rights after termination of service. If an award agreement does not have rules for exercise after termination of service, the stock appreciation rights will be exercisable for three months after termination of service for any reason other than death or total and permanent disability, and for 12 months after termination of service on account of death or total and permanent disability.

Restricted Stock. Restricted stock is common stock that is subject to restrictions, including a prohibition against transfer and a substantial risk of forfeiture, until the end of a "restricted period" during which the grantee must satisfy certain vesting conditions. If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted stock is forfeited.

During the restricted period, the holder of restricted stock has the rights and privileges of a regular stockholder, except that the restrictions set forth in the applicable award agreement apply. For example, depending on the applicable award agreement, the holder of restricted stock may vote and receive dividends on the restricted shares, but he or she may not sell the shares until the restrictions are lifted.

Restricted Stock Units. A restricted stock unit entitles the grantee to receive common stock or cash (or other property) based on the value of common stock, after a "restricted period" during which the grantee must satisfy certain vesting conditions. If the grantee does not satisfy the vesting conditions by the end of the restricted period, the restricted stock unit is forfeited. The Compensation Committee is authorized (but not required) to grant holders of restricted stock units the right to receive dividends on the underlying common stock.

Other Equity-Based Awards. The 2005 Plan also authorizes the Compensation Committee to grant other types of equity-based compensation. For example, the Compensation Committee may grant shares of common stock upon the achievement of Performance Objectives.

Nontransferability

In general, awards under the 2005 Plan may not be assigned or transferred except by will or the laws of descent and distribution. However, the Compensation Committee may allow the transfer of NSOs to members of a 2005 Plan participant's immediate family or to a trust, partnership, or corporation in which the parties in interest are limited to the participant and members of the participant's immediate family.

Amendment and Termination

Our Board or the Compensation Committee may amend, alter, suspend, or terminate the 2005 Plan at any time. If necessary to comply with any applicable law (including stock exchange rules), we will first obtain stockholder approval, and/or will not implement an amendment until such approval is obtained.

Amendments, alterations, suspensions, and termination of the 2005 Plan generally may not impair a participant's (or a beneficiary's) rights under an outstanding award. However, rights may be impaired (a) if necessary to comply with an applicable law or accounting principles (including a change in the law or accounting principles); (b) pursuant to a written agreement with the participant; or (c) during the resolution or in recognition of unusual or nonrecurring events.

Effective Date and Duration

The 2005 Plan's effective date is July 27, 2005. Unless it is terminated sooner, the 2005 Plan will terminate upon the earlier of July 27, 2015; or the date all shares available for issuance under the 2005 Plan have been issued and vested.

Federal Income Tax Consequences

The material federal income tax consequences of the issuance and exercise of stock options and other awards under the 2005 Plan, based on the current provisions of the Code and regulations, are as follows:

Grant, Exercise, and Lifting of Restrictions

The grant of a stock option will have no tax consequences to the recipient or to us or our affiliates. In general, upon the exercise of an ISO, the employee will not recognize income and the employer will not be entitled to a tax deduction. However, the excess of the acquired shares' fair market value on the exercise date over the exercise price is included in the employee's income for purposes of the alternative minimum tax.

Upon the exercise of a NSO, the employee (or consultant or director, as applicable) will generally recognize ordinary income equal to the excess of the acquired shares' fair market value on the exercise date over the exercise price, and we (or the affiliate that granted the option) will generally be entitled to a tax deduction in the same amount. If the acquired shares are restricted stock (i.e., they are not transferable and are subject to a substantial risk of forfeiture), the tax consequences for restricted stock (described below) will apply.

If an employee (or consultant or director) transfers NSOs to members of his or her immediate family or to a trust, partnership, or corporation (as described above), the transfer will not be a taxable event. Upon the exercise of the NSOs (by the family member, trust, partnership, or corporation), the employee (or consultant or director) will recognize ordinary income.

The grant of a stock appreciation right will have no tax consequences to the recipient or to us or our affiliates. Upon the exercise of a stock appreciation right, the employee (or consultant or director, as applicable) will recognize ordinary income equal to the received shares' fair market value on the exercise date, and we (or the affiliate that granted the right) will generally be entitled to a tax deduction in the same amount.

In general, the grant of restricted stock, a restricted stock unit, or another equity award will have no tax consequences to the recipient or to us or our affiliates. When the award is settled (or, in the case of restricted stock, when the restrictions are lifted), the employee (or consultant or director, as applicable) will recognize ordinary income equal to the excess of (1) the applicable shares' fair market value on the date the restrictions are lifted over (2) the amount, if any, paid for the shares by the employee (or consultant or director); we (or the affiliate that granted the award) will generally be entitled to a tax deduction in the same amount. If the award is settled in cash or other property, the employee (or consultant or director) will recognize ordinary income equal to the net amount received, and we (or the affiliate that granted the award) will generally be entitled to a tax deduction in the same amount). The grantee of a restricted stock award may elect to be taxed on the date of grant by filing a "Section 83(b) election" rather than on the date when the restrictions are lifted.

Sale of Shares

When an employee (or director or consultant) sells shares received under any award other than an ISO, the employee (or director or consultant) will recognize capital gain or loss equal to the difference between the sale proceeds and the employee's (or director's or consultant's) basis in the shares. In general, the basis in the shares is the amount of ordinary income recognized upon receipt of the shares (or upon the lifting of restrictions, in the case of restricted stock) plus any amount paid for the shares.

When an employee disposes of ISO shares, the difference between the amount realized by the employee and the exercise price will generally constitute a capital gain or loss, as the case may be. However, if the employee does not hold the ISO shares for more than one year after exercising the ISO and for more than two years after the grant of the ISO, then: (1) the excess of the ISO shares' fair market value on the exercise date over the exercise price will generally be treated as ordinary income for the employee; (2) the difference between the sale proceeds and the ISO shares' fair market value on the exercise date will be treated as a capital gain or loss for the employee; and (3) the employer will generally be entitled to a tax deduction equal to the amount of ordinary income recognized by the employee.

Potential Limitation on Company Deductions

Section 162(m) of the Code denies a deduction to any publicly held corporation for compensation paid to certain "covered employees" in a taxable year to the extent that compensation to such covered employee exceeds $1 million. It is possible that compensation attributable to awards, when combined with all other types of compensation received by a covered employee from the Company, may cause this limitation to be exceeded in any particular year.

Certain kinds of compensation, including qualified "performance-based compensation," are disregarded for purposes of the deduction limitation. In accordance with Treasury Regulations issued under Section 162(m), compensation attributable to stock options and stock appreciation rights will qualify as performance-based compensation if the award is granted by a compensation committee comprised solely of "outside directors" and either (i) the plan contains a per-employee limitation on the number of shares for which such awards may be granted during a specified period, the per-employee limitation is approved by the stockholders, and the exercise price of the award is no less than the fair market value of the stock on the date of grant, or (ii) the award is granted (or exercisable) only upon the achievement (as certified in writing by the compensation committee) of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, and the award is approved by stockholders.

Awards to purchase restricted stock and restricted stock units will qualify as performance-based compensation under the Treasury Regulations only if (i) the award is granted by a compensation committee comprised solely of "outside directors," (ii) the award is granted (or exercisable) only upon the achievement of an objective performance goal established in writing by the compensation committee while the outcome is substantially uncertain, (iii) the compensation committee certifies in writing prior to the granting (or exercisability) of the award that the performance goal has been satisfied and (iv) prior to the granting (or exercisability) of the award, stockholders have approved the material terms of the award (including the class of employees eligible for such award, the business criteria on which the performance goal is based, and the maximum amount -- or formula used to calculate the amount -- payable upon attainment of the performance goal).

The 2005 Plan Benefits

As described above, the Compensation Committee has full discretion over the selection of employees, directors, and consultants to receive awards under the 2005 Plan and the amount and type of awards granted. Therefore, the benefits under the 2005 Plan that will be received by an individual or group are not determinable. On July 26, 2010, the closing price of our common stock on the NASDAQ Global Market was $14.50 per share.

The following table presents information with respect to options, restricted stock and deferred stock units granted under the 2005 Plan since its adoption through July 1, 2010 to:

- the named executive officers
- all executive officers as a group
- all non-employee directors as a group, and
- all non-executive officer employees as a group

Name and Position	Equity Awards
Current Executive Officers:	
Andrew J. Fromkin, President and Chief Executive Officer	969,728
C. Evan Ballantyne, Executive Vice President and Chief Financial Officer	235,000
Caesar J. Belbel, Executive Vice President, Chief Legal Officer and Secretary	404,545
Carol R. Reed, M.D., Executive Vice President and Chief Medical Officer	355,000
James P. Shaffer, Executive Vice President and Chief Commercial Officer	135,000
Executive Officers as a group (5 persons)	2,099,273
Non-Employee Directors (6 persons)	336,001
Non-Executive Officer Employees (208 persons)	2,903,733

Equity Compensation Plan Information

Clinical Data had authorized common stock for issuance under equity compensation plans as follows as of March 31, 2010:

Plan Category	Number of securities to be issued upon exercise of outstanding options (a)	Weighted-average exercise price of outstanding options (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	3,911,000	$14.17	444,000
Equity compensation plans not approved by security holders	N/A	N/A	N/A
Total	3,911,000	$14.17	444,000

THE BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS VOTE FOR PROPOSAL 3.

PROPOSAL 4

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The firm of Deloitte & Touche LLP, an independent registered public accounting firm, has audited our financial statements for each of the years ending March 31, 2002 through March 31, 2010. Our Audit Committee has appointed them to serve as our independent registered public accounting firm for the fiscal year ending March 31, 2011. Detailed disclosure of the audit and tax fees we paid to Deloitte & Touche LLP in 2010 and 2009 may be found on page 31 of this proxy statement. Based on these disclosures and information in the Report of the Audit Committee on page 30 of this proxy statement, our Audit Committee is satisfied that our accountants are sufficiently independent of management to perform their duties properly. Although not legally required to do so, our Board considers it desirable to seek, and recommends, shareholder ratification of our selection of Deloitte & Touche LLP as our independent registered public accounting firm for fiscal year 2011. If the stockholders fail to ratify our selection, the Audit Committee will reconsider whether or not to retain that firm. Even if the selection is ratified, the Audit Committee in its discretion may direct the appointment of a different independent registered public accounting firm at any time during the year if the Audit Committee determines that such a change would be in the best interest of Clinical Data and our stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT OUR STOCKHOLDERS VOTE <u>FOR</u> THE PROPOSAL TO RATIFY THE CHOICE OF DELOITTE & TOUCHE LLP AS CLINICAL DATA'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM.

SHAREHOLDER MATTERS

Shareholder Recommendations for Director Nominations

Any shareholder wishing to recommend a director candidate for consideration by the Nominating and Governance Committee should provide the following information to the Chair of the Nominating and Governance Committee, Clinical Data, Inc., One Gateway Center, Suite 702, Newton, Massachusetts 02458: (a) a brief statement outlining the reasons the nominee would be an effective director for Clinical Data; (b)(i) the name, age, and business and residence addresses of the candidate, (ii) the principal occupation or employment of the candidate for the past five (5) years, as well as information about any other boards of directors and board committees on which the candidate has served during that period, (iii) the number of shares of Clinical Data stock, if any, beneficially owned by the candidate and (iv) details of any business or other significant relationship the candidate has ever had with Clinical Data; and (c)(i) the shareholder's name and record address and the name and address of the beneficial owner of Clinical Data shares, if any, on whose behalf the proposal is made and (ii) the number of shares of Clinical Data stock that the shareholder and any such other beneficial owner beneficially own. The Nominating and Governance Committee may seek further information from or about the shareholder making the recommendation, the candidate, or any such other beneficial owner, including information about all business and other relationships between the candidate and the shareholder and between the candidate and any such other beneficial owner.

Deadline for Stockholder Proposals and Director Nominations

In order for a stockholder proposal to be considered for inclusion in our proxy materials for the 2011 annual meeting of stockholders, it must be received by us at our principal executive offices as is listed as our primary executive offices in our periodic reports under the Securities Exchange Act of 1934 no later than March 31, 2011.

In addition, our bylaws require a stockholder who wishes to bring business before or propose director nominations at an annual meeting to give advance written notice to our Secretary no later than June 18, 2011 (assuming the 2010 annual meeting of stockholders is held on September 16, 2010).

OTHER MATTERS

The Board does not know of any business to come before the meeting other than the matters described in the notice. If other business is properly presented for consideration at the meeting, the enclosed proxy authorizes the persons named therein to vote the shares in their discretion.

A copy of Clinical Data's Annual Report on Form 10-K for the fiscal year ended March 31, 2010, which was filed with the Securities and Exchange Commission on June 14, 2010, is available without charge upon written request to: Investor Relations, Clinical Data, Inc., One Gateway Center, Suite 702, Newton, MA 02458 USA.

Note 12 to Consolidated Financial Statements, included in our Annual Report on Form 10-K filed on June 14, 2010, is incorporated by reference into this proxy statement.

Clinical Data, Inc.
Amended and Restated 2005 Equity Incentive Plan

ARTICLE 1.
Background and Purpose of the Plan

1.1. Background. This Amended and Restated 2005 Equity Incentive Plan (the "*Plan*") permits the grant of Incentive Stock Options, Nonstatutory Stock Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, and other equity-based awards.

1.2. Purpose. The purposes of the Plan are (a) to attract and retain highly competent persons as Employees, Directors, and Consultants of the Company; (b) to provide additional incentives to such Employees, Directors, and Consultants; and (c) to promote the success of the business of the Company.

1.3. 2002 Plan. The Clinical Data, Inc. 2002 Incentive and Stock Plan (the "*Prior Plan*") shall remain in effect in accordance with its terms, and further option grants may be made under the Prior Plan after the Effective Date. The adoption of this Plan as of the Effective Date shall not affect the Prior Plan or the terms of any option granted under the Prior Plan either before or after the Effective Date.

1.4. Eligibility. Service Providers who are Employees, Consultants determined by the Committee to be significantly responsible for the success and future growth and profitability of the Company, or Directors are eligible to be granted Awards under the Plan. However, Incentive Stock Options may be granted only to Employees.

1.5. Definitions. Capitalized terms used in the Plan and not otherwise defined herein shall have the meanings assigned to such terms in the attached Appendix.

ARTICLE 2.
Share Limits

2.1. Shares Subject to the Plan.

(a) *Share Reserve.* Subject to adjustment under Section 2.3 of the Plan, six million five hundred thousand (6,500,000) Shares shall be initially reserved for issuance pursuant to Awards made under the Plan. All of the available Shares may, but need not, be issued pursuant to the exercise of Incentive Stock Options. At all times the Company will reserve and keep available a sufficient number of Shares to satisfy the requirements of all outstanding Awards made under the Plan and all other outstanding but unvested Awards made under the Plan that are to be settled in Shares.

(b) *Shares Counted Against Limitation.* If an Award is exercised, in whole or in part, by delivery or attestation of Shares under Section 5.4(b), or if the tax withholding obligation is satisfied by withholding Shares under Section 10.7(b), the number of Shares deemed to have been issued under the Plan (for purposes of the limitation set forth in this Section 2.1) shall be the number of Shares that were subject to the Award or portion thereof so exercised and not the net number of Shares actually issued upon such exercise.

(c) *Lapsed Awards.* If an Award: (i) expires; (ii) is terminated, surrendered, or canceled without having been exercised in full; or (iii) is otherwise forfeited in whole or in part, then the unissued Shares that were subject to such Award and/or such surrendered, canceled, or forfeited Shares (as the case may be) shall become available for future grant or sale under the Plan (unless the Plan has terminated), subject however, in the case of Incentive Stock Options, to any limitations under the Code.

(d) *Limitation on Full-Value Awards.* Not more than seven hundred fifty thousand (750,000) of the total number of Shares reserved for issuance under the Plan (as adjusted under Section 2.3) may be granted or sold as Awards of Restricted Stock, Restricted Stock Units, unrestricted grants of Shares, and other Awards ("*full-value Awards*") whose intrinsic value is not solely dependent on appreciation in the price of Shares after the date of grant. Options and Stock Appreciation Rights shall not be subject to, and shall not count against, the limit described in the preceding sentence. If a full-value Award expires, is forfeited, or otherwise lapses as described in Section 2.1(c), the

Shares that were subject to the Award shall be restored to the total number of Shares available for grant or sale as full-value Awards.

(e) *Substitute Awards.* The Committee may grant Awards under the Plan in substitution for stock and stock based awards held by employees, directors, consultants or advisors of another company (an "*Acquired Company*") in connection with a merger, consolidation or advisors of such Acquired Company with the Company or an Affiliate or the acquisition by the Company or an Affiliate of property or stock of the Acquired Company. The Committee may direct that the substitute Awards be granted on such terms and conditions as the Committee considers appropriate in the circumstances. Any substitute Awards granted under the Plan shall not count against the share limitations set forth in Section 2.1(a) and 2.2.

2.2. Individual Share Limit. In any Tax Year, no Service Provider shall be granted Awards with respect to more than seven hundred fifty thousand (750,000) Shares. The limit described in this Section 2.2 shall be construed and applied consistently with Section 162(m) of the Code, except that the limit shall apply to all Service Providers.

(a) *Awards Not Settled in Shares.* If an Award is to be settled in cash or any medium other than Shares, the number of Shares on which the Award is based shall count toward the individual share limit set forth in this Section 2.2.

(b) *Canceled Awards.* Any Awards granted to a Participant that are canceled shall continue to count toward the individual share limit applicable to that Participant set forth in this Section 2.2.

2.3. Adjustments.

(a) In the event that there is any dividend or distribution payable in Shares, or any stock split, reverse stock split, combination or reclassification of Shares, or any other similar change in the number of outstanding Shares, then the maximum aggregate number of Shares available for Awards under Section 2.1 of the Plan, the maximum number of Shares issuable to a Service Provider under Section 2.2 of the Plan, and any other limitation under this Plan on the maximum number of Shares issuable to an individual or in the aggregate shall be proportionately adjusted (and rounded down to a whole number) by the Committee as it deems equitable in its discretion to prevent dilution or enlargement of the rights of the Participants. The Committee's determination with respect to any such adjustments shall be conclusive.

(b) In the event that there is any extraordinary dividend or other distribution in respect of the Shares, recapitalization, reclassification, merger, reorganization, consolidation, combination, sale of assets, split-up, exchange, spin-off or other extraordinary event, then the Committee shall make provision for a cash payment, for the substitution or exchange of any or all outstanding Awards or a combination of the foregoing, based upon the distribution or consideration payable to holders of the Shares in respect of such event or on such other terms as the Committee otherwise deems appropriate.

ARTICLE 3.
ADMINISTRATION OF THE PLAN

3.1. Administrator. The Plan shall be administered by the Committee.

3.2. Powers of the Committee. Subject to the provisions of the Plan, Applicable Law, and the specific duties delegated by the Board to the Committee, the Committee shall have the authority in its discretion: (a) to determine the Fair Market Value; (b) to select the Service Providers to whom Awards may be granted hereunder and the types of Awards to be granted to each; (c) to determine the number of Shares to be covered by each Award granted hereunder; (d) to determine whether, to what extent, and under what circumstances an Award may be settled in cash, Shares, other securities, other Awards, or other property; (e) to approve forms of Award Agreements; (f) to determine, in a manner consistent with the terms of the Plan, the terms and conditions of any Award granted hereunder, based on such factors as the Committee, in its sole discretion, shall determine; (g) to construe and interpret the terms of the Plan and Award Agreements; (h) to correct any defect, supply any omission, or reconcile any inconsistency in the Plan or any Award Agreement in the manner and to the extent it shall deem desirable to carry out the purposes of the Plan; (i) to prescribe, amend, and rescind rules and regulations relating to the Plan, including rules and regulations relating to sub-plans established pursuant to Section 12.1 of the Plan; (j) to authorize withholding arrangements pursuant to Section 10.7(b) of the Plan; (k) to authorize any person to execute on behalf of the Company any instrument required to effect the grant of an Award previously granted by the Committee; and (l) to make all other determinations and take all other action described in the Plan or as the Committee otherwise deems necessary or advisable for administering the Plan and effectuating its purposes.

3.3. Compliance with Applicable Law. The Committee shall administer, construe, interpret, and exercise discretion under the Plan and each Award Agreement in a manner that is consistent and in compliance with a reasonable, good faith interpretation of all Applicable Laws.

3.4. Effect of Committee's Decision and Committee's Liability. The Committee's decisions, determinations and interpretations shall be final and binding on all Participants and any other holders of Awards. Neither the Committee nor any of its members shall be liable for any act, omission, interpretation, construction, or determination made in good faith in connection with the Plan or any Award Agreement.

3.5. Delegation to Executive Officers. To the extent permitted by Applicable Law, the Board may delegate to one or more Executive Officers the powers: (a) to designate Service Providers who are not Executive Officers as eligible to participate in the Plan; and (b) to determine the amount and type of Awards that may be granted to Service Providers who are not Executive Officers.

3.6. Awards may be Granted Separately or Together. In the Committee's discretion, Awards may be granted alone, in addition to, or in tandem with any other Award or any award granted under another plan of the Company or an Affiliate. Awards granted in addition to or in tandem with other awards may be granted either at the same time or at different times.

ARTICLE 4.
VESTING AND PERFORMANCE OBJECTIVES

4.1. General. The vesting schedule or Period of Restriction for any Award shall be specified in the Award Agreement. The criteria for vesting and for removing restrictions on any Award may include (i) performance of substantial services for the Company for a specified period; (ii) achievement of one or more Performance Objectives; or (iii) a combination of (i) and (ii), as determined by the Committee.

4.2. Period of Absence from Providing Substantial Services. To the extent that vesting or removal of restrictions is contingent on performance of substantial services for a specified period, a leave of absence (whether paid or unpaid) shall not count toward the required period of service unless the Award Agreement provides otherwise.

4.3. Performance Objectives.

(a) *Possible Performance Objectives.* Any Performance Objective shall relate to the Service Provider's performance for the Company (or an Affiliate) or the Company's (or Affiliate's) business activities or organizational goals, and shall be sufficiently specific that a third party having knowledge of the relevant facts could determine whether the Performance Objective is achieved. The Performance Objectives with respect to any Award may be one or more of the following General Financial and/or Operational Objectives, as established by the Committee in its sole discretion:

(i) General Financial Objectives:

- Increasing the Company's net sales
- Achieving a target level of earnings (including gross earnings; earnings before certain deductions, such as interest, taxes, depreciation, or amortization; or earnings per Share)
- Achieving a target level of income (including net income or income before consideration of certain factors, such as overhead) or a target level of gross profits for the Company, an Affiliate, or a business unit
- Achieving a target return on the Company's (or an Affiliate's) capital, assets, or stockholders' equity

- Maintaining or achieving a target level of appreciation in the price of the Shares
- Increasing the Company's (or an Affiliate's) market share to a specified target level
- Achieving or maintaining a Share price that meets or exceeds the performance of specified stock market indices or other benchmarks over a specified period
- Achieving a level of Share price, earnings, or income performance that meets or exceeds performance in comparable areas of peer companies over a specified period
- Achieving specified reductions in costs
- Achieving specified improvements in collection of outstanding accounts or specified reductions in non-performing debts

(ii) Operational Objectives:

- Expanding one or more products into one or more new markets
- Acquiring a prescribed number of new customers in a line of business
- Achieving a prescribed level of productivity within a business unit
- Completing specified projects within or below the applicable budget

(b) *Stockholder Approval of Performance Objectives.* The list of possible Performance Objectives set forth in Section 4.3(a), above, and the other material terms of Awards of Restricted Stock or Restricted Stock Units that are intended to qualify as "performance-based compensation" under Section 162(m) of the Code, shall be subject to reapproval by the Company's stockholders at the first stockholder meeting that occurs in 2010. No Award of Restricted Stock or Restricted Stock Units that is intended to qualify as "performance-based compensation" under Section 162(m) of the Code shall be made after that meeting unless stockholders have reapproved the list of Performance Objectives and other material terms of such Awards, or unless the vesting of the Award is made contingent on stockholder approval of the Performance Objectives and other material terms of such Awards.

(c) *Documentation of Performance Objectives.* With respect to any Award, the Performance Objectives shall be set forth in writing no later than 90 days after commencement of the period to which the Performance Objective(s) relate(s) (or, if sooner, before 25% of such period has elapsed) and at a time when achievement of the Performance Objectives is substantially uncertain. Such writing shall also include the period for measuring achievement of the Performance Objectives, which shall be no greater than five consecutive years, as established by the Committee. Once established by the Committee, the Performance Objective(s) may not be changed to accelerate the settlement of an Award or to accelerate the lapse or removal of restrictions on Restricted Stock that otherwise would be due upon the attainment of the Performance Objective(s).

(d) *Committee Certification.* Prior to settlement of any Award that is contingent on achievement of one or more Performance Objectives, the Committee shall certify in writing that the applicable Performance Objective(s) and any other material terms of the Award were in fact satisfied. For purposes of this Section 4.3(d), approved minutes of the Committee shall be adequate written certification.

(e) *Negative Discretion.* The Committee may reduce, but may not increase, the number of Shares deliverable or the amount payable under any Award after the applicable Performance Objectives are satisfied.

ARTICLE 5.
STOCK OPTIONS

5.1. Terms of Option. Subject to the provisions of the Plan, the type of Option, term, exercise price, vesting schedule, and other conditions and limitations applicable to each Option shall be as determined by the Committee and shall be stated in the Award Agreement.

5.2. Type of Option.

(a) Each Option shall be designated in the Award Agreement as either an Incentive Stock Option or a Nonstatutory Stock Option.

(b) Neither the Company nor the Committee shall have liability to a Participant or any other party if an Option (or any part thereof) which is intended to be an Incentive Stock Option does not qualify as an Incentive Stock Option. In addition, the Committee may make an adjustment or substitution described in Section 2.3 of the Plan that causes the Option to cease to qualify as an Incentive Stock Option without the consent of the affected Participant or any other party.

5.3. Limitations.

(a) *Maximum Term.* No Option shall have a term in excess of 10 years measured from the date the Option is granted. In the case of any Incentive Stock Option granted to a 10% Stockholder (as defined in Section 5.3(e), below), the term of such Incentive Stock Option shall not exceed five years measured from the date the Option is granted.

(b) *Minimum Exercise Price.* Subject to Section 2.3(b) of the Plan, the exercise price per share of an Option shall not be less than 100% of the Fair Market Value per Share on the date the Option is granted. In the case of any Incentive Stock Option granted to a 10% Stockholder (as defined in Section 5.3(e), below), subject to Section 2.3(b) of the Plan, the exercise price per share of such Incentive Stock Option shall not be less than 110% of the Fair Market Value per Share on the date the Option is granted.

(c) *Repricing Prohibited.* Except as provided in Section 2.3, the Committee shall not amend any outstanding Option to reduce its exercise price, and shall not grant an Option with a lower exercise price within six months before or after an Option with a higher exercise price is canceled.

(d) *$100,000 Limit for Incentive Stock Options.* Notwithstanding an Option's designation, to the extent that Incentive Stock Options are exercisable for the first time by the Participant during any calendar year with respect to Shares whose aggregate Fair Market Value exceeds $100,000 (regardless of whether such Incentive Stock Options were granted under this Plan, the 2002 Plan, or any other plan of the Company or any Affiliate), such Options shall be treated as Nonstatutory Stock Options. For purposes of this Section 5.3(d), Fair Market Value shall be measured as of the date the Option was granted and Incentive Stock Options shall be taken into account in the order in which they were granted.

(e) *10% Stockholder.* For purposes of this Section 5.3, a "10% Stockholder" is an individual who, immediately before the date an Award is granted, owns (or is treated as owning) stock possessing more than 10% of the total combined voting power of all classes of stock of the Company (or an Affiliate), determined under Section 424(d) of the Code.

5.4. Form of Consideration. The Committee shall determine the acceptable form of consideration for exercising an Option, including the method of payment. In the case of an Incentive Stock Option, the Committee shall determine the acceptable form of consideration at the time of grant. To the extent approved by the Committee, the consideration for exercise of an Option may be paid in any one, or any combination, of the forms of consideration set forth in subsections (a), (b), and (c), below.

(a) *Cash Equivalent.* Consideration may be paid by cash, check, or other cash equivalent approved by the Committee.

(b) *Tender or Attestation of Shares.* Consideration may be paid by the tendering of other Shares to the Company or the attestation to the ownership of the Shares that otherwise would be tendered to the Company in exchange for the Company's reducing the number of Shares issuable upon the exercise of the Option. Shares tendered or attested to in exchange for Shares issued under the plan must be held by the Service Provider for at least six months prior to their tender or their attestation to the Company and may not be shares of Restricted Stock at the time they are tendered or attested to. The Committee shall determine acceptable methods for tendering or attesting to Shares to exercise an Option under the Plan and may impose such limitations and prohibitions on the use of Shares to exercise Options as it deems appropriate. For purposes of determining the amount of the Option price satisfied by tendering or attesting to Shares, such Shares shall be valued at their Fair Market Value on the date of tender or attestation, as applicable.

(c) *Other Methods.* Consideration may be paid using such other methods of payment as the Committee, at its discretion, deems appropriate from time to time.

5.5. Exercise of Option.

(a) *Procedure for Exercise.* Any Option granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as set forth in the Award Agreement. An Option shall be deemed exercised when the Committee receives: (i) written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Option and (ii) full payment for the Shares (in a form permitted under Section 5.4 of the Plan) with respect to which the Option is exercised.

(b) *Termination of Relationship as a Service Provider.* Following a Participant's Termination of Service, the Participant (or the Participant's Beneficiary, in the case of Termination of Service due to death) may exercise his or her Option within such period of time as is specified in the Award Agreement, subject to the following conditions:

(i) An Option may be exercised after the Participant's Termination of Service only to the extent that the Option was vested as of the Termination of Service;

(ii) An Option may not be exercised after the expiration of the term of such Option as set forth in the Award Agreement;

(iii) Unless a Participant's Termination of Service is the result of the Participant's Disability, the Participant may not exercise an Incentive Stock Option more than three months after such Termination of Service;

(iv) If a Participant's Termination of Service is the result of the Participant's Disability, the Participant may exercise an Incentive Stock Option up to 12 months after Termination of Service; and

(v) After the Participant's death, his Beneficiary may exercise an Incentive Stock Option only to the extent that that the deceased Participant was entitled to exercise such Incentive Stock Option as of the date of his death.

In the absence of a specified time in the Award Agreement, the Option shall remain exercisable for three months after the Participant's Termination of Service for any reason other than Disability or death, and for 12 months after the Participant's Termination of Service on account of Disability or death.

(c) *Rights as a Stockholder.* Shares subject to an Option shall be deemed issued, and the Participant shall be deemed the record holder of such Shares, on the Option exercise date. Until such Option exercise date, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Shares subject to the Option. In the event that the Company effects a split of the Shares by means of a stock dividend and the exercise price of, and number of shares subject to, an Option are adjusted as of the date of distribution of the dividend (rather than as of the record date for such dividend), then a Participant who exercises such Option between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the Shares subject to the Option. No other adjustment shall be made for a dividend or other right for which the record date is prior to the date the Shares are issued.

5.6. Repurchase Rights. The Committee shall have the discretion to grant Options which are exercisable for unvested Shares. If the Participant ceases to be a Service Provider while holding such unvested Shares, the Company shall have the right to repurchase any or all of those unvested Shares at a price per share equal to the lower of (i) the exercise price paid per Share, or (ii) the Fair Market Value per Share at the time of repurchase. The terms upon which such repurchase right shall be exercisable by the Committee (including the period and procedure for exercise and the appropriate vesting schedule for the purchased Shares) shall be established by the Committee and set forth in the document evidencing such repurchase right.

ARTICLE 6.
Stock Appreciation Rights

6.1. Terms of Stock Appreciation Right. The term, base amount, vesting schedule, and other conditions and limitations applicable to each Stock Appreciation Right, except the medium of settlement, shall be as determined by the Committee and shall be stated in the Award Agreement. All Awards of Stock Appreciation Rights shall be settled in Shares issuable upon the exercise of the Stock Appreciation Right.

6.2. Exercise of Stock Appreciation Right.

(a) *Procedure for Exercise.* Any Stock Appreciation Right granted hereunder shall be exercisable according to the terms of the Plan and at such times and under such conditions as set forth in the Award Agreement. A Stock Appreciation Right shall be deemed exercised when the Committee receives written or electronic notice of exercise (in accordance with the Award Agreement) from the person entitled to exercise the Stock Appreciation Right.

(b) *Termination of Relationship as a Service Provider.* Following a Participant's Termination of Service, the Participant (or the Participant's Beneficiary, in the case of Termination of Service due to death) may exercise his or her Stock Appreciation Right within such period of time as is specified in the Award Agreement to the extent that the Stock Appreciation right is vested as of the Termination of Service. In the absence of a specified time in the Award Agreement, the Stock Appreciation Right shall remain exercisable for three months following the Participant's Termination of Service for any reason other than Disability or death, and for 12 months after the Participant's Termination of Service on account of Disability or death.

(c) *Rights as a Stockholder.* Shares subject to a Stock Appreciation Right shall be deemed issued, and the Participant shall be deemed the record holder of such Shares, on the date the Stock Appreciation Right is exercised. Until such date, no right to vote or receive dividends or any other rights as a stockholder shall exist with respect to the Shares subject to the Stock Appreciation Right. If the Company effects a split of the Shares by means of a stock dividend and the exercise price of, and number of shares subject to, a Stock Appreciation Right are adjusted as of the date of distribution of the dividend (rather than as of the record date for such dividend), then a Participant who exercises such Stock Appreciation Right between the record date and the distribution date for such stock dividend shall be entitled to receive, on the distribution date, the stock dividend with respect to the Shares subject to the Stock Appreciation Right. No other adjustment shall be made for a dividend or other right for which the record date is prior to the date the Shares are issued.

ARTICLE 7.
Restricted Stock

7.1. Terms of Restricted Stock. Subject to the provisions of the Plan, the Period of Restriction, the number of Shares granted, and other conditions and limitations applicable to each Award of Restricted Stock shall be as determined by the Committee and shall be stated in the Award Agreement. Unless the Committee determines otherwise, Shares of Restricted Stock shall be held by the Company as escrow agent until the restrictions on such Shares have lapsed.

7.2. Transferability. Except as provided in this Article 7, Shares of Restricted Stock may not be sold, transferred, pledged, assigned, or otherwise alienated or hypothecated until the end of the applicable Period of Restriction.

7.3. Other Restrictions. The Committee, in its sole discretion, may impose such other restrictions on Shares of Restricted Stock as it may deem advisable or appropriate.

7.4. Removal of Restrictions. Except as otherwise provided in this Article 7, and subject to Section 10.5 of the Plan, Shares of Restricted Stock covered by an Award of Restricted Stock made under the Plan shall be released from escrow, and shall become fully transferable, as soon as practicable after the Period of Restriction ends, and in any event no later than $2^1/2$ months after the end of the Tax Year in which the Period of Restriction ends.

7.5. Voting Rights. During the Period of Restriction, Service Providers holding Shares of Restricted Stock granted hereunder may exercise full voting rights with respect to those Shares, unless otherwise provided in the Award Agreement.

7.6. Dividends and Other Distributions. During the Period of Restriction, Service Providers holding Shares of Restricted Stock shall be entitled to receive all dividends and other distributions paid with respect to such Shares unless otherwise provided in the Award Agreement.

(a) If any such dividends or distributions are paid in Shares, the Shares shall be subject to the same restrictions (and shall therefore be forfeitable to the same extent) as the Shares of Restricted Stock with respect to which they were paid.

(b) If any such dividends or distributions are paid in cash, the Award Agreement may specify that the cash payments shall be subject to the same restrictions as the related Restricted Stock, in which case they shall be accumulated during the Period of Restriction and paid or forfeited when the related Shares of Restricted Stock vest or are forfeited. Alternatively, the Award Agreement may specify that the dividend equivalents or other payments shall be unrestricted, in which case they shall be paid as soon as practicable after the dividend or distribution date. In no event shall any cash dividend or distribution be paid later than $2^1/2$ months after the Tax Year in which the dividend or distribution becomes nonforfeitable.

7.7. Right of Repurchase of Restricted Stock. If, with respect to any Award, (a) a Participant's Termination of Service occurs before the end of the Period of Restriction or (b) any Performance Objectives are not achieved by the end of the period for measuring such Performance Objectives, then the Company shall have the right to repurchase forfeitable Shares of Restricted Stock from the Participant at their original issuance price or other stated or formula price (or to require forfeiture of such Shares if issued at no cost).

ARTICLE 8.
RESTRICTED STOCK UNITS

8.1. Terms of Restricted Stock Units. Subject to the provisions of the Plan, the Period of Restriction, number of underlying Shares, and other conditions and limitations applicable to each Award of Restricted Stock Units shall be as determined by the Committee and shall be stated in the Award Agreement.

8.2. Settlement of Restricted Stock Units. Subject to Section 10.5 of the Plan, the number of Shares specified in the Award Agreement, or cash equal to the Fair Market Value of the underlying Shares specified in the Award Agreement, shall be delivered to the Participant as soon as practicable after the end of the applicable Period of Restriction, and in any event no later than 2½ months after the end of the Tax Year in which the Period of Restriction ends, unless otherwise elected to be issued on a later date in accordance with the requirements of Section 409A of the Code.

8.3. Dividend and Other Distribution Equivalents. The Committee is authorized to grant to holders of Restricted Stock Units the right to receive payments equivalent to dividends or other distributions with respect to Shares underlying Awards of Restricted Stock Units. The Award Agreement may specify that the dividend equivalents or other distributions shall be subject to the same restrictions as the related Restricted Stock Units, in which case they shall be accumulated during the Period of Restriction and paid or forfeited when the related Restricted Stock Units are paid or forfeited. Alternatively, the Award Agreement may specify that the dividend equivalents or other distributions shall be unrestricted, in which case they shall be paid on the dividend or distribution payment date for the underlying Shares, or as soon as practicable thereafter. In no event shall any unrestricted dividend equivalent or other distribution be paid later than 2½ months after the Tax Year in which the record date for the dividend or distribution occurs.

8.4. Forfeiture. If, with respect to any Award, (a) a Participant's Termination of Service occurs before the end of the Period of Restriction, or (b) any Performance Objectives are not achieved by the end of the period for measuring such Performance Objectives, then the Restricted Stock Units granted pursuant to such Award shall be forfeited and the Company (and any Affiliate) shall have no further obligation thereunder.

ARTICLE 9.
OTHER EQUITY-BASED AWARDS

9.1. Other Equity-Based Awards. The Committee shall have the right to grant other Awards based upon or payable in Shares having such terms and conditions as the Committee may determine, including the grant of Shares upon the achievement of a Performance Objective and the grant of securities convertible into Shares.

ARTICLE 10.
ADDITIONAL TERMS OF AWARDS

10.1. No Rights to Awards. No Service Provider shall have any claim to be granted any Award under the Plan, and the Company is not obligated to extend uniform treatment to Participants or Beneficiaries under the Plan. The terms and conditions of Awards need not be the same with respect to each Participant.

10.2. No Effect on Employment or Service. Neither the Plan nor any Award shall confer upon a Participant any right with respect to continuing the Participant's relationship as a Service Provider with the Company; nor shall they interfere in any way with the Participant's right or the Company's right to terminate such relationship at any time, with or without cause, to the extent permitted by Applicable Laws and any enforceable agreement between the Service Provider and the Company.

10.3. No Fractional Shares. No fractional Shares shall be issued or delivered pursuant to the Plan or any Award, and the Committee shall determine whether cash, other securities, or other property shall be paid or transferred in lieu of any fractional Shares, or whether such fractional Shares or any rights thereto shall be canceled, terminated, or otherwise eliminated.

10.4. Transferability of Awards. Unless otherwise determined by the Committee, an Award may not be sold, pledged, assigned, hypothecated, transferred, or disposed of in any manner other than by will or by the laws of descent or distribution and may be exercised, during the lifetime of the Participant, only by the Participant. Subject to the approval of the Committee in its sole discretion, Nonstatutory Stock Options may be transferable to members of the immediate family of the Participant and to one or more trusts for the benefit of such family members, partnerships in which such family members are the only partners, or corporations in which such family members are the only stockholders. "Members of the immediate family" means the Participant's spouse, children, stepchildren, grandchildren, parents, grandparents, siblings (including half brothers and sisters), and individuals who are family members by adoption. To the extent that any Award is transferable, such Award shall contain such additional terms and conditions as the Committee deems appropriate.

10.5. Conditions On Delivery of Shares and Lapsing of Restrictions. The Company shall not be obligated to deliver any Shares pursuant to the Plan or to remove restrictions from Shares previously delivered under the Plan until (a) all conditions of the Award have been met or removed to the satisfaction of the Committee, (b) subject to approval of the Company's counsel, all other legal matters (including any Applicable Laws) in connection with the issuance and delivery of such Shares have been satisfied, and (c) the Participant has executed and delivered to the Company such representations or agreements as the Committee may consider appropriate to satisfy the requirements of Applicable Laws.

10.6. Inability to Obtain Authority. The inability of the Company to obtain authority from any regulatory body having jurisdiction, which authority is deemed by the Company's counsel to be necessary to the lawful issuance and sale of any Shares hereunder, shall relieve the Company of any liability in respect of the failure to issue or sell such Shares as to which such requisite authority shall not have been obtained.

10.7. Withholding.

(a) *Withholding Requirements.* Prior to the delivery of any Shares or cash pursuant to the grant, exercise, vesting, or settlement of an Award, the Company shall have the power and the right to deduct or withhold, or to require a Participant or Beneficiary to remit to the Company, an amount sufficient to satisfy any federal, state, and local taxes (including the Participant's FICA obligation) that the Company determines is required to be withheld to comply with Applicable Laws. The Participant or Beneficiary shall remain responsible at all times for paying any federal, state, and local income or employment tax due with respect to any Award, and the Company shall not be liable for any interest or penalty that a Participant or Beneficiary incurs by failing to make timely payments of tax.

(b) *Withholding Arrangements.* The Committee, in its sole discretion and pursuant to such procedures as it may specify from time to time, may permit a Participant or Beneficiary to satisfy such tax withholding obligation, in whole or in part, by (i) electing to have the Company withhold otherwise deliverable Shares, or (ii) delivering to the Company already-owned Shares having a Fair Market Value equal to the amount required by Applicable Law to be withheld. The Fair Market Value of the Shares to be withheld or delivered, or with respect to which restrictions are removed, shall be determined as of the date that the taxes are required to be withheld.

10.8. Other Provisions in Award Agreements. In addition to the provisions described in the Plan, any Award Agreement may include such other provisions (whether or not applicable to the Award of any other Participant) as the Committee determines appropriate, including restrictions on resale or other disposition, provisions for the acceleration of exercisability of Options and Stock Appreciation Rights in the event of a change in control of the Company, provisions for the cancellation of Awards in the event of a change in control of the Company, and provisions to comply with Applicable Laws.

10.9. Section 16 of the Exchange Act. It is the intent of the Company that Awards and transactions permitted by Awards be interpreted in a manner that, in the case of Participants who are or may be subject to Section 16 of the Exchange Act, qualify, to the maximum extent compatible with the express terms of the Awards, for exemption from matching liability under Rule 16b-3 promulgated under the Exchange Act. The Company shall have no liability to any Participant or other person for Section 16 consequences of Awards or events in connection with Awards if an Award or related event does not so qualify.

10.10. Not Benefit Plan Compensation. Payments and other benefits received by a Participant under an Award made pursuant to the Plan shall not be deemed a part of a Participant's compensation for purposes of determining the Participant's benefits under any other employee benefit plans or arrangements provided by the Company or an Affiliate, except where the Committee expressly provides otherwise in writing.

ARTICLE 11.
Term, Amendment, and Termination of Plan

11.1. Term of Plan. The Plan shall become effective on the Effective Date.

11.2. Termination of the Plan. The Plan shall terminate upon the earliest to occur of (i) July 27, 2015; (ii) the date that is 10 years after the Plan is approved by the Company's stockholders; (iii) the date on which all Shares available for issuance under the Plan have been issued as fully vested Shares; or (iv) the date determined by the Board pursuant to its authority under Section 11.3 of the Plan.

11.3. Amendment of the Plan. The Board or the Committee may at any time amend, alter, suspend, or terminate the Plan, without the consent of the Participants or Beneficiaries. The Company shall obtain stockholder approval of any Plan amendment to the extent necessary to comply with Applicable Laws.

11.4. Effect of Amendment or Termination. Except as provided in Section 11.5 of the Plan, no amendment, alteration, suspension, or termination of the Plan shall impair the rights of any Participant or Beneficiary under an outstanding Award, unless required to comply with an Applicable Law or mutually agreed otherwise between the Participant and the Committee; any such agreement must be in writing and signed by the Participant and the Company. Termination of the Plan shall not affect the Committee's ability to exercise the powers granted to it hereunder with respect to Awards granted under the Plan prior to the date of such termination.

11.5. Adjustments of Awards Upon the Occurrence of Unusual or Nonrecurring Events. The Committee may, in its sole discretion (but subject to the limitations and conditions expressly stated in the Plan, such as the limitations on adjustment of Performance Objectives), adjust the terms and conditions of Awards during the pendency or in recognition of (a) unusual or nonrecurring events affecting the Company or an Affiliate (such as a capital adjustment, reorganization, or merger) or the financial statements of the Company or an Affiliate, or (b) any changes in Applicable Laws or accounting principles. By way of example, the power to adjust Awards shall include the power to suspend the exercise of any Option or Stock Appreciation Right.

ARTICLE 12.
MISCELLANEOUS

12.1. Authorization of Sub-Plans. The Committee may from time to time establish one or more sub-plans under the Plan for purposes of satisfying applicable blue sky, securities, and/or tax laws of various jurisdictions. The Committee shall establish such sub-plans by adopting supplements to this Plan containing (i) such limitations as the Committee deems necessary or desirable, and (ii) such additional terms and conditions not otherwise inconsistent with the Plan as the Committee shall deem necessary or desirable. All sub-plans adopted by the Committee shall be deemed to be part of the Plan, but each sub-plan shall apply only to Participants within the affected jurisdiction and the Company shall not be required to provide copies of any sub-plans to Participants in any jurisdiction which is not the subject of such sub-plan.

12.2. Governing Law. The provisions of the Plan and all Awards made hereunder shall be governed by and interpreted in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

12.3. Committee Manner of Action. Unless otherwise provided in the bylaws of the Company or the charter of the Committee: (a) a majority of the members of a Committee shall constitute a quorum, and (b) the vote of a majority of the members present who are qualified to act on a question assuming the presence of a quorum or the unanimous written consent of the members of the Committee shall constitute action by the Committee. The Committee may delegate the performance of ministerial functions in connection with the Plan to such person or persons as the Committee may select.

12.4. Expenses. The costs of administering the Plan shall be paid by the Company.

12.5. Severability. If any provision of the Plan or any Award Agreement is determined by a court of competent jurisdiction to be invalid, illegal, or unenforceable in any jurisdiction, or as to any person or Award, such provision shall be construed or deemed to be amended to resolve the applicable infirmity, unless the Committee determines that it cannot be so construed or deemed amended without materially altering the Plan or the Award, in which case such provision shall be stricken as to such jurisdiction, person, or Award, and the remainder of the Plan and any such Award shall remain in full force and effect.

12.6. Construction. Unless the contrary is clearly indicated by the context, (1) the use of the masculine gender shall also include within its meaning the feminine and vice versa; (2) the use of the singular shall also include within its meaning the plural and vice versa; and (3) the word "include" shall mean to include, but not to be limited to.

12.7. No Trust or Fund Created. Neither the Plan nor any Award Agreement shall create or be construed to create a trust or separate fund of any kind or a fiduciary relationship between the Company (or an Affiliate) and a Participant or any other person. To the extent that any person acquires a right to receive payments from the Company (or an Affiliate) pursuant to an Award, such right shall be no more secure than the right of any unsecured general creditor of the Company (or the Affiliate, as applicable).

12.8. Headings. Headings are given to the sections and subsections of the Plan solely as a convenience to facilitate reference. Such headings shall not be deemed in any way material or relevant to the construction or interpretation of the Plan or any provision thereof.

12.9. Complete Statement of Plan. This document is a complete statement of the Plan.

APPENDIX

As used in the Plan, the following terms shall have the following meanings:

(a) "*Affiliate*" means an entity in which the Company has a direct or indirect equity interest, whether now or hereafter existing; provided however, that with respect to an Incentive Stock Option, an Affiliate means a "parent corporation" (as defined in Section 424(e) of the Code) or a "subsidiary corporation" (as defined in Section 424(f) of the Code) with respect to the Company, whether now or hereafter existing.

(b) "*Applicable Laws*" means the requirements relating to, connected with, or otherwise implicated by the administration of long-term incentive plans under applicable state corporation laws, United States federal and state securities laws, the Code, any stock exchange or quotation system on which the Shares are listed or quoted, and the applicable laws of any foreign country or jurisdiction where Awards are, or will be, granted under the Plan.

(c) "*Award*" means, individually or collectively, a grant under the Plan of Options, Stock Appreciation Rights, Restricted Stock, Restricted Stock Units, or other equity-based awards.

(d) "*Award Agreement*" means a written agreement setting forth the terms and provisions applicable to an Award granted under the Plan. Each Award Agreement shall be subject to the terms and conditions of the Plan.

(e) "*Beneficiary*" means the personal representative of the Participant's estate or the person(s) to whom an Award is transferred pursuant to the Participant's will or in accordance with the laws of descent or distribution.

(f) "*Board*" means the board of directors of the Company.

(g) "*Code*" means the Internal Revenue Code of 1986, as amended. Any reference to a section of the Code herein shall be a reference to any regulations or other guidance of general applicability promulgated under such section, and shall further be a reference to any successor or amended section of such section of the Code that is so referred to and any regulations thereunder.

(h) "*Committee*" means the Compensation Committee of the Board, which has been constituted by the Board to comply with the requirements of Rule 16b-3 promulgated under the Exchange Act, Section 162(m) of the Code, and/or other Applicable Laws.

(i) "*Company*" means Clinical Data, Inc., a Delaware corporation, or any successor thereto.

(j) "*Consultant*" means any natural person, including an advisor, engaged by the Company or an Affiliate to render services to such entity.

(k) "*Director*" means a member of the Board.

(l) "*Disability*" means total and permanent disability as defined in Section 22(e)(3) of the Code.

(m) "*Effective Date*" means July 27, 2005; *provided* that the Plan and any Awards granted hereunder shall be null and void if the Plan is not approved by the Company's stockholders before any compensation under the Plan is paid.

(n) "*Employee*" means any person who is an employee, as defined in Section 3401(c) of the Code, of the Company or any Affiliate or any other entity the employees of which are permitted to receive Incentive Stock Options under the Code. Neither service as a Director nor payment of a director's fee by the Company shall be sufficient to constitute "employment" by the Company.

(o) "*Exchange Act*" means the Securities Exchange Act of 1934, as amended.

(p) "*Executive Officer*" means an individual who is an "executive officer" of the Company (as defined by Rule 3b-7 under the Exchange Act) or a "covered employee" under Section 162(m) of the Code.

(q) "*Fair Market Value*" means, with respect to Shares as of any date the closing sale price per share of such Shares (or the closing bid, if no sales were reported) as reported in *The Wall Street Journal* (Northeast edition) or, if not reported therein, such other source as the Committee deems reliable.

(r) "*Incentive Stock Option*" means an Option intended to qualify as an incentive stock option within the meaning of Section 422 of the Code.

(s) "*Nonstatutory Stock Option*" means an Option not intended to qualify as an Incentive Stock Option.

(t) "*Option*" means an option to purchase Shares that is granted pursuant to Article 5 of the Plan. An Option may be an Incentive Stock Option or a Nonstatutory Stock Option.

(u) "*Participant*" means the holder of an outstanding Award granted under the Plan.

(v) "*Performance Objective*" means a performance objective or goal that must be achieved before an Award, or a feature of an Award, becomes nonforfeitable, as described in Section 4.3 of the Plan.

(w) "*Period of Restriction*" means the period during which Restricted Stock, the remuneration underlying Restricted Stock Units, or any other feature of an Award is subject to a substantial risk of forfeiture. A Period of Restriction shall be deemed to end when the applicable Award ceases to be subject to a substantial risk of forfeiture.

(x) "*Restricted Stock*" means Shares that, during a Period of Restriction, are subject to restrictions as described in Article 7 of the Plan.

(y) "*Restricted Stock Unit*" means an Award that entitles the recipient to receive Shares or cash after a Period of Restriction, as described in Article 8 of the Plan.

(z) "*Service Provider*" means an Employee, Director, or Consultant.

(aa) "*Share*" means a share of the Company's common stock.

(bb) "*Stock Appreciation Right*" means an Award that entitles the recipient to receive, upon exercise, the excess of (i) the Fair Market Value of a Share on the date the Award is exercised, over (ii) a base amount specified by the Committee which shall not be less than the Fair Market Value of a Share on the date the Award is granted, as described in Article 6 of the Plan

(cc) "*Tax Year*" means the Company's taxable year. If an Award is granted by an Affiliate, such Affiliate's taxable year shall apply instead of the Company's taxable year.

(dd) "*Termination of Service*" means the date an individual ceases to be a Service Provider. Unless the Committee or a Company policy provides otherwise, a leave of absence authorized by the Company or the Committee (including sick leave or military leave) from which return to service is not guaranteed by statute or contract shall be characterized as a Termination of Service if the individual does not return to service within three months; such Termination of Service shall be effective as of the first day that is more than three months after the beginning of the period of leave. If the ability to return to service upon the expiration of such leave is guaranteed by statute or contract, but the individual does not return, the leave shall be characterized as a Termination of Service as of a date established by the Committee or Company policy. For purposes of the Plan and any Award hereunder, if an entity ceases to be an Affiliate, Termination of Service shall be deemed to have occurred with respect to each Participant in respect of such Affiliate who does not continue as a Service Provider in respect of the Company or another Affiliate after such giving effect to such Affiliate's change in status.